2019 Annual Report Energizing Life

Title goes here Contents 2019 Highlights 3 Message from Our Chair 6 Message from Our President and CEO 8 A Sustainable Future for All 10 Why Invest in Hydro One 11 Our New Corporate Strategy 12 Our Five Priorities 13 Corporate Governance 24 Financial Report 26

Title goes here The Power of Connection. Energizing Life. Hydro One energizes life for people and communities, helping Ontarians live a better and brighter future. Through our network of businesses, we are growing and evolving to meet the expectations of the shareholders, regulators, Indigenous peoples and customers we serve. 85.7% Residential & small business customer satisfaction $1.7billion In capital investments to our grid to ensure safe and reliable power for communities across Ontario Hydro One Limited | Annual Report 2019 1

Corporate Profile A Network Built for the Possibilities of Tomorrow Who We Are Hydro One Limited (TSX: H) Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $27.1 billion in assets as at December 31, 2019, and annual revenues in 2019 of approximately $6.5 billion. Our team of approximately 8,800 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2019, Hydro One invested approximately $1.7 billion in its transmission and distribution networks and supported the economy through buying approximately $1.5 billion of goods and services. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association. Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com; www.sedar.com or www.sec.gov) $6.5billion 8,800 2019 annual revenue Skilled and dedicated employees 2 Hydro One Limited | Annual Report 2019

Financial Highlights Financial Highlights Year ended December 31 (millions of dollars, except as otherwise noted) 2019 2018 Revenues 6,480 6,150 Purchased power 3,111 2,899 Revenues, net of purchased power1 3,369 3,251 Operation, maintenance and administration (OM&A) costs 1,181 1,105 Depreciation, amortization and asset removal costs 878 837 Financing charges 514 459 Income tax expense (recovery) (6) 915 Net income (loss) to common shareholders of Hydro One 778 (89) Adjusted net income to common shareholders of Hydro One1 918 807 Basic earnings per common share (EPS) $1.30 ($0.15) Diluted EPS $1.30 ($0.15) Basic adjusted non-GAAP EPS (Adjusted EPS)1 $1.54 $1.35 Diluted Adjusted EPS1 $1.53 $1.35 Net cash from operating activities 1,614 1,575 Funds from operations (FFO)1 1,532 1,572 Capital investments 1,667 1,575 Assets placed in-service 1,703 1,813 Transmission: Average monthly Ontario 60-minute peak demand (MW) 19,896 20,485 Distribution: Electricity distributed to Hydro One customers (GWh) 27,536 27,338 Debt to capitalization ratio2 56.3% 55.6% 1. See section “Non-GAAP Measures” for description and reconciliation of adjusted net income, basic and diluted Adjusted EPS, FFO and revenues, net of purchased power. 2. Debt to capitalization ratio is a non-GAAP measure and has been presented as at December 31, 2019 and 2018, and has been calculated as total debt (including total long-term debt, convertible debentures and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholders’ equity, including preferred shares but excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure. Total Assets Rate Base Revenues Regulated Earnings (Net of purchased power costs) (Before financing charges and income taxes) 7% 56% 4039%% 61%60% 1% 49% 3844%% 56%62% $27.1 $20.7 $3,369 $1,493 billion billion million million 37% 50% Transmission Distribution Other Total Shareholder Return (TSR) Hydro One 29.0% January 1, 2019 to December 31, 2019 S&P/TSX Capped Utilities Index 37. 5% S&P/TSX Composite Index 22.8% S&P 500 Electric Utilities Index 27. 5% S&P 500 Index 31.5% This report contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and includes beliefs and assumptions made by the management of our Company. Words such as “expect” and “will” are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. We do not intend, and we disclaim any obligation, to update any forward-looking statements, except as required by law. All figures in this document are approximate figures that are rounded to the nearest decimal place. Hydro One Limited | Annual Report 2019 3

2019 Highlights

Hydro One's Business Network

Our Regulated Business

Transmission

Our transmission system transmits high-voltage electricity from nuclear, hydroelectric, natural gas, wind and solar sources to distribution companies and industrial customers across Ontario. Our system accounts for approximately 98%[1] of Ontario's transmission capacity with approximately 30,000 circuit kilometres of high-voltage transmission lines. We also own and operate 25 cross-border interconnections with neighbouring provinces and the United States, which allow electricity to flow into and out of Ontario.

Distribution

Our distribution system is the largest[2] in Ontario. It consists of approximately 123,000 circuit kilometres of primary low-voltage power lines serving approximately 1.4 million customers, mostly in rural areas. As well, Hydro One Remote Communities Inc. serves customers in one grid-connected and 21 off-grid communities in Ontario's far north.

Our Unregulated Business

Our other segment consists principally of our telecommunications business, Hydro One Telecom Inc. (HOT), which provides telecommunications support for Hydro One's transmission and distribution businesses. HOT offers comprehensive communications and information technology services and solutions (cloud services, managed services and security-based services) that extend beyond the core fibre and connectivity services it has traditionally offered.



1. based on revenue approved by the OEB
2. based on customers (per OEB yearbook)

Hydro One's Role in the Ontario Electric Power System

Our transmission and distribution systems safely and reliably serve communities throughout Ontario. Our customers are suburban, rural and remote homes and businesses across the province. Our communities are proudly and safely serviced by a team of skilled and dedicated employees.


Electricity Generation Sources
Transformer (increased to higher voltage)
Transmission System
Transformer (decreased to medium voltage)
Distribution System
Transformer (decreased to lower voltage)
Transmission
Distribution
Industrial, Commercial and Residential Customers

4 Hydro One Limited | Annual Report 2019

Key Highlights

1

High Customer Satisfaction

Across all lines of business including 87.2% transmission customer satisfaction, 85.7% residential and small business customer satisfaction, 89.5% First Nations customer satisfaction and 90.0% Hydro One Telecom Inc. customer satisfaction. We also earned two customer service awards from the Ontario Energy Association.

2

Leadership in Power Restoration

Recognized by the Edison Electric Institute (EEI) Emergency Assistance Award for our response efforts following the deadly California wildfires in 2018 and for helping Manitoba Hydro after a severe storm in October 2019. This complements response times within our own borders – Hydro One's Customer Average Interruption Duration Index (CAIDI), a key measure of success in delivering reliable power, improved by 9.7% in 2019.

3

Supporting Local Businesses

Remaining a substantial contributor to Ontario's economy through the purchase of local goods and services, including $41.3 million spent with Indigenous businesses in 2019.

4

Productivity Savings

A 49.3% increase in year-over-year productivity savings with $202.3 million saved in 2019 as compared to $135.5 million in 2018.

5

Reducing Costs

A 4.7%, or $51 million, reduction in annual operating costs adjusted for Avista related costs in 2019 from 2018.

6

Capital Investments

Approximately $1.7 billion in capital investments to expand the electricity grid and renew and modernize existing infrastructure.

7

Best Employer, 5th Year

For the fifth consecutive year, Hydro One has been recognized by Forbes in its list of Canada's Best Employers for 2020, underscoring our commitment to creating an engaged workforce and positive working environment.

Hydro One partnered with government and industry stakeholders, Indigenous peoples, customers, unions and other stakeholders throughout the year to achieve a number of key performance milestones.

Hydro One Drives Ontario's Economy

98%[1]
Of Ontario's transmission capacity

38
Electric utilities companies (including Hydro One's own distribution business) that are Hydro One's transmission customers

~1.4 million
Residential and business customers served by our local distribution business

83
Large industrial customers connected directly to the transmission network

1. based on revenue approved by the OEB

Hydro One Limited | Annual Report 2019 5

A Message From Our Chair Confident leadership, clear vision In May, following a thorough and competitive international search process, the Board officially welcomed Mark Poweska as Hydro One’s President and CEO. The Board sought a highly regarded leader in the electricity utility sector, one with a Timothy Hodgson proven record in building a strong safety Chair culture, exceeding customer expectations and improving operational performance – along with the ability to develop enduring relationships with Indigenous communities, our stakeholders, and government. We found all of the above in Mark, whose 25-year career has included responsibility A Message for all aspects of electricity generation, transmission and distribution operations at From Our Chair a major North American integrated utility. Mark’s extensive experience in the electricity sector will help ensure Hydro One is strong I am honoured to serve as Chair of this historic now and even better positioned into the company, with its 115-year legacy of adding future. economic value through transmitting and distributing To that end, the Board of Directors approved and fully endorses the corporate strategy electricity to Ontario. Hydro One has an incredibly that Mark and his team developed in 2019. important mandate in serving the people of our The five-year Ontario-focused strategy sets a clear vision for Hydro One to: build a grid province and in delivering outstanding and for the future, be the safest and most efficient cost-efficient service to approximately 1.4 million utility, be a trusted partner, be an advocate customers in communities across Ontario. The for customers, as well as innovate and grow the business. Board of Directors fully supports Hydro One’s focus on delivering greater value for its customers, Sustainable practices, best-in-class employees, communities and shareholders. performance Safety remains a priority of the Board of Directors and we support management’s renewed and intensified commitment to continually enhancing Hydro One’s culture of safety. The Board of Directors is equally committed to supporting management’s initiatives to further develop the company’s sustainable business practices. In 2019, Hydro One achieved a total return to shareholders of 29%, reflecting strong sector fundamentals and stable growth, as well as the company’s ability to capture efficiencies and reduce operating costs. The Board of Directors fully supports company initiatives that have reduced its cost of capital. We are encouraged that equity market investors have re-rated our company upward relative to our publicly traded competitors and our publicly traded debt pricing has improved with the positive rating actions of key credit rating agencies. 6 Hydro One Limited | Annual Report 2019

Strong governance, diverse viewpoints at the Board level reflects Hydro One’s In the coming year Hydro One will remain I want to thank all Board members for their understanding that it is a strategic imperative focused on enhancing shareholder value and oversight and deliberations this past year. to be a best-in-class trusted partner of on delivering safe, cost-efficient and reliable On their behalf, I welcome Susan Wolburgh Indigenous communities and to be inclusive power to customers. On behalf of the Board Jenah to Hydro One’s Board of Directors. of the many customers and stakeholders we of Directors, I appreciate your ongoing trust, This is a timely appointment of a highly serve across the province. confidence and investment in Hydro One. qualified individual and I know we all will benefit from Susan’s exceptional experience, Enhancing value, delivering results both leading and serving on boards of Our success is due to the diligence and publicly traded, regulated companies. passion of our leaders and employees. First, on behalf of the entire Board of Directors, I Hydro One values diversity at all levels want to thank all Hydro One employees for Timothy Hodgson of the organization and our commitment their extraordinary efforts this past year – Chair of the Board of Directors extends to ensuring a gender-diverse Board our employees’ record of service in times of of Directors. With the announcement of need continues to be exemplary. Secondly, Susan, the composition of our Independent I wish to thank my predecessor Chair, Tom Non-Executive Board is 50% women and Woods, for his tireless dedication and steady 50% men, reflecting best practices in board leadership. Finally, the entire Board of diversity and surpassing our Catalyst Accord Directors would like to recognize the past commitment to maintaining at least 30% leadership of our Acting President and CEO female board members. Additionally, our Paul Dobson, who led Hydro One through an commitment to Indigenous representation important period of transition. Hydro One Limited | Annual Report 2019 7

A Message from our President & CEO These conversations, along with a substantial amount of research to understand our customers’ priorities, guided the direction of Hydro One’s new five-year corporate strategy, which was developed under the direction of our Board of Directors. Mark Poweska Our new strategy outlines five priorities: President & CEO • Plan, design, and build a grid for the future • Be the safest and most efficient utility • Be a trusted partner • Adv ocate for our customers and help them make informed decisions • Innovate and grow the business A Message From These priorities focus on what really matters to customers, Indigenous peoples, Our President & CEO communities, stakeholders and investors: an unwavering commitment to exceptional customer service, safety, efficiency and Since joining the company in May, I have had the sustainability. You will find more details on these later in this report. opportunity to witness first-hand the expertise and In 2019, we made good progress on dedication of Hydro One’s team members and improving Hydro One’s financial and leadership in carrying out the company’s crucial role operating performance, capturing of delivering the power that drives Ontario’s economy efficiencies and reducing our operating costs adjusted for Avista related costs by and energizes every corner of this province. It is an 4.7% during the year. exciting time to lead this organization and I thank We improved the reliability of Hydro One’s employees and the Board of Directors for the trust network while focusing on becoming safer, they have placed in me as we charted a course for the more customer-driven, sustainable and efficient. future of Hydro One. Enhancing safety culture, improving Over the first weeks and months at Hydro One, safety reporting I had many discussions to better understand what We are deeply committed to continually enhancing Hydro One’s culture of safety. our customers, investors, stakeholders and Indigenous In March, we tragically lost one of our peoples need and expect from Hydro One. colleagues who sustained a fatal injury during a forestry incident in the Minden area. While Hydro One’s reportable injuries rates have declined in recent years and are considered industry leading, we have seen an increase in serious injuries. This is not acceptable to me and I personally will not rest until we have eliminated serious injuries from our organization. In 2019, I created a new role on my executive team, a Chief Safety Officer, dedicated to leading our safety program and driving improvements. Our renewed focus on safety includes the introduction of a new, frontline- led Safety Improvement Team to help us determine the actions we need to take to eliminate injuries at Hydro One. We are also making headway on major improvements to 8 Hydro One Limited | Annual Report 2019 our safety reporting and analytics.

Leading emergency response, building resilience

In 2019, we continued to experience storms and weather events, which impacted our customers' families and businesses. Our entire team – including highly trained crews, grid control centre operators and customer service agents – responded to these emergencies and through careful planning, assessed damage and safely restored power in challenging conditions. In 2019, Hydro One employees travelled out of the province to assist Manitoba Hydro when it experienced a severe winter storm with major impacts to its grid. We will always be proud to support our partners in their time of need.

Hydro One is rightly seen as a North American leader in power restoration. In 2019, our leadership was recognized by the Edison Electric Institute (EEI), which presented Hydro One with an Emergency Assistance Award for our response efforts following the deadly California wildfire in 2018; as well as our 10th EEI Award for helping Manitoba Hydro restore power.

Over the next five years, we plan to invest approximately $10 billion in our transmission and distribution systems to ensure a reliable grid for the future. As we make these investments, we will modernize our grid through the introduction of new technologies to prevent outages, increase resiliency, and protect against physical and cyber threats – while allowing us to restore power faster when we experience outages.

As we prepare for more severe storms, we will continue to incorporate considering climate change into our planning to increase resilience and reduce our environmental footprint.

Good neighbour, trusted partner

Our success depends on our ability to build trust as a reliable partner to Indigenous peoples, communities, customers and the many stakeholders we serve across Ontario.

In 2019, we strengthened our ties with Indigenous leaders and communities across the province, increasing our procurement spending to $41.3 million with Indigenous businesses – Hydro One's highest spend ever. In recognition of our work, the Canadian Council for Aboriginal Business selected Hydro One as an Indigenous Procurement Champion. The Canadian Energy Association also recognized us for our efforts in increasing our procurement from Indigenous-owned companies.

In 2019, we completed the Niagara Reinforcement Line (NRL), a new, major transmission project, with our equity partners, the Six Nations of the Grand River Development Corporation, and Mississaugas of the Credit First Nation. This 76-kilometre transmission line was brought to completion by A6N, an Indigenous-owned contractor.

We are also focusing our efforts on partnering with communities and customers to champion economic development opportunities. In southwestern Ontario, we worked with community leaders and customers in Leamington to bring more power to support the region's booming greenhouse sector. We worked collaboratively with the Independent Electricity System Operator to advocate for a new, major transmission line to provide 400 additional megawatts of power, which will have the added benefit of putting downward pressure on electricity rates. We will continue to work closely with our customers to better understand their emerging needs and ensure we have a power grid that continues to support local economic growth.

Through our community investment program, Building Safe Communities, I'm proud to say that we provided training to about 200,000 youth across Ontario to teach them life-saving skills and how to play safe. We also provided 125 donations and sponsorships to over 70 communities across the province.

Exceptional service, reducing costs

Since 2015, Hydro One has been on a journey to serve our customers better and we made great strides in the last year. In 2019, we achieved a score of 85.7% – the highest residential and small business customer satisfaction score in over a decade. We also earned two customer service awards from the Ontario Energy Association. However, we believe we can do better and we will do better.

As the needs and expectations of our customers evolve, we will continue to find ways to introduce new services that meet their needs and make it easier to do business with us.


SAFE
MMUNITIES
I Pledge To...
ALWAYS PLAY
SAFE

Our customers not only depend on us to supply reliable electricity, they expect us to run an efficient company and to look for ways to drive costs out of the system.

In 2019, Hydro One achieved productivity savings of $202.3 million and operating cost reductions of $51 million adjusted for Avista related costs. We will continue to focus on improving our efficiency, while never compromising safety.

In 2020, we will continue to be a champion for our customers and the electricity sector in Ontario. We will create a brighter, sustainable future for Ontarians by building strong partnerships, delivering operational excellence and enhancing shareholder value.

Last year we further solidified our executive team by welcoming some industry leaders to Hydro One and through several internal appointments. In 2019, Paul Harricks joined Hydro One as our Chief Legal Officer and we announced David Lebeter would be joining us as our new Chief Operating Officer. Internal appointments included Chris Lopez as Chief Financial Officer, Saylor Millitz-Lee as Chief Human Resources Officer, Brad Bowness as Chief Information Officer and Darlene Bradley as Chief Safety Officer. I have full confidence in this executive team to deliver on our strategic plan over the coming years.

I want to thank all Hydro One employees for their dedication and service this past year and I look forward to what the future holds as together, we build a better and brighter future for all.

Mark Poweska
President & CEO

Hydro One Limited | Annual Report 2019 9

Partnering for a Sustainable Future

A Sustainable Future for All



STRONG ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) PERFORMANCE

50%
Board of Directors diversity (Independent Non-Executive)

$1.7 billion
In capital investments to expand electricity grid and renew and modernize existing infrastructure

Selected by the Canadian Council for Aboriginal Business as an Indigenous Procurement Champion

$41.3 million
Total procurement spending with Indigenous businesses – our highest ever spend

104
First Nations communities served by Hydro One Networks Inc. and Hydro One Remote Communities Inc.

$2.8 million
In sponsorships and donations in communities where we live and work

Designated as a Sustainable Electricity Company by the Canadian Electricity Association

Recognized as one of the Best 50 Corporate Citizens in Canada by Corporate Knights

Our Indigenous Partner Network

Hydro One held our first-ever provincial Indigenous Business Fair in downtown Toronto this past September. The event showcased over 40 Indigenous businesses from across the province, and offered Hydro One employees – as well as many of our non-Indigenous business partners – the opportunity to network with these businesses, improve overall awareness of their capabilities, and foster relationships. The Indigenous Business Fair was also a great opportunity for attendees to learn about Hydro One's purchasing needs and showcase Indigenous products, services and solutions; liaise with our lines of business including environment, transmission, distribution, station construction and forestry; and underscore Hydro One's commitment to increase our Indigenous procurement by pursuing mutually beneficial relationships.

A Safer Future for Families

Hydro One and Scouts Canada announced a new partnership to launch Head Safe – a new hands-on program aimed at educating families on the impacts of head injuries, the importance of prevention and safe return to play. Launched in the fall of 2019, with Scouts Canada groups, the program will provide youth, volunteers and families in over 25,000 households with essential educational tools – head injury first aid, how to recognize the early symptoms of a concussion, important safety measures to protect against head injuries and role play on how to respond to real-life scenarios.

10 Hydro One Limited | Annual Report 2019

A unique low-risk opportunity to participate in the transformation of a premium, large scale regulated electric utility.



Why Invest in Hydro One

1. Everyone Uses Electricity

One of the largest electric utilities in North America with significant scale and leadership position across Canada's most populated province.

2. Strong Balance Sheet

One of the strongest investment grade balance sheets in the North American utility sector.

3. Pure-play Transmission and Distribution

Unique combination of pure-play electric power transmission and local distribution, with no generation or material exposure to commodity prices.

4. Stable Operations

Stable and growing cash flows with 99% of business fully rate-regulated in a constructive, transparent and collaborative regulatory environment.

5. Financial Performance

Predictable self-funding organic growth profile with expanding rate base and strong cash flows, together with broad support for refurbishment of aging infrastructure and with ~5% expected five year rate base CAGR. No external equity required to fund planned growth.

6. Attractive Dividend

Annualized dividend of $0.966 per share with attractive 70% – 80% target payout ratio.

7. Rate Base Expansion

Opportunity for continued dividend growth with rate base expansion, continued consolidation and efficiency realization.



"Our commitment to safety goes beyond the workplace to building safe communities where we live, work and play. Our partnership with Scouts Canada will make a difference by providing young people with the tools and training to prevent and treat head injuries."

Mark Poweska, President & CEO

Hydro One Limited | Annual Report 2019 **11**

Hydro One’s New Strategy Our New Corporate Strategy “Hydro One is a champion for our customers and the electricity sector in Ontario. We are a leader in our sector here in Ontario and across Canada. Our ability to build enduring relationships and strong partnerships is helping us create a brighter, sustainable future for Ontarians. We are steadfast in improving the safety, reliability and environmental performance of our operations. We will remain focused on delivering operational excellence as we drive performance, reduce costs and enhance shareholder value.” Mark Poweska, President & CEO 12 Hydro One Limited | Annual Report 2019

By 2024, our corporate strategy is expected to enhance shareholder value by delivering an improved safety culture, a more reliable grid for our customers, high customer satisfaction, sustainable business practices and a lower environmental footprint. STRATEGIC PRIORITY AREAS OF FOCUS • Plan, design and build a reliable grid for today and tomorrow and embrace new technology, such as distributed energy resources, to enable customer choice. PLAN, DESIGN AND BUILD A GRID • Increase focus on grid resilience in order to FOR THE FUTURE reduce the frequency and duration of outages. Consider climate change and sustainability factors in our planning to increase resilience and lower our environmental footprint. Enhancing the Value of Hydro One • Transform and improve our safety culture Hydro One has a responsibility through robust safety analytics and grass-roots to provide safe, reliable power employee engagement. to Ontarians now and into BE THE SAFEST • Empower field operation teams to drive the future. Our new five-year AND MOST efficiency, productivity and reliability. EFFICIENT UTILITY corporate strategy focuses on • Focus on efficient capital delivery to support what really matters to customers, our ongoing growing work program. communities, stakeholders and investors – an unwavering • Build and grow relationships with Indigenous commitment to safety, peoples, government and industry partners. exceptional customer service, • Proactively address community concerns and efficiency and sustainability. BE A TRUSTED establish strong partnerships with our customers PARTNER through local investment and economic development for the benefit of all Ontarians. Enabling Success • Enrich the customer experience by acting as their trusted energy advisor, helping them save Successfully executing our money, and offering new products and services strategy will require a people to meet their energy needs. focus that inspires employees ADVOCATE FOR OUR and prepares the workforce for CUSTOMERS AND HELP • Help our customers make informed decisions THEM MAKE INFORMED with deeper insights and leverage our position our evolving needs; a regulatory DECISIONS as energy experts. focus to support our strategic vision; and a technology focus • Invest responsibly in our core transmission and to enhance the efficiency of our distribution business. workforce and better enable • Pursue incremental regulated and unregulated our customers. INNOVATE business opportunities through innovation and AND GROW our focused presence in Ontario. THE BUSINESS Hydro One Limited | Annual Report 2019 13

Hydro One's New Strategy

Plan, Design and Build a Grid for the Future



We will plan, build and design a grid that meets the needs of Ontarians today and into the future. This means improving reliability by investing in technology that will allow us to modernize our grid. Sustainability is also central to our strategy. As we prepare for more severe storms, we will consider climate change in our planning to increase resilience and lower our environmental footprint.

Our Focus

We are pursuing various strategic initiatives to build a grid for our customers that is reliable, resilient and flexible while balancing our environmental responsibility in pursuit of these goals:

- **Planning, designing and building a reliable grid for the future:** Providing safe and reliable power to customers is our top priority. We will continue to invest in our existing infrastructure to maintain a reliable and resilient grid, while embracing new technology for tomorrow.
- **Increasing grid resiliency and sustainability to quickly recover from events:** We will continue to automate the grid and deploy NextGen solutions to ensure the grid can withstand more extreme storms and weather events. We will focus on installing technologies that improve outage response times and minimize impacts.
- **Improving grid flexibility to integrate and operate Distributed Energy Resources (DERs) enabling customer choice:** We will incorporate distributed energy resources to enable customer choice while delivering exceptional value to customers through best-in-class asset management practices.
- **Reducing our environmental footprint:** Hydro One strives to continue reducing greenhouse (GHG) emissions as a part of its commitment to environmental, social, and corporate governance (ESG).
- **Delivering value through great planning:** A robust and efficient planning process ensures the prudent use of every dollar entrusted to us, whether for capital investments or operations.

Our Performance

In 2019, we improved the overall reliability of our distribution network, while also improving restoration times. Contributing to this performance was $1.2 billion in expenditures to expand our distribution grid and renew and modernize existing infrastructure, as well as the positive impact of our new storm prediction tools and vegetation management program. Hydro One's Customer Average Interruption Duration Index (CAIDI), a key measure of success in delivering reliable power, improved by 9.7% in 2019 from 2018.

We continued to invest in technology to improve grid resiliency and to modernize cybersecurity protection of our core assets – important not only for Ontario's economy, but for other provinces and the United States with whom we share North America's interconnected grid system. As part of our Distribution Modernization program, we installed 1,188 devices to better determine the location of a fault on the distribution

14 Hydro One Limited | Annual Report 2019

HELPING OUR COMMUNITIES RECOVER QUICKLY FROM STORMS Our new storm prediction tool allows us to take a proactive approach to preparing for bad weather by positioning our crews and equipment in areas expected to be the most impacted by storms. Our leadership in power restoration recently earned us our 10th EEI Emergency Assistance Award for helping Manitoba Hydro restore power after a severe snowstorm hit the province in October 2019. system and quickly dispatch a crew to Our grid is critical to 2019 Highlights repair it, as well as to remotely isolate the problem and restore power in some powering Ontario and 1 cases. We also continued to build our the broader Canadian Distributed Energy Resource Management economy. It is our 17. 4 % System (DERMs), which is a technology that SAIDI (System Average Interruption enables real-time control of generation and responsibility to plan for Duration Index) for Transmission load on the system. In addition, we lowered the future, to ensure the improvement in 2019 over 2018 our environmental footprint by continuing to green and rationalize our fleet of delivery of reliable and approximately 7,000 vehicles. safe power in the years 2 to come. Our Future 16.7% In 2020, we will focus on efficiently SAIFI (System Average Interruption deploying capital to meet Ontario’s Frequency Index) for Transmission needs while reducing customer service improvement in 2019 over 2018 interruptions; make incremental investments to modernize, harden and protect our assets; and develop and implement a GHG emissions reduction plan. 9.7% CAIDI improvement in 2019 over 2018 1,2. 2018 figure excludes the impact of the Ottawa tornado Hydro One Limited | Annual Report 2019 15

Hydro One's New Strategy


hydro one

Be the Safest and Most Efficient Utility

Safety is a core value at Hydro One and something to which we are deeply committed. Each one of our employees must go home safely after a fulfilling day of work. We believe that a safe utility is an efficient utility and that a healthy safety culture fosters accountability and discipline across all aspects of our business.

Our Focus

We are pursuing a number of strategic initiatives to engage with employees in driving productivity, reliability and efficiency, while eliminating on-the-job injuries:

- **Transforming and improving our safety culture:** In a healthy safety culture, there is a high-degree of accountability across every level of the organization. Through discipline and grassroots employee engagement, we will improve our safety culture and increase safety reporting and accountability.
- **Enabling field operations to drive productivity and reliability:** We firmly believe in continuous improvement to enhance the efficiency, productivity, and reliability of our field operations. People are most productive when they are empowered with the right tools and the right work in a safe environment free from unnecessary burden.
- **Optimizing corporate support:** New ways of thinking and working, both traditional approaches and digital capabilities, will help us create efficiencies in our corporate support functions. We are exploring everything from centralizing functions and employing lean process improvements, to automating business processes and analytics-enabled decision-making.
- **Driving efficient capital delivery:** We are building an efficient end-to-end capital process to ensure we can deliver on our work program to build a safe and reliable grid for our customers. Rigorous capital planning and execution are key to successfully delivering efficient capital on behalf of all stakeholders.

Our Performance

In March 2019, we experienced a tragic loss when a Hydro One employee sustained a fatal injury during a forestry incident in the Minden area. The memory of our lost colleague only strengthens our commitment to an injury-free workplace. We have appointed Darlene Bradley to the newly created role of Chief Safety Officer to lead the transformation of our safety culture. She has established a Safety Improvement Team, comprised of a diverse cross-section of employees, which is dedicated to eliminating incidents from the workplace that result in injuries.

We purchased four electric vehicles (EVs) during 2019 and are on track to purchase 16 more EVs in 2020. As we continue to green out fleet, we are planning on converting 50% of our fleet of sedans and SUVs to electric vehicles or hybrids by 2025. Additionally, we continued to optimize our fleet, leveraging GPS fleet tracking to more efficiently deploy and manage our vehicles on the road, support safer and more energy-efficient driver behaviour and reduce fuel and maintenance costs, while also extending the life of Hydro One vehicles. These measures helped us achieve $29 million in fleet productivity savings.

Approximately 500 members of our forestry team began using mobile tablets in the field to efficiently plan their work and to realize the full potential of our vegetation

16 Hydro One Limited | Annual Report 2019

MAKING THINGS BETTER FOR OUR CUSTOMERS AND COMMUNITIES Our state-of-the-art vegetation management program (OCP) has been welcomed by our customers and community partners alike, while delivering major efficiencies and savings. With a three-year maintenance cycle, OCP trims problem trees and vegetation more often to improve the overall safety and reliability of the system. In 2019 our forestry teams completed approximately 31,600 kilometres of work along power lines – with the volume of trees managed at an all- time high. But perhaps the biggest benefit is that OCP has proved to be less disruptive to our community stakeholders, removing less vegetation while being more aesthetically pleasing; being better for the environment with less bio-disruption; creating less noise and improving overall reliability for our customers. management program – Optimal Cycle “Safety is good for 2019 Highlights Protocol (OCP). In support of our growing capital work programs, we partnered with business. A company contractors to improve the predictability of that’s more careful, our project pipeline, with more upfront focus systematic and driven 29.6% on risk assessment and project planning. by proven, repeatable Total Annual Recordable Injury Rate We continued to optimize our shared improvement in 2019 over 2018 services portfolio – which includes our processes will lead supply chain and real estate functions – to being a better- pursuing opportunities to monetize our land holdings and continue to increase managed and more efficiencies in procurement of materials efficient business.” 49.3% and services. Increase in annual total productivity savings (capital and OM&A) in 2019 Mark Poweska, President & CEO Our Future over 2018 In 2020, we plan to develop an integrated reporting system that accounts for near misses; a safety analytics program to gain better insight into safety incidents and mitigate future incidents; and enhance our process to ensure effective response to safety investigation reporting. We will also empower our field operators to focus on the work that matters and streamline their activities in order to improve overall grid reliability. Hydro One Limited | Annual Report 2019 17

Hydro One's New Strategy

Be a Trusted Partner



Hydro One will be a trusted partner to Indigenous peoples, industry stakeholders, government, communities, customers and all Ontarians. Our goal is to build and grow relationships to deliver greater value for our customers and shareholders.

Our Focus

We are pursuing various strategic initiatives to foster trust and improve relationships with our key partners:

- **Growing relationships with government and industry partners:** We want to enhance our relationships with industry and government and to advocate for our customers on matters of affordability and innovation. As a trusted leader in the energy sector, we will continue to advance energy-related innovations and policies that benefit all Ontarians.
- **Building strong partnerships with Indigenous peoples:** We are committed to building respectful and positive relationships with Indigenous communities. We firmly believe that this proactive approach will benefit all communities, as well as enable growth across the province.
- **Building trust with customers, communities, and all Ontarians:** We are committed to serving all Ontarians – now and into the future. Our shared success depends on our ability to build trust as a reliable partner and good neighbour.

Our Performance

We consulted with the government on the modernization of the Ontario Energy Board (OEB), advocating for structure and system reforms that will reduce red tape while improving overall transparency, the efficient delivery of capital and the environmental assessment process. We also advocated with government on behalf of our customers and advanced a number of critical transmission projects during the year, including the Leamington Area Transmission project.

In recent years the greenhouse industry in southwestern Ontario has been booming in and around Leamington. We heard from local government and business leaders that this community needed significantly more power to support the growth it was experiencing. Through a collaborative process, we worked together with the IESO and local community leaders to understand needs in the area so that new infrastructure could be built to support the growing demand for electricity. This work together was a success: in June of this year the IESO directed us to build a new transmission line from Chatham to Lakeshore, to support growing demand for electricity in this area.

We advanced various procurement and employment opportunities with the 104 First Nations communities served by Hydro One Networks Inc. and Hydro One Remote Communities Inc. In 2019, we increased our procurement spending with Indigenous businesses by 4.8% over 2018 to $41.3 million – our highest ever annual spend. We held our first Hydro One Indigenous Fair as well as nine Indigenous procurement workshops. In recognition of our outreach, the Canadian Council for Aboriginal Business selected Hydro One as an Indigenous Procurement Champion.

At the community level, we proudly returned as a presenting sponsor of the 2019 Little Native Hockey League tournament – an annual gathering that brings together over 2,500 competitors from Indigenous communities across Ontario to compete in a

18 Hydro One Limited | Annual Report 2019

safe environment. With our partner Indspire we awarded Leonard S. (Tony) Mandamin Scholarships to 20 Indigenous students enrolled in electricity-related programs at colleges and universities across Ontario, who also have the opportunity to apply for paid work placements with Hydro One.

Through our community investment program, Building Safe Communities, Hydro One provided training to about 200,000 youth across Ontario to teach them life-saving skills and how to play safe. We also provided 125 donations and sponsorships to over 70 communities across the province.

Our Future

We will continue to implement our multi-year Indigenous hiring plan and to develop a comprehensive Indigenous community engagement plan for guiding Indigenous equity partnerships, procurement and employment opportunities.

SUPPORTING LONG-TERM ECONOMIC OPPORTUNITIES FOR FIRST NATIONS COMMUNITIES

Hydro One operates on traditional territories and as such, we have a responsibility to grow the Indigenous economy while building meaningful relationships based on mutual respect. In 2019 Hydro One completed a major transmission project, the Niagara Reinforcement Line, with two First Nations equity partners, Mississaugas of the Credit First Nation and Six Nations of the Grand River Development Corporation, a community owned corporation of the Six Nations of the Grand River First Nation. This 76-kilometre transmission line was brought to completion by A6N, an Indigenous-owned contractor, and placed in-service in August 2019. This partnership model enables the delivery of critical infrastructure that delivers economic value to the people of Ontario, while ensuring key benefits flow to local First Nation communities such as overall capacity building, along with direct and indirect job opportunities. "The Niagara Reinforcement Line will not only generate millions of dollars of benefit for the Six Nations community, it's also a step forward for Indigenous participation in the economy," said Matt Jamieson, President and Chief Executive Officer, Six Nations of the Grand River Development Corporation. "We have proven our ability to partner and have demonstrated unprecedented capacity to leverage our skilled labour to drive economic development, not only within our community, but across Ontario."

2019 Highlights

$41.3 million

Indigenous procurement – Hydro One's highest ever spend

104

First Nations communities served by Hydro One Networks Inc. and Hydro One Remote Communities Inc.

Hydro One Limited | Annual Report 2019 19

Hydro One’s New Strategy Advocate for Our Customers The electricity industry is evolving and so are the needs of our customers. We will continue to advocate for our customers and help them make informed decisions. To enrich the customer experience, we will build and enhance our digital capabilities and offer new products and services to meet their energy needs. Our Focus • Being our customers’ provider of choice: a second transmission station into service in We are pursuing key strategic initiatives Our residential, small business, and Leamington. Capping the year, Hydro One to improve the customer experience and commercial/industrial customers are earned two customer service awards from enhance customer satisfaction: increasingly concerned about affordability, the Ontario Energy Association (OEA) – the reliability, and power quality. As a large 2019 OEA Customer Service Award to the • Making it easier to do business with electric utility, we are uniquely positioned Hydro One Networks Inc. Business Customer Hydro One: More and more, customers to expand their access to third-party Service Team and the 2019 OEA Contributor are relying on mobile technology and products and services. Award to Ryan Boudreau, our Manager of self-service options to simplify their lives Protection and Automation. and improve their customer experience. Our Performance We are expanding our use of digital We are continuing to make it easier to In 2019, we achieved a residential and tools and channels to ensure we remain do business with us by modernizing our small business customer satisfaction score a trusted and cost competitive business Customer Contact Centre and launching a of 85.7% – our highest in over a decade. partner for our customers. dedicated web portal for our commercial and The increase can be attributed to: improved industrial customers, improving their ability to • Helping customers make informed customer experience, reliability, rates, access and manage their usage and billing decisions: As their trusted energy resource, and the strength of the Hydro One brand. information. Digital technology is helping Hydro One is committed to providing Transmission customer satisfaction was us deliver more effectively on key customer its customers with deeper insights and 87.2%, reflecting a new approach to the interactions. We have enrolled approximately tailored solutions for their energy needs. delivery of customer service to this customer 500,000 customers for proactive outage We also help our customers by advocating group. During the year, we increased alerts, allowing them to stay informed with the for them to meet their needs by offering a the number of new connections for our latest information during outages, providing fresh perspective on the most efficient and distribution customers, responding to high convenience for customers. reliable solutions the market offers. volumes and requests for more load, bringing 20 Hydro One Limited | Annual Report 2019

CONNECTING OUR CUSTOMERS WITH REAL-TIME INFORMATION In February, we updated Hydro One’s new customer Outage Map and App, which includes advanced features, such as a weather radar and street level detail. “We know our customers need real-time information when the lights go out and our new Outage Map will make it easier to get the latest information while our crews work to get the power back on,” said Imran Merali, Vice President of Customer Service, Hydro One. The Outage Map now provides customers with enhanced features to track outages in Hydro One’s service area along with the ability to bookmark multiple locations for easy reference. Other new features include: the ability to view outage information for individual homes, cottages or businesses; a weather radar overlay that allows customers to view current weather; updates every 10 minutes as information comes in from crews on-site; and improvements to be compliant with AODA (Accessibility for Ontarians with Disabilities). In March, we hosted an energy conference Hydro One is on a 2019 Highlights for our large industrial customers, helping them keep pace with changes in the multi-year journey to province’s energy landscape. Our dedicated transform the customer account managers continued to provide experience by creating 85.7% these customers with detailed information Residential and small business on their consumption patterns, while we digital channels that customer satisfaction continued to advocate for their needs and enhance existing services, provide guidance on the most efficient and reliable solutions the market offers. introduce new services, and offer innovative solutions to Our Future better anticipate and meet 87. 2 % We will explore opportunities for Transmission customer satisfaction building access to third-party services for the needs of customers. residential customers and creating offerings customized to our commercial and industrial customers’ needs, while providing commercial and industrial customers with 90.0% the tools and technology they need to make Hydro One Telecom Inc. customer informed decisions. satisfaction Hydro One Limited | Annual Report 2019 21

Hydro One's New Strategy



Innovate and Grow the Business

Growth and innovation are central to providing value for our customers and our shareholders. With change comes opportunity and Hydro One will innovate to compete in our evolving marketplace. While we will continue to invest responsibly in our core transmission and distribution business, we will pursue regulated and unregulated business opportunities in Ontario.

Our Focus

We are pursuing various strategic initiatives to drive the sustainable financial growth of our business and provide innovate offerings to our customers:

- **Responsibly investing in rate base assets:** We will continue to invest responsibly in our core transmission and distribution business to ensure grid safety, efficiency and reliability – and to deliver the services our customers depend on for their electricity needs. With many transmission and distribution assets aging and degrading, investment in grid modernization remains critical to the long-term health of the system.
- **Pursuing new regulated opportunities:** We plan to actively pursue growth opportunities in the regulated portion of our business that can benefit ratepayers and shareholders alike – through acquisitions of local distribution companies (LDCs) and competitive transmission projects within Ontario. Ontario currently has 58 LDCs, making this a significant opportunity to find efficiencies to drive costs out of the system.
- **Pursuing innovative unregulated opportunities:** Unregulated opportunities are critical to ensuring our long-term sustained growth in an evolving market. We will pursue these growth opportunities in order to diversify our portfolio and respond to the changing needs of the market, as well as to foster a culture of entrepreneurship and innovation at Hydro One.

Our Performance

In 2019, we invested approximately $1.7 billion to expand the electricity grid and renew and modernize existing infrastructure – $624 million in our distribution business and $1 billion in our transmission business. Some of the largest transmission capital additions included: $73 million on the replacement of transmission line insulators and $40 million on the replacement of transmission line wood poles across the province; $28 million each on the new Leamington TS #2 (transmission station) and the rebuild of Hanmer TS in northeastern Ontario; $27 million to refurbish Bronte TS in the western GTA; $26 million on the refurbishment of the D2L circuit in northeastern Ontario; $26 million to build the new Enfield TS in the Durham region; $25 million as part of a project to rebuild one of the switchyards serving Bruce Power's nuclear generating stations; and finally, $119 million in capital additions with the completion of the Niagara Reinforcement Line. We continued to focus on replacing aging priority assets using a disciplined approach to capital investments, with a goal to deliver greater value for both our customers and shareholders.

We pursued new regulated opportunities, mainly through the ongoing consolidation of Ontario's electricity distributors. Hydro One remains committed to its

22 Hydro One Limited | Annual Report 2019

EV

HYDRO ONE TELECOM INC. TRUSTED ENTERPRISE BUSINESS PARTNER

In 2019, HOT began pivoting from a focus of providing businesses with commoditized fibre connectivity to offering a suite of value-added services to meet customers' connectivity and data management needs. These new services complement Hydro One Telecom Inc.'s province-wide fibre-optic network and include an expansion of connectivity options with Secure SD-WAN, as well as cloud based offerings of Backup as a Service (BaaS) and Infrastructure as a Service (IaaS). HOT now provides an enhanced suite of cloud services, data backup tools and secure data storage options for our customers to choose from, ultimately providing managed services and adding to net income growth.

$105-million purchase of Peterborough's electrical utility, pending approval from the Ontario Energy Board. We also continued to move through the regulatory process to acquire Orillia Power Distribution Corp – a $41.3-million purchase, which is expected to bring long-term economic value to businesses and residents in Simcoe County. Additionally, we announced an investment of approximately $150 million to build a state-of-the-art grid control centre in Orillia, which will serve as one of our innovative technology hubs and will ensure the safe, reliable delivery of electricity to communities across all of Ontario for years to come.

Our pursuit of unregulated growth opportunities is mainly through our telecom subsidiary. With approximately 9,000 route kilometers in fiber optic lines, HOT is seeking to expand on its success, as well as to identify new opportunities for innovative growth within Ontario.

We have entered into a partnership with Ontario Power Generation to provide an easier charging experience for Ontario's EV drivers. By the end of 2021, the Ivy Charging Network is expected to have 73 fast-charger stations across Ontario.

Our Future

In 2020, we plan to invest approximately $1.9 billion in our rate base assets while pursuing opportunities to participate in competitive processes for pursuing LDCs and transmission lines within Ontario. We also plan to accelerate the growth of the telecom business.

Highlights

7.3%

Adjusted EPS CAGR since IPO

$10.1 billion

In regulated capital investments in the next 5 years

Hydro One Limited | Annual Report 2019 23

Corporate Governance

Corporate Governance

Strong corporate governance practices are at the heart of how we manage our day-to-day operations in the interest of all stakeholders.

Hydro One and its independent Board of Directors recognize the importance of corporate governance in the effective management of the company. Independence, integrity and accountability are the foundation of Hydro One's approach to corporate governance. It is in the long-term best interests of shareholders, and promotes and strengthens relationships with our customers, employees, the communities where we operate and other stakeholders of the Company. The Board of Directors is firmly supported in these commitments by a governance agreement between Hydro One and the province of Ontario, which was executed in advance of the November 2015 Initial Public Offering of the Company and ensures that the province's role is limited to that of a shareholder and not a manager of the business.

Hydro One's Board of Directors is composed of a diverse and accomplished group of independent, proven business leaders with deep corporate governance experience. The Board's primary role is overseeing corporate performance and the quality, depth and continuity of management required to meet the company's strategic objectives. Hydro One is committed to maintaining best corporate governance practices. The Company's practices are fully aligned with the rules and regulations issued by Canadian Securities Administrators and the Toronto Stock Exchange, including national corporate governance guidelines and related disclosure requirements.

Board Structure

The Chair is responsible for leading the Board of Directors in carrying out its duties and responsibilities effectively, efficiently and independent of management. The Chair is nominated and confirmed annually by special resolution of the Board. Consistent with best practices, Hydro One's Board Chair is separate from the role of President and Chief Executive Officer and is independent of Hydro One and the Province of Ontario.

To learn more about the Directors, committee mandates and composition, go to **www.HydroOne.com/Investors**

Board of Directors and Committees (as at January 1, 2020)

Committees	Audit	Governance	Human Resources	Health, Safety, Environmental and Indigenous Peoples
Timonthy Hodgson (Chair)				
Mark Poweska (President & CEO)				
Cherie Brant		•		•
Blair Cowper-Smith		★	•	
Anne Giardini	•			★
David Hay	•			•
Jessica McDonald	•		•	
Russel Robertson	★		•	
William Sheffield	•			•
Melissa Sonberg		•	★	
Susan Wolburgh Jenah[2]		Pending Appointment		

★ Chair • Committee Member

Hydro One's Progressive, Gender-Diverse and Independent Board of Directors

We value diversity at all levels of Hydro One and its commitment extends to ensuring a gender-diverse Board of Directors. With the announcement of Susan Wolburgh Jenah in 2019, the composition of our Independent Non-Executive Board is five women (50%) and five men (50%), making us one of the most gender progressive boards in North America. It also reflects best practices in board diversity and surpasses our Catalyst Accord commitment to maintaining at least 30% female board members. The Catalyst Accord is a global non-profit organization dedicated to gender parity in the workplace.

Board Gender Diversity[1]


50%
Female Directors
Female
Male

1. Hydro One's Independent Non-Executive Board of Directors
2. Became a director on January 1, 2020

24 Hydro One Limited | Annual Report 2019

Board of Directors


1

2

3

4

5

6

7

8

9

10

11

1. **Timothy Hodgson**, MBA, FCPA, ICD.D
   Corporate Director, Chair of Hydro One Ltd, Chair of Sagicor Financial Corporation Limited, Director Public Sector Pension Investment Board (PSP Investments), Director Alignvest Acquisition II Corporation, retired Managing Partner Alignvest Management Corporation, Former Special Advisor to Bank of Canada Governor Mark Carney, Former CEO Goldman Sachs Canada
2. **Cherie Brant**, JD
   Partner, Borden Ladner Gervais LLP, Director Anishnawbe Health Foundation, Member Canadian Council for Aboriginal Business, Research Advisory Board, Aboriginal Energy Working Group-IESO
3. **Blair Cowper-Smith**, LLM, ICD.D
   Principal and founder Erin Park Business Solutions, Former Chief Corporate Affairs Officer OMERS
4. **Anne Giardini**, O.C., O.B.C, Q.C, LLM
   Chancellor, Simon Fraser University, Former Canadian President Weyerhaeuser Company Limited, Former Director Nevsun Resources LTD
5. **David Hay**, LLB, ICD.D
   Managing Director Delgatie Incorporated, Former CEO New Brunswick Power Corporation, Former Vice-Chair and Managing Director of CIBC World Markets Inc., Director EPCOR, Council Member of the Council for Clean and Reliable Energy
6. **Jessica McDonald**, ICD.D
   Corporate Director, Chair, Canada Post Corporation, Former President & CEO BC Hydro & Power Authority, Director Coeur Mining Inc., Chair Trevali Mining Corporation, Member Council of Sustainable Development Technology Canada
7. **Russel Robertson**, FCPA, FCA, ICD.D
   Corporate Director, Former EVP and Head, Anti-Money Laundering, BMO Financial Group, Former Vice-Chair, Deloitte & Touche LLP, Director Bausch Health Companies Inc., Director Turquoise Hill Resources
8. **William Sheffield**, BSC, MBA, ICD.D
   Corporate Director, Former CEO Sappi Fine Papers, Director Houston Wire & Cable Company, Director Velan Inc., Former Board Member OPG
9. **Melissa Sonberg**, BSC, MHA, ICD.D
   Adjunct Professor and Executive-in-Residence, McGill University, Desautel Faculty of Management, Director Exchange Income Corporation, Former Senior Vice President, Human Resources & Corporate Affairs and Senior Vice President, Global Brands, Communications and External Affairs at AIMIA
10. **Susan Wolburgh Jenah J.D.**, ICD.D
    Corporate Director, Director Laurentian Bank, Director Aecon Group Inc, and Humber River Hospital. Governor of the Financial Industry Regulatory Authority (FINRA), and member of the Independent Review Committee of Vanguard Investments Canada
11. **Mark Poweska**, President and CEO of Hydro One Ltd, Former Executive Vice President, Operations at BC Hydro, Director and Chair of the Operations Committee of the Western Energy Institute, Board Advisor to Yukon Energy Corporation

Executive Leadership Team


12

13

14

15

16

17

18

11. **Mark Poweska**
    President and Chief Executive Officer
12. **Brad Bowness**
    Chief Information Officer
13. **Darlene Bradley**
    Chief Safety Officer
14. **Jason Fitzsimmons**
    Chief Corporate Affairs & Customer Care Officer
15. **Paul Harricks**
    Chief Legal Officer
16. **David Lebeter**
    Chief Operating Officer, January 2020
17. **Chris Lopez**
    Chief Financial Officer
18. **Saylor Millitz-Lee**
    Chief Human Resources Officer

For detailed biographical information of Hydro One Limited Board members, go to www.HydroOne.com/Investors.

The biographical information of Hydro One Limited Board members is based on information available to management as of January 15, 2020.

Hydro One Limited | Annual Report 2019 25

Management’sThe Power of Partnership Discussion and Analysis Financial Report Contents Management’s Discussion and Analysis 27 Consolidated Financial Statements 68 Notes to Consolidated Financial Statements 72 Corporate and Shareholder Information 116 26 Hydro One Limited | Annual Report 2019

Management's Discussion and Analysis

Management's Discussion and Analysis

For the years ended December 31, 2019 and 2018

The following Management's Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Limited (Hydro One or the Company) for the year ended December 31, 2019. The Consolidated Financial Statements are prepared and presented in Canadian dollars and have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.

On March 25, 2019, the Company filed amended consolidated financial statements and amended MD&A as at and for the year ended December 31, 2018 to reflect the impact of the March 7, 2019 decision issued by the Ontario Energy Board (OEB) relating to the deferred tax asset portion of the OEB's decision on Hydro One Networks Inc.'s (Hydro One Networks) 2017 and 2018 transmission revenue requirement, for which the OEB previously granted a motion to review and vary (DTA Decision). The comparative information in this MD&A reflects the amended consolidated financial statements and amended MD&A as at and for the year ended December 31, 2018.

The Company has prepared this MD&A in accordance with National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the US. This MD&A provides information for the year ended December 31, 2019, based on information available to management as of February 11, 2020.

Consolidated Financial Highlights and Statistics

Year ended December 31 (millions of dollars, except as otherwise noted)	2019	2018	Change
Revenues	**6,480**	6,150	5.4%
Purchased power	**3,111**	2,899	7.3%
Revenues, net of purchased power[1]	**3,369**	3,251	3.6%
Operation, maintenance and administration (OM&A) costs	**1,181**	1,105	6.9%
Depreciation, amortization and asset removal costs	**878**	837	4.9%
Financing charges	**514**	459	12.0%
Income tax expense (recovery)	**(6)**	915	(100.7%)
Net income (loss) to common shareholders of Hydro One	**778**	**(89)**	**974.2%**
Adjusted net income to common shareholders of Hydro One[1]	**918**	807	13.8%
Basic earnings per common share (EPS)	**$ 1.30**	$ (0.15)	966.7%
Diluted EPS	**$ 1.30**	$ (0.15)	966.7%
Basic adjusted non-GAAP EPS (Adjusted EPS)[1]	**$ 1.54**	$ 1.35	14.1%
Diluted Adjusted EPS[1]	**$ 1.53**	$ 1.35	13.3%
Net cash from operating activities	**1,614**	1,575	2.5%
Funds from operations (FFO)[1]	**1,532**	1,572	(2.5%)
Capital investments	**1,667**	1,575	5.8%
Assets placed in-service	**1,703**	1,813	(6.1%)
Transmission: Average monthly Ontario 60-minute peak demand (MW)	**19,896**	20,485	(2.9%)
Distribution: Electricity distributed to Hydro One customers (GWh)	**27,536**	27,338	0.7%

	2019	2018
Debt to capitalization ratio[2]	**56.3%**	55.6%

1 See section "Non-GAAP Measures" for description and reconciliation of adjusted net income, basic and diluted Adjusted EPS, FFO and revenues, net of purchased power.

2 Debt to capitalization ratio is a non-GAAP measure and has been presented as at December 31, 2019 and 2018, and has been calculated as total debt (including total long-term debt, convertible debentures and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholders' equity, including preferred shares but excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.

Overview

Through its wholly-owned subsidiary, Hydro One Inc., Hydro One is Ontario's largest electricity transmission and distribution utility. Hydro One owns and operates substantially all of Ontario's electricity transmission network and is the largest electricity distributor in Ontario by number of customers. The Company's regulated transmission and distribution operations are owned by Hydro One Inc. Hydro One delivers electricity safely and reliably to approximately 1.4 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One Inc. owns and operates approximately 30,000 circuit kilometres of high-voltage transmission lines and approximately 123,000 circuit kilometres of primary low-voltage distribution lines. Hydro One has three segments: (i) transmission; (ii) distribution; and (iii) other.

Hydro One Limited | Annual Report 2019 27

Management's Discussion and Analysis

For the years ended December 31, 2019 and 2018, Hydro One's segments accounted for the Company's total revenues, net of purchased power, as follows:

Year ended December 31	2019	2018
Transmission	49%	52%
Distribution	50%	47%
Other	1%	1%

As at December 31, 2019 and 2018, Hydro One's segments accounted for the Company's total assets as follows:

December 31	2019	2018
Transmission	56%	55%
Distribution	37%	36%
Other	7%	9%

Transmission Segment

Hydro One's transmission business owns, operates and maintains Hydro One's transmission system, which accounts for approximately 98% of Ontario's transmission capacity based on revenue approved by the OEB. As at December 31, 2019, the Company's transmission business consists of the transmission system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON), and an approximately 75% interest in Niagara Reinforcement Limited Partnership (NRLP), a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners). The Company's 75% interest in NRLP was reduced to 55% in January 2020. See section "Other Developments – NRLP" for additional information. The Company's transmission business is rate-regulated and earns revenues mainly from charging transmission rates that are approved by the OEB.

As at and for the year ended December 31	2019	2018
Electricity transmitted[1] (MWh)	135,101,455	137,436,546
Transmission lines spanning the province (circuit-kilometres)	30,122	30,166
Rate base (millions of dollars)	12,609	11,870
Capital investments (millions of dollars)	1,035	985
Assets placed in-service (millions of dollars)	1,082	1,164

1 Electricity transmitted represents total electricity transmitted in Ontario by all transmitters.

Distribution Segment

Hydro One's distribution business is the largest in Ontario and consists of the distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remote Communities). The distribution business is rate-regulated and earns revenues mainly by charging distribution rates that are approved by the OEB.

As at and for the year ended December 31	2019	2018
Electricity distributed to Hydro One customers (GWh)	27,536	27,338
Electricity distributed through Hydro One lines (GWh)[1]	38,446	38,265
Distribution lines spanning the province (circuit-kilometres)	123,422	123,441
Distribution customers (number of customers)	1,381,011	1,370,819
Rate base (millions of dollars)	8,101	7,852
Capital investments (millions of dollars)	624	577
Assets placed in-service (millions of dollars)	602	642

1 Units distributed through Hydro One lines represent total distribution system requirements and include electricity distributed to consumers who purchased power directly from the Independent Electricity System Operator (IESO).

28 Hydro One Limited | Annual Report 2019

Management's Discussion and Analysis

2019 Distribution Revenues


Embedded Distributors 8%
Large Users 11%
Residential 52%
General Service 29%

Other Segment

Hydro One's other segment consists principally of its telecommunications business, which provides telecommunications support for the Company's transmission and distribution businesses, as well as certain corporate activities.

The telecommunication business is carried out by Hydro One's wholly-owned subsidiary Hydro One Telecom Inc. (Hydro One Telecom). It also offers comprehensive communications and information technology services and solutions (for example, cloud services, managed services and security-based services) that extend beyond Hydro One Telecom's fibre optic network, in a competitive commercial market. Hydro One Telecom is not regulated by the OEB. However, Hydro One Telecom is registered with the Canadian Radio-television and Telecommunications Commission as a non-dominant, facilities-based carrier, providing broadband telecommunications services in Ontario with connections to Montreal, Quebec; Buffalo, New York; and Detroit, Michigan.

Corporate activities include the deferred tax asset which arose on the transition from the provincial payments in lieu of tax regime to the federal tax regime at the time of the Company's initial public offering in 2015 and reflects the revaluation of the tax basis of Hydro One's assets to fair market value.

Primary Factors Affecting Results of Operations

Transmission Revenues

Transmission revenues primarily consist of regulated transmission rates approved by the OEB which are charged based on the monthly peak electricity demand across Hydro One's high-voltage network. Transmission rates are designed to generate revenues necessary to construct, upgrade, extend and support a transmission system with sufficient capacity to accommodate maximum forecasted demand and a regulated return on the Company's investment. Peak electricity demand is primarily influenced by weather and economic conditions. Transmission revenues also include export revenues associated with transmitting electricity to markets outside of Ontario. Ancillary revenues include revenues associated with providing maintenance services to power generators and from third-party land use.

Distribution Revenues

Distribution revenues primarily consist of regulated distribution rates approved by the OEB, as well as the recovery of purchased power costs. Distribution rates are designed to generate revenues necessary to construct and support the local distribution system with sufficient capacity to accommodate existing and new customer demand and a regulated return on the Company's investment. Accordingly, distribution revenues are influenced by distribution rates, the cost of purchased power, and the amount of electricity the Company distributes. Distribution revenues also include ancillary distribution service revenues, such as fees related to the joint use of Hydro One's distribution poles by the telecommunications and cable television industries, as well as miscellaneous revenues such as charges for late payments.

Purchased Power Costs

Purchased power costs are incurred by the distribution business and represent the cost of the electricity purchased by the Company for delivery to customers within Hydro One's distribution service territory. These costs are comprised of: (i) the wholesale commodity cost of energy; (ii) the Global Adjustment, which is the difference between amounts the IESO pays energy producers for the electricity they produce and the actual fair market value of this electricity; and (iii) the wholesale market service and transmission charges levied by the IESO. Hydro One passes on the cost of electricity that it delivers to its customers, and is therefore not exposed to wholesale electricity commodity price risk.

Operation, Maintenance and Administration Costs

OM&A costs are incurred to support the operation and maintenance of the transmission and distribution systems, and include other costs such as property taxes related to transmission and distribution stations and buildings, and the operation of information technology (IT) systems. Transmission OM&A costs are required to sustain the Company's high-voltage transmission stations, lines, and rights-of-way, and include preventive and corrective maintenance costs related to power equipment, overhead transmission lines, transmission station sites, and forestry control to maintain safe distances between line spans and trees. Distribution OM&A costs are required to maintain the Company's low-voltage distribution system to provide safe and reliable electricity to the Company's residential, small business, commercial, and industrial customers across the province. These include costs related to distribution line clearing and forestry control to reduce power outages caused by trees, line maintenance and repair, land assessment and remediation, as well as issuing timely and accurate bills and responding to customer inquiries.

Hydro One manages its costs through ongoing efficiency and productivity initiatives, while continuing to complete planned work programs associated with the development and maintenance of its transmission and distribution networks.

Depreciation, Amortization and Asset Removal Costs

Depreciation and amortization costs relate primarily to depreciation of the Company's property, plant and equipment, and amortization of certain intangible assets and regulatory assets. Asset removal costs consist of costs incurred to remove property, plant and equipment where no asset retirement obligations have been recorded on the balance sheet.

Financing Charges

Financing charges relate to the Company's financing activities, and include interest expense on the Company's long-term debt and short-term borrowings, as well as gains and losses on interest rate swap agreements, contingent foreign exchange or other similar contracts, net of interest earned on short-term investments. A portion of financing charges incurred by the Company is capitalized to the cost of property, plant and equipment associated with the periods during which such assets are under construction before being placed in-service.

Hydro One Limited | Annual Report 2019 29

Management's Discussion and Analysis

Results of Operations

Net Income

Net income attributable to common shareholders for the year ended December 31, 2019 of $778 million is an increase of $867 million or 974.2% from the prior year. Significant influences on earnings included:

- higher revenues, net of purchased power, primarily resulting from:
  - an increase in distribution revenues, net of purchased power, due to the OEB's decision on the 2018 and 2019 distribution rates; partially offset by
  - lower average monthly Ontario 60-minute peak demand and energy consumption driven by less favourable weather in 2019; and
  - lower revenues as a result of deferred tax asset sharing mandated by the OEB and deferred tax regulatory adjustment related to accelerated tax depreciation (Accelerated CCA), both of which will flow through to customers and are offset with lower taxes, with no impact on regulated return-on-equity (ROE);
- higher OM&A costs primarily resulting from the payment of the termination fee related to the terminated acquisition of Avista Corporation (Merger) and higher vegetation management coverage; partially offset by lower corporate support costs, insurance proceeds received in 2019, and lower spend on station and lines maintenance programs;
- higher financing charges primarily resulting from an increase in interest expense on long-term debt; and increased Merger-related financing charges; and
- lower income tax expense as a result of the prior year charge to deferred tax expense related to the impairment of Hydro One's deferred income tax regulatory asset, as well as the deferred tax asset sharing and Accelerated CCA, both of which will flow through to customers and are offset with lower revenues, with no impact on regulated ROE.

EPS and Adjusted EPS

EPS was $1.30 in 2019, compared to a loss per share of $0.15 in 2018. The increase in EPS was driven by higher earnings in 2019, as discussed above. Adjusted EPS, which adjusts for income and costs related to the Merger, including gains and losses on the deal-contingent foreign-exchange forward contract (Foreign-Exchange Contract), as well as the impacts related to the DTA Decision was $1.54 in 2019, compared to $1.35 in 2018. The increase in Adjusted EPS was driven by higher net income in 2019, as discussed above, but excluding the impacts of the Merger and the DTA Decision. See section "Non-GAAP Measures" for description and reconciliation of Adjusted EPS.

Revenues

Year ended December 31 (millions of dollars, except as otherwise noted)	2019	2018	Change
Transmission	1,652	1,686	(2.0%)
Distribution	4,788	4,422	8.3%
Other	40	42	(4.8%)
Total revenues	6,480	6,150	5.4%
Transmission	1,652	1,686	(2.0%)
Distribution, net of purchased power[1]	1,677	1,523	10.1%
Other	40	42	(4.8%)
Total revenues, net of purchased power[1]	3,369	3,251	3.6%
Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,896	20,485	(2.9%)
Distribution: Electricity distributed to Hydro One customers (GWh)	27,536	27,338	0.7%

1 See section "Non-GAAP Measures" for description and reconciliation of distribution revenues, net of purchased power, and revenues, net of purchased power.

Transmission Revenues

Transmission revenues decreased by 2.0% in 2019 primarily due to the following:

- lower average monthly Ontario 60-minute peak demand driven by less favourable weather in 2019; and
- deferred tax regulatory adjustment related to Accelerated CCA; partially offset by
- the 2018 impact of the OEB decision in respect of the deferred tax asset;
- increased OEB-approved transmission rates for 2019; and
- revenue related to NRLP assets placed in-service in late August 2019.

Distribution Revenues, Net of Purchased Power

Distribution revenues, net of purchased power, increased by 10.1% in 2019 primarily due to the following:

- the OEB's decision on the 2018 and 2019 distribution rates; partially offset by
- deferred tax asset sharing mandated by the OEB and deferred tax regulatory adjustment related to Accelerated CCA; and
- deferred regulatory adjustment related to Earnings Sharing Mechanism in 2019.

30 Hydro One Limited | Annual Report 2019

Management’s Discussion and Analysis OM&A Costs Year ended December 31 (millions of dollars) 2019 2018 Change Transmission 355 409 (13.2%) Distribution 610 602 1.3% Other 216 94 129.8% 1,181 1,105 6.9% Transmission OM&A Costs Depreciation, Amortization and Asset Removal Costs The decrease of 13.2% in transmission OM&A costs for the year ended The increase of $41 million or 4.9% in depreciation, amortization and December 31, 2019 was primarily due to: asset removal costs in 2019 was mainly due to the growth in capital assets higher insurance proceeds received in 2019; as the Company continues to place new assets in-service, consistent with its ongoing capital investment program. lower spend on station and lines maintenance programs; lower project write-offs in 2019; Financing Charges The increase of $55 million or 12.0% in financing charges for the year lower volume of work on transmission vegetation management coverage; ended December 31, 2019 was primarily due to: lower property taxes due to a reassessment of municipal property taxes; and an increase in interest expense on long-term debt and short-term notes lower corporate support costs; partially offset by payable, primarily driven by higher balances outstanding in 2019; and higher spend related to IT projects as a result of the implementation of new higher Merger-related financing charges, including the write-off of tools to support ongoing operations. deferred financing costs related to the convertible debentures redeemed in February 2019, the reversal of previously recorded unrealized gains on the Distribution OM&A Costs Foreign-Exchange Contract, and unrealized gain on the Foreign-Exchange The increase of 1.3% in distribution OM&A costs for the year ended Contract recorded in 2018, partially offset by a decrease in interest December 31, 2019 was primarily due to: expense related to the convertible debentures. higher volume of work on distribution vegetation management coverage; Income Tax Expense higher emergency power restoration costs due to a higher volume of Income tax recovery was $6 million for the year ended December 31, 2019, non-storm related emergency calls; and compared to an income tax expense of $915 million in 2018. The Company higher spend related to IT projects; partially offset by realized an effective tax rate (ETR) of approximately (0.8%) in 2019, compared to approximately 107.6% in 2018. lower corporate support costs; lower costs resulting from the repatriation of the Call Centre; As prescribed by the regulators, the Company recovers income taxes and is required to accrue its tax expense based on the tax liability determined mutual storm assistance costs in the first quarter of 2018 (net income without accounting for temporary differences recoverable from or neutral); and refundable to customers in the future. lower project write-offs in 2019. The decrease in income tax expense for the year ended December 31, 2019 Other OM&A Costs was primarily attributable to the following: The increase in other OM&A costs for the year ended December 31, 2019 the prior year charge to deferred tax expense related to the impairment was primarily due to the payment of the Merger termination fee and higher of Hydro One’s deferred income tax regulatory asset; project write-offs related to the regulatory decision on the Lake Superior Link project, partially offset by lower corporate support costs. deferred tax asset sharing mandated by the OEB; and Accelerated CCA resulting from the enactment of certain 2019 federal and Ontario budget measures in the second quarter of 2019; partially offset by tax recovery on the termination fee and financing charges related to the Merger. Hydro One Limited | Annual Report 2019 31

Management's Discussion and Analysis

Common Share Dividends

In 2019, the Company declared and paid cash dividends to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 20, 2019	March 13, 2019	March 29, 2019	$ 0.2300	137
May 8, 2019	June 12, 2019	June 28, 2019	$ 0.2415	145
August 8, 2019	September 12, 2019	September 30, 2019	$ 0.2415	144
November 6, 2019	December 11, 2019	December 31, 2019	$ 0.2415	144
				570

Following the conclusion of the fourth quarter of 2019, the Company declared a cash dividend to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 11, 2020	March 11, 2020	March 31, 2020	$ 0.2415	144

Selected Annual Financial Statistics

Year ended December 31 (millions of dollars, except per share amounts)	2019	2018	2017
Revenues	6,480	6,150	5,990
Net income (loss) to common shareholders of Hydro One	778	(89)	658
Basic EPS	$ 1.30	$ (0.15)	$ 1.11
Diluted EPS	$ 1.30	$ (0.15)	$ 1.10
Basic Adjusted EPS[1]	$ 1.54	$ 1.35	$ 1.17
Diluted Adjusted EPS[1]	$ 1.53	$ 1.35	$ 1.16
Dividends per common share declared	$ 0.96	$ 0.91	$ 0.87
Dividends per preferred share declared	$ 1.06	$ 1.06	$ 1.06

December 31 (millions of dollars)	2019	2018	2017
Total assets	27,061	25,657	25,701
Total non-current financial liabilities	10,828	10,479	9,815

1 See section "Non-GAAP Measures" for description and reconciliation of basic and diluted Adjusted EPS.

Net Income (Loss) – 2018 compared to 2017

Net loss attributable to common shareholders for the year ended December 31, 2018 of $89 million represents a $747 million or 113.5% reduction in earnings from the prior year. Significant influences on earnings included:

- higher income tax expense primarily attributable to a one-time charge to deferred tax expense in 2018 related to the impairment of Hydro One's deferred income tax regulatory asset;
- higher OM&A costs primarily resulting from higher vegetation management costs, property taxes, project write-offs, and demand maintenance work on power equipment and overhead lines; partially offset by savings related to the renewed IT contract and lower costs related to the Merger; and
- higher Merger-related financing charges, including an increase in interest expense incurred on the convertible debentures, partially offset by revaluation of the Foreign-Exchange Contract; partially offset by
- an increase in transmission and distribution revenues primarily due to higher energy consumption resulting from favourable weather; and higher transmission revenues driven by increased OEB-approved transmission rates.

EPS and Adjusted EPS – 2018 compared to 2017

EPS was a loss of $0.15 in 2018, compared to earnings of $1.11 in 2017. The decrease in EPS was driven by lower earnings in 2018, as discussed above. Adjusted EPS was $1.35 in 2018, compared to $1.17 in 2017. The increase in Adjusted EPS was driven by net income impacts discussed above, but excluding the impacts of the Merger and the DTA Decision.

32 Hydro One Limited | Annual Report 2019

Management's Discussion and Analysis

Quarterly Results of Operations

Quarter ended (millions of dollars, except EPS)	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018
Revenues	1,715	1,593	1,413	1,759	1,491	1,606	1,477	1,576
Purchased power	914	737	653	807	741	733	674	751
Revenues, net of purchased power[1]	801	856	760	952	750	873	803	825
Net income (loss) to common shareholders	211	241	155	171	(705)	194	200	222
Adjusted net income to common shareholders[1]	211	241	155	311	176	227	194	210
Basic EPS	$ 0.35	$ 0.40	$ 0.26	$ 0.29	$ (1.18)	$ 0.33	$ 0.34	$ 0.37
Diluted EPS	$ 0.35	$ 0.40	$ 0.26	$ 0.29	$ (1.18)	$ 0.32	$ 0.33	$ 0.37
Basic Adjusted EPS[1]	$ 0.35	$ 0.40	$ 0.26	$ 0.52	$ 0.30	$ 0.38	$ 0.33	$ 0.35
Diluted Adjusted EPS[1]	$ 0.35	$ 0.40	$ 0.26	$ 0.52	$ 0.29	$ 0.38	$ 0.32	$ 0.35

1 See section "Non-GAAP Measures" for description of revenues, net of purchased power, adjusted net income and Adjusted EPS.

Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.

Capital Investments

The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One's existing assets, and development capital investments, which involve both additions to existing assets and large-scale projects such as new transmission lines and transmission stations.

Assets Placed In-Service

The following table presents Hydro One's assets placed in-service during the year ended December 31, 2019 and 2018:

Year ended December 31 (millions of dollars)	2019	2018	Change
Transmission	1,082	1,164	(7.0%)
Distribution	602	642	(6.2%)
Other	19	7	171.4%
Total assets placed in-service	1,703	1,813	(6.1%)

Transmission Assets Placed In-Service

Transmission assets placed in-service decreased by $82 million or 7.0% during the year ended December 31, 2019 primarily due to:

- assets placed in-service in the second quarter of 2018 for the Clarington transmission station; and
- assets placed in-service in 2018 for station sustainment investments (primarily at Horning, Centralia, London, and St. Isidore transmission stations, as well as the Bruce Special Protection System end-of-life equipment replacement project); partially offset by
- completion of development work at Niagara Reinforcement Project in 2019;
- assets placed in-service in 2019 for station sustainment investments (primarily at Enfield, Hanmer, Elgin transmission stations, as well as line refurbishment projects); and
- assets placed in-service for major development project at Leamington transmission station in 2019.

Distribution Assets Placed In-Service

Distribution assets placed in-service decreased by $40 million or 6.2% during the year ended December 31, 2019 primarily due to lower volume of storm-related asset replacements in 2019, partially offset by higher volume of new residential customer connections.

Hydro One Limited | Annual Report 2019 33

Management's Discussion and Analysis

Capital Investments

The following table presents Hydro One's capital investments during the years ended December 31, 2019 and 2018:

Year ended December 31 (millions of dollars)	2019	2018	Change
Transmission			
Sustaining	811	810	0.1%
Development	143	116	23.3%
Other	81	59	37.3%
	1,035	985	5.1%
Distribution			
Sustaining	272	296	(8.1%)
Development	265	217	22.1%
Other	87	64	35.9%
	624	577	8.1%
Other	8	13	(38.5%)
Total capital investments	1,667	1,575	5.8%

Total 2019 capital investments of $1,667 million were largely in-line with the previously disclosed expected amount of $1,694 million.

Transmission Capital Investments

Transmission capital investments increased by $50 million or 5.1% during the year ended December 31, 2019. Principal impacts on the levels of capital investments included:

- higher volume of transmission overhead lines and station refurbishments and replacements;
- higher investments in multi-year development projects in 2019 (primarily East-West Tie Expansion), partially offset by the work related to the Lake Superior Link project and completion of the Clarington transmission station in 2018;
- higher volume of load customer connections; and
- higher volume of IT and work equipment purchases.

Distribution Capital Investments

Distribution capital investments increased by $47 million or 8.1% during the year ended December 31, 2019. Principal impacts on the levels of capital investments included:

- timing of investments in distribution system connections (Leamington and Enfield transmission stations) and increased investment in distribution modernization initiatives;
- higher volume of new residential customer connections;
- higher volume of lines and station refurbishments and replacements;
- higher volume of emergency power restoration work; and
- higher volume of IT and work equipment purchases; partially offset by
- lower volume of storm-related asset replacements.

34 Hydro One Limited | Annual Report 2019

Management's Discussion and Analysis

Major Transmission Capital Investment Projects

The following table summarizes the status of significant transmission projects as at December 31, 2019:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
Development Projects:			(year)	(millions of dollars)	
Niagara Reinforcement Project	Niagara area Southwestern Ontario	New transmission line and stations	2019[1]	135	135
Wataynikaneyap Power LP Line Connection	Pickle Lake Northwestern Ontario	New stations and transmission connection	2021	23	1
East-West Tie Station Expansion	Northern Ontario	New transmission connection and station expansion	2022[2]	157	62
Waasigan Transmission Line	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line	2024[3]	35[3]	3
Leamington Area Transmission Reinforcement[4]	Leamington Southwestern Ontario	New transmission line and stations	2026[4]	325[4]	2
Sustainment Projects:					
Richview Transmission Station Circuit Breaker Replacement	Toronto Southwestern Ontario	Station sustainment	2021	115	109
Bruce A Transmission Station	Tiverton Southwestern Ontario	Station sustainment	2021	147	133
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2023	135	77
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2024	116	78
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	116[5]	36

1 The Niagara Reinforcement Project was placed in-service in August 2019. Total costs include $119 million for the construction of a new 230 kV transmission line (Niagara Line), as well as $16 million for costs relating to other assets, including stations. In September 2019, the Niagara Line assets were transferred from Hydro One Networks to NRLP. See section Regulation – NRLP for additional information.

2 The majority of the East-West Tie Station Expansion project is expected to be placed in-service in 2021, enabling the connection and energization of the new East-West Tie transmission line. Additional work to complete the upgrades is expected to be placed in-service in 2022.

3 The in-service date and the costs of the Waasigan Transmission Line project (formerly known as Northwest Bulk Transmission Line Development project) relate to the development phase.

4 The Leamington Area Transmission Reinforcement project consists of the construction of a new double-circuit line between Chatham and Leamington and associated transmission stations and connections. The project is currently in the development stage. The anticipated in-service dates for the line and stations are between 2020 and 2026, and the total estimated cost is in the range of $290 million to $325 million, with approximately $249 million of the total estimated cost included in the projected capital investments tables in section "Future Capital Investments" below.

5 Approximately $76 million of the total estimated cost is included in the projected capital investments tables in section "Future Capital Investments" below.

Future Capital Investments

Following is a summary of estimated capital investments by Hydro One over the years 2020 to 2024. The Company's estimates are based on management's expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB's Renewed Regulatory Framework.

The 2020 to 2022 distribution capital investments estimates differ from 2018 year end disclosures, representing a decrease to reflect Hydro One's five-year rate application for 2018–2022 distribution rates. The 2020 to 2022 transmission capital investments and 2023 distribution capital investments estimates are lower than the prior year disclosures as the Company has updated its plan for timing and pacing of future capital investments, as well as reprioritization of work. Changes in other capital investments are due to timing and new planned capital investments by Hydro One Telecom, as well as capital investments by Ontario Charging Network LP (OCN LP), a joint venture limited partnership between a subsidiary of Hydro One and Ontario Power Generation Inc. (OPG). The projections and the timing of the transmission 2020–2024 expenditures and the distribution 2023–2024 expenditures are subject to approval by the OEB.

Hydro One Limited | Annual Report 2019 35

Management's Discussion and Analysis

The following table summarizes Hydro One's annual projected capital investments for 2020 to 2024, by business segment:

(millions of dollars)	2020	2021	2022	2023	2024
Transmission	1,181	1,307	1,359	1,382	1,380
Distribution	689	666	632	734	750
Other	34	14	16	14	10
Total capital investments[1]	**1,904**	**1,987**	**2,007**	**2,130**	**2,140**

1 Total capital investments for years 2020–2021 include $140 million related to a new Ontario grid control centre with an anticipated in-service date of 2021.

The following table summarizes Hydro One's annual projected capital investments for 2020 to 2024, by category:

(millions of dollars)	2020	2021	2022	2023	2024
Sustainment	1,191	1,310	1,412	1,543	1,548
Development	438	479	422	439	459
Other[1]	275	198	173	148	133
Total capital investments[2]	**1,904**	**1,987**	**2,007**	**2,130**	**2,140**

1 "Other" capital expenditures consist of special projects, such as those relating to IT.

2 Total capital investments for years 2020–2021 include $140 million related to a new Ontario grid control centre with an anticipated in-service date of 2021.

Summary of Sources and Uses of Cash

Hydro One's primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One's capital resource requirements, including the Company's capital expenditures, servicing and repayment of debt, and dividend payments.

Year ended December 31 (millions of dollars)	2019	2018
Cash provided by operating activities	**1,614**	1,575
Cash provided by (used in) financing activities	**(439)**	399
Cash used in investing activities	**(1,628)**	(1,516)
Increase (decrease) in cash and cash equivalents	**(453)**	458

Cash provided by operating activities

Cash from operating activities increased by $39 million for the year ended December 31, 2019 compared to 2018. The increase was impacted by various factors, including higher cash earnings in 2019, changes in accrued purchased power costs resulting from higher energy rates and lower generation rebates from the IESO, partially offset by a higher receivable from IESO due to introduction of the new Ontario Electricity Rebate in November 2019, changes in certain regulatory variance and deferral accounts, as well as changes in receivable balances mainly due to higher non-energy revenues in 2019 related to secondary land use.

Cash provided by (used in) financing activities

Sources of cash

- The Company issued $1,500 million of long-term debt in 2019, compared to $1,400 million issued in 2018.
- The Company received proceeds of $4,217 million from the issuance of short-term notes in 2019, compared to $4,242 million received in 2018.

Uses of cash

- The Company repaid $4,326 million of short-term notes in 2019, compared to $3,916 million repaid in 2018.
- The Company repaid $730 million of long-term debt in 2019, compared to $753 million repaid in 2018.
- The Company redeemed $513 million of convertible debentures in 2019, compared to no convertible debentures redeemed in 2018.
- Dividends paid in 2019 were $588 million, consisting of $570 million common share dividends and $18 million of preferred share dividends, compared to dividends of $560 million paid in 2018, consisting of $542 million common share dividends and $18 million of preferred share dividends.

Cash used in investing activities

Capital expenditures were higher in 2019, primarily due to higher volume and timing of capital investment work.

36 Hydro One Limited | Annual Report 2019

Management's Discussion and Analysis

Liquidity and Financing Strategy

Short-term liquidity is provided through FFO, Hydro One Inc.'s commercial paper program, and the Company's consolidated bank credit facilities. Under the commercial paper program, Hydro One Inc. is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days. On March 25, 2019, the maximum number of short-term notes authorized for issuance was increased from $1,500 million to $2,300 million.

At December 31, 2019, Hydro One Inc. had $1,143 million in commercial paper borrowings outstanding, compared to $1,252 million outstanding at December 31, 2018. The interest rates on the commercial paper borrowings outstanding at December 31, 2019 ranged from 1.8% to 1.9%. In addition, the Company has revolving bank credit facilities (Operating Credit Facilities) with total availability of $2,550 million. On June 3, 2019, the maturity dates for the Operating Credit Facilities were extended from November 2021 and June 2022 to June 2024. At December 31, 2019 and 2018, no amounts were drawn on the Operating Credit Facilities. The Company may use these credit facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of FFO are expected to be sufficient to fund the Company's normal operating requirements.

On February 1, 2019, Hydro One entered into a credit agreement for a $170 million unsecured demand operating credit facility (Demand Facility) which was used to fund the payment of the Merger termination fee and other Merger-related costs. On June 6, 2019, the $170 million drawn on the Demand Facility was repaid, and the Demand Facility is no longer available.

At December 31, 2019, the Company had long-term debt outstanding in the principal amount of $11,486 million, which included $11,345 million of long-term debt issued by Hydro One Inc. and long-term debt in the principal amount of $141 million issued by HOSSM. The majority of long-term debt issued by Hydro One Inc. has been issued under its Medium Term Note (MTN) Program. The long-term debt consists of notes and debentures that mature between 2020 and 2064, and at December 31, 2019, had a weighted-average term to maturity of approximately 15.7 years and a weighted-average coupon rate of 4.2%. The maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in March 2018 is $4.0 billion. At December 31, 2019, $1,100 million remained available for issuance until April 2020. A new MTN Program prospectus is expected to be filed in the first half of 2020.

On June 18, 2018, Hydro One filed a short form base shelf prospectus (Universal Base Shelf Prospectus) with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $4.0 billion of debt, equity or other securities, or any combination thereof, during the 25-month period ending on July 18, 2020. On November 23, 2018, Hydro One Holdings Limited (HOHL), an indirect wholly-owned subsidiary of Hydro One, filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US for the purposes of, but not limited to, funding a portion of the cash purchase price of the Merger. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3.0 billion of debt securities, unconditionally guaranteed by Hydro One, during the 25-month period ending on December 23, 2020. At December 31, 2019, no securities have been issued under the Universal Base Shelf Prospectus or the US Debt Shelf Prospectus.

Acquisition Credit Facilities

In June 2018, for the purpose of bridge financing for the Merger, the Company secured a $1.0 billion non-revolving equity bridge credit facility, and a US$2.6 billion non-revolving debt bridge credit facility (Acquisition Credit Facilities). As a result of the termination of the Merger agreement, in January 2019, the Company cancelled the Acquisition Credit Facilities, with no amounts drawn.

In addition, the Foreign-Exchange Contract entered into in October 2017 that was intended to mitigate the foreign currency risk related to the portion of the Merger purchase price financed by the issuance of convertible debentures was terminated and revalued to $nil, resulting in a loss of $22 million recorded in 2019, compared to an unrealized gain of $25 million recorded in 2018. No amounts were paid or received by Hydro One.

Compliance

At December 31, 2019, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.

Credit Ratings

Various ratings organizations review the Company's and Hydro One Inc.'s debt ratings from time to time. These ratings organizations may take various actions, positive or negative. The Company cannot predict what actions rating agencies may take in the future. The failure to maintain the Company's current credit ratings could adversely affect the Company's financial condition and results of operations, and a downgrade in the Company's credit ratings could restrict the Company's ability to access debt capital markets and increase the Company's cost of debt.

On November 20, 2019, Moody's Investors Service (Moody's) upgraded Hydro One Inc.'s long-term debt rating to "A3" from "Baa1", and affirmed the short-term rating for commercial paper at "P-2". Moody's maintained the stable outlook on the ratings. The upgrade reflects Moody's view of an increased probability of extraordinary support from the provincial government due to the Company's exclusive focus on its businesses in Ontario for at least the next five years.

On November 8, 2019, S&P Global Ratings (S&P) affirmed the Company's issuer credit rating and Hydro One Inc.'s issuer and issue-level credit ratings and revised its ratings outlook on Hydro One and Hydro One Inc. to stable from negative, based on expectations that Hydro One's operating environment has stabilized and that the Company will focus on regulated operations in Ontario, without expansion outside Ontario.

Hydro One Limited | Annual Report 2019 37

Management’s Discussion and Analysis At December 31, 2019, Hydro One’s corporate credit ratings were as follows: Rating Agency Corporate Credit Rating S&P A- At December 31, 2019, Hydro One Inc.’s long-term and short-term debt ratings were as follows: Short-term Debt Long-term Debt Rating Agency Rating Rating DBRS Limited R-1 (low) A (high) Moody’s Prime-2 A3 S&P A-1 (low) A- Hydro One has not obtained a credit rating in respect of any of its securities. Pension Plan An issuer rating from S&P is a forward-looking opinion about an obligor’s In 2019, Hydro One made cash contributions of $61 million to its pension overall creditworthiness. This opinion focuses on the obligor’s capacity and plan, compared to cash contributions of $75 million in 2018, and incurred willingness to meet its financial commitments as they come due but it does $41 million in net periodic pension benefit costs, compared to $75 million not apply to any specific financial obligation. An obligor with a long-term incurred in 2018. credit rating of ’A’ has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances In September 2019, Hydro One filed an actuarial valuation of its pension and economic conditions than obligors in higher-rated categories. plan as at December 31, 2018. Hydro One estimates that total Company pension contributions for 2020, 2021, 2022, 2023 and 2024 are The rating above is not a recommendation to purchase, sell or hold any approximately $66 million, $65 million, $64 million, $64 million, of Hydro One’s securities and does not comment on the market price or and $64 million, respectively. suitability of any of the securities for a particular investor. There can be no assurance that the rating will remain in effect for any given period of time or The Company’s pension benefits obligation is impacted by various that the rating will not be revised or withdrawn entirely by S&P at any time assumptions and estimates, such as discount rate, rate of return on plan in the future. Hydro One has made, and anticipates making, payments to assets, rate of cost of living increase and mortality assumptions. A full S&P pursuant to agreements entered into with S&P in respect of the rating discussion of the significant assumptions and estimates can be found in assigned to Hydro One and expects to make payments to S&P in the future the section “Critical Accounting Estimates – Employee Future Benefits”. to the extent it obtains a rating specific to any of its securities. Other Obligations Effect of Interest Rates Off-Balance Sheet Arrangements The Company is exposed to fluctuations of interest rates as its regulated ROE There are no off-balance sheet arrangements that have, or are reasonably is derived using a formulaic approach that takes into account changes in likely to have, a material current or future effect on the Company’s financial benchmark interest rates for Government of Canada debt and the A-rated condition, changes in financial condition, revenues or expenses, results of utility corporate bond yield spread. The Company issues debt from time to operations, liquidity, capital expenditures or capital resources. time to refinance maturing debt and for general corporate purposes. The Company is therefore exposed to fluctuations in interest rates in relation to such issuances of debt. See section “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Market, Financial Instrument and Credit Risk” for more details. 38 Hydro One Limited | Annual Report 2019

Management's Discussion and Analysis

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of Hydro One's debt and other major contractual obligations and commercial commitments:

December 31, 2019 (millions of dollars)	Total[1]	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)					
Long-term debt – principal repayments	11,486	653	1,407	831	8,595
Long-term debt – interest payments	8,249	473	891	833	6,052
Short-term notes payable	1,143	1,143	–	–	–
Pension contributions[1]	323	66	129	128	–
Environmental and asset retirement obligations	168	30	60	33	45
Outsourcing and other agreements[2]	238	162	44	19	13
Lease obligations	93	12	25	20	36
Long-term software/meter agreement	28	22	3	3	–
Total contractual obligations	21,728	2,561	2,559	1,867	14,741
Other commercial commitments (by year of expiry)					
Operating Credit Facilities[3]	2,550	–	–	2,550	–
Letters of credit[4]	195	193	2	–	–
Guarantees[5]	332	332	–	–	–
Total other commercial commitments	3,077	525	2	2,550	–

1 Contributions to the Hydro One Pension Fund are generally made one month in arrears. Company and employee contributions to the pension plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2018 and filed on September 30, 2019.

2 In September 2019, the agreements with Inergi LP for finance and accounting, and pay operations services were extended to December 31, 2020.

3 In June 2019, the maturity dates for the Operating Credit Facilities were extended from November 2021 and June 2022 to June 2024.

4 Letters of credit consist of $179 million letters of credit related to retirement compensation arrangements, $4 million in letters of credit to satisfy debt service reserve requirements, a $9 million letter of credit provided to the IESO for prudential support, and $3 million in letters of credit for various operating purposes.

5 Guarantees consist of $325 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, and guarantees totalling $7 million provided by Hydro One to the Minister of Natural Resources relating to OCN LP (OCN Guarantee). OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee.

Share Capital

The common shares of Hydro One are publicly traded on the Toronto Stock Exchange (TSX) under the trading symbol "H". Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors (Board) and is established on the basis of Hydro One's results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. At February 11, 2020, Hydro One had 596,936,416 issued and outstanding common shares.

The Company is authorized to issue an unlimited number of preferred shares, issuable in series. The Company has two series of preferred shares authorized for issuance: the Series 1 preferred shares and Series 2 preferred shares. At February 11, 2020, the Company had 16,720,000 Series 1 preferred shares and no Series 2 preferred shares issued and outstanding.

The number of additional common shares of Hydro One that would be issued if all outstanding awards under the share grant plans and the Long-term Incentive Plan (LTIP) were vested and exercised as at February 11, 2020 was 4,450,382.

Regulation

The OEB approves both the revenue requirements and the rates charged by Hydro One's regulated transmission and distribution businesses. The rates are designed to permit the Company's transmission and distribution businesses to recover the allowed costs and to earn a formula-based annual rate of return on its deemed 40% equity level invested in the regulated businesses. This is done by applying a specified equity risk premium to forecasted interest rates on long-term bonds. In addition, the OEB approves rate riders to allow for the recovery or disposition of specific regulatory deferral and variance accounts over specified time frames.

Hydro One Limited | Annual Report 2019 39

Management's Discussion and Analysis

The following table summarizes the status of Hydro One's major regulatory proceedings with the OEB:

Application	Years	Type	Status
Electricity Rates			
Hydro One Networks	2017–2018	Transmission – Cost-of-service	OEB decision received[1]
Hydro One Networks	2019	Transmission – Revenue Cap	OEB decision received
Hydro One Networks	2020–2022	Transmission – Custom	OEB decision pending
Hydro One Networks	2018–2022	Distribution – Custom	OEB decision received[2]
B2M LP	2015–2019	Transmission – Cost-of-service	OEB decision received
B2M LP	2020–2024	Transmission – Revenue Cap	OEB decision received
HOSSM	2017–2026	Transmission – Revenue Cap	OEB decision received
NRLP	2020–2024	Transmission – Revenue Cap	OEB decision pending
Mergers Acquisitions Amalgamations and Divestitures (MAAD)			
Orillia Power	n/a	Acquisition	OEB decision pending
Peterborough Distribution	n/a	Acquisition	OEB decision pending
Leave to Construct			
East-West Tie Station Expansion	n/a	Section 92	OEB decision received
Lake Superior Link Project	n/a	Section 92	OEB decision received[3]

1 On March 7, 2019, the OEB upheld its original decision relating to the deferred tax asset. On April 5, 2019, the Company filed an appeal with the Ontario Divisional Court. The appeal was heard by the Ontario Divisional Court on November 21, 2019, and a decision is pending.

2 On March 26, 2019, the Company filed a motion to review and vary the OEB's decision as it relates to recovery of pension costs. Concurrently, the Company filed an appeal with the Ontario Divisional Court, which was being held in abeyance pending the outcome of the motion. On December 19, 2019, the OEB affirmed its earlier decision with respect to recovery of the pension costs. The Company has decided to discontinue its appeal of the OEB decision with the Ontario Divisional Court.

3 On February 11, 2019, the OEB issued its decision awarding the construction of the East-West Tie Line to NextBridge, as directed by the Province of Ontario (Province) on January 30, 2019.

The following table summarizes the key elements and status of Hydro One's electricity rate applications:

Application	Year	ROE Allowed (A) or Forecast (F)	Rate Base Allowed (A) or Forecast (F)	Rate Application Status	Rate Order Status
Transmission					
Hydro One Networks	2019	n/a[1]	n/a[1]	Filed in October 2018	Approved in June 2019
	2020	8.52% (F)	$12,375 million[2] (F)	Filed in March 2019	To be filed
	2021	8.52% (F)	$13,093 million[2] (F)	Filed in March 2019	To be filed
	2022	8.52% (F)	$13,917 million[2] (F)	Filed in March 2019	To be filed
B2M LP	2019	8.98% (A)	$496 million (A)	Approved in December 2015	Approved in December 2018
	2020–2024	8.52% (F)	$490 million (F)	Approved in January 2020	Filed in January 2020
HOSSM	2017–2026	9.19% (A)	$218 million (A)	Approved in October 2016	Approved in December 2019[3]
NRLP	2020–2024	8.52% (F)	$120 million (F)	Filed in October 2019	To be filed
Distribution					
Hydro One Networks	2018	9.00% (A)	$7,637 million (F)	Approved in March 2019	Approved in June 2019[4]
	2019	9.00% (A)	$7,894 million (F)	Approved in March 2019	Approved in June 2019[4]
	2020	9.00% (A)	$8,175 million (F)	Approved in March 2019	Approved in December 2019
	2021	9.00% (A)	$8,517 million (F)	Approved in March 2019	To be filed in 2020
	2022	9.00% (A)	$8,813 million (F)	Approved in March 2019	To be filed in 2021

1 The Revenue Cap application is a formulaic adjustment to the approved revenue requirement and does not consider ROE or rate base.

2 On June 19, 2019, Hydro One filed updates to the application reflecting recent financial results and other adjustments.

3 In October 2016, the OEB approved the 2017–2026 revenue requirements. In June 2019, the OEB approved the request for an inflationary increase (revenue cap escalator index) to the 2019 revenue requirement. On July 18, 2019, the OEB issued the final rate order including a final 2019 revenue requirement of $38 million to be included in the 2019 Uniform Transmission Rates (UTRs). On December 17, 2019, the OEB issued a decision on HOSSM's request for transmission revenue requirement for 2020.

4 On June 11, 2019, the OEB approved Hydro One Networks' rate order which included the rate base amounts shown above.

40 Hydro One Limited | Annual Report 2019

Management's Discussion and Analysis

Electricity Rates Applications

Hydro One Networks – Transmission

On September 28, 2017, the OEB issued its decision and order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirements (Original Decision), with 2017 rates effective January 1, 2017.

In its Original Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax regime under the *Electricity Act, 1998* (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a decision and order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB's calculation would result in an impairment of a portion of both Hydro One Networks' transmission and distribution deferred income tax regulatory asset. In October 2017, the Company filed a motion to review and vary (Motion) the Original Decision and filed an appeal with the Ontario Divisional Court (Appeal). In both cases, the Company's position was that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. On December 19, 2017, the OEB granted a hearing of the merits of the Motion which was held on February 12, 2018. On August 31, 2018, the OEB granted the Motion and returned the portion of the Original Decision relating to the deferred tax asset to an OEB panel for reconsideration.

On March 7, 2019, the OEB issued its reconsideration decision (DTA Decision) and concluded that their Original Decision was reasonable and should be upheld. Also, on March 7, 2019, the OEB issued its decision for Hydro One Networks' 2018–2022 distribution rates, in which it directed the Company to apply the Original Decision to Hydro One Networks' distribution rates. As a result, as at December 31, 2018, the Company recognized an impairment charge of Hydro One Networks' distribution deferred income tax regulatory asset of $474 million and Hydro One Networks' transmission deferred income tax regulatory asset of $558 million, an increase in deferred income tax regulatory liability of $81 million, and a decrease in the foregone revenue deferral regulatory asset of $68 million. After recognition of the related $314 million deferred tax asset, the Company recorded an $867 million one-time decrease in net income as a reversal of revenues of $68 million, and charge to deferred tax expense of $799 million, which is expected to result in an annual decrease to FFO in the range of $50 million to $60 million in the near term, and this range will decline over time. Notwithstanding the recognition of the effects of the DTA Decision in the 2018 financial statements, on April 5, 2019, the Company filed an appeal with the Ontario Divisional Court with respect to the OEB's DTA Decision. The appeal was heard on November 21, 2019, and a decision is pending.

On October 26, 2018, Hydro One filed a one-year inflation-based application with the OEB for the 2019 transmission revenue requirement. On December 20, 2018, the OEB issued a decision approving Hydro One's 2018 revenue requirement as interim for 2019. On April 25, 2019, the OEB issued its decision on Hydro One's 2019 transmission rate application, and set the revenue index at 1.4% on a final basis effective May 1, 2019.

On March 21, 2019, Hydro One Networks filed a three-year Custom Incentive Rate application with the OEB for 2020–2022 transmission rates. On June 19, 2019, Hydro One filed updates to the application reflecting recent financial results and other adjustments. The hearing began on October 21, 2019, and concluded on November 4, 2019. The OEB decision is pending.

On December 10, 2019, the OEB approved Hydro One Networks' 2019 transmission revenue requirement and charges as interim effective January 1, 2020 until the new transmission revenue requirement and charges are approved by the OEB.

Hydro One Networks – Distribution

On March 31, 2017, Hydro One Networks filed a custom application with the OEB for 2018–2022 distribution rates under the OEB's incentive-based regulatory framework (2018–2022 Distribution Application), which was subsequently updated on June 7 and December 21, 2017. The application reflects the level of capital investments required to minimize degradation in overall system asset condition, to meet regulatory requirements, and to maintain current reliability levels.

On March 7, 2019, the OEB rendered its decision on the 2018–2022 Distribution Application (2018-2022 Distribution Decision). In accordance with the 2018-2022 Distribution Decision, as well as the DTA Decision as noted above in "Hydro One Networks – Transmission", the Company filed its draft rate order reflecting updated revenue requirements of $1,459 million for 2018, $1,498 million for 2019, $1,532 million for 2020, $1,578 million for 2021, and $1,624 million for 2022. On June 11, 2019, the OEB approved the rate order confirming these updated revenue requirements, which include impacts of both the 2018–2022 Distribution Decision and the DTA Decision.

On March 26, 2019, the Company filed a motion to review and vary the OEB's decision as it relates to rates revenue requirement recovery of employer pension costs. Concurrently, the Company filed an appeal with the Ontario Divisional Court. The appeal was held in abeyance pending the outcome of the motion made before the OEB. During the year, the Company reflected a portion of pension costs incurred in the Hydro One Networks' distribution Pension Cost Differential regulatory account, pending the outcome of the motion before the OEB. On December 19, 2019, the OEB affirmed its earlier decision with respect to recovery of the revenue requirement associated with pension costs. As a result, Hydro One derecognized the portion relating to pension costs charged to operations as a reversal of revenues of $13 million as this amount is no longer probable for recovery. Hydro One also transferred to property, plant and equipment and intangible assets the portion attributable to capital expenditures in the amount of $37 million. Hydro One has decided to discontinue its appeal of the OEB decision with the Ontario Divisional Court.

Hydro One Limited | Annual Report 2019 41

Management's Discussion and Analysis

Hydro One Remote Communities

On November 5, 2018, Hydro One Remote Communities filed an application with the OEB seeking approval for increased base rates of 1.8% effective May 1, 2019. On February 11, 2019, the OEB issued a draft decision approving the requested increase, which was later finalized on March 28, 2019. On November 15, 2019, Hydro One Remote Communities filed an application with the OEB seeking approval for increased base rates of 2.0% effective May 1, 2020. A decision from the OEB is pending.

Hydro One Remote Communities is fully financed by debt and is operated as a break-even entity with no ROE.

NRLP

On September 19, 2018, NRLP was formed to own and operate a new 230 kV transmission line (Niagara Line) in the Niagara region. The Niagara Line enables generators in the Niagara area to connect to the load centres of the Greater Toronto and Hamilton areas.

On September 27, 2018, Hydro One filed a transmission licence application with the OEB for NRLP. On October 25, 2018, Hydro One filed two other applications with the OEB relating to NRLP requesting approval for Hydro One Networks to sell the applicable Niagara Line assets to NRLP, and approval of interim rates to include in the 2019 Uniform Transmission Rates (UTRs). On December 20, 2018, the OEB issued a decision finding that the request for approval for an interim revenue requirement effective January 1, 2019 was premature but indicated that there would be an opportunity to adjudicate the matter at a later date.

In January 2019, construction on the project was halted due to a land dispute with the Haudenosaunee Confederacy Chiefs Council (HCCC). On March 1, 2019, Hydro One filed a letter with the OEB requesting that the three previously filed applications be heard together once the land dispute was resolved. On March 15, 2019, the OEB put the NRLP applications in abeyance per Hydro One's request. Hydro One filed a Statement of Claim with the Ontario Superior Court of Justice for injunctive relief (injunction) against members of the HCCC among others. On July 15, 2019, Hydro One was granted the injunction. Hydro One resumed construction shortly thereafter.

On August 1, 2019, Hydro One filed an update to the three previously filed OEB applications and asked that the OEB resume adjudication of the applications. On August 30, 2019, the construction of the Niagara Line was completed, and on September 12, 2019, the OEB granted NRLP a transmission licence and granted Hydro One Networks leave to sell the applicable Niagara Line assets to NRLP. On September 18, 2019, the applicable Niagara Line assets were transferred from Hydro One Networks to NRLP. See section "Other Developments - NRLP" for additional information.

On September 26, 2019, the OEB approved NRLP's request to establish a deferral account to record NRLP's 2019 revenue requirement prior to its inclusion in the UTRs. On October 25, 2019, NRLP filed its revenue cap incentive rate application for 2020–2024. The OEB decision is pending.

On December 19, 2019, the OEB approved NRLP's proposed 2020 revenue requirement of $9 million as interim effective January 1, 2020.

HOSSM

HOSSM is under a 10-year deferred rebasing period for years 2017–2026, as approved in the OEB MAAD decision dated October 13, 2016. In July 2018, HOSSM filed a 2019 application to allow for inflationary increase (revenue cap escalator index) to its previously approved revenue requirement. The revenue cap escalator index is designed to add inflationary increases to the revenue requirement on an annual basis. On June 20, 2019, the OEB approved the revenue cap escalator index at 1.1% (net) which was applied to HOSSM's base revenue requirement for 2019, effective February 1, 2019, and also approved the 2019–2026 revenue cap framework.

On December 17, 2019, the OEB issued a decision on HOSSM's request for transmission revenue requirement for 2020. The OEB approved the revenue cap adjustment requesting an increase to the 2020 revenue requirement of 1.5% (inflation factor 1.8% less stretch factor 0.3%).

B2M LP

On July 31, 2019, B2M LP filed a transmission rate application for 2020–2024, seeking a base revenue requirement of $36 million for 2020, and a 1.4% revenue cap escalator index for 2021 to 2024. On December 9, 2019, B2M LP reached a settlement on all issues with OEB staff and Intervenors on the 5-year revenue cap rate application for 2020–2024 to be effective January 1, 2020. The settlement accepts all of B2M LP's cost submissions, but includes additional reliability reporting and a capital adjustment (reduction) factor of 0.6% to account for the lower rate base value. On January 6, 2020, the settlement agreement was filed with the OEB for approval, and was approved on January 16, 2020.

MAAD Applications

Orillia Power MAAD Application

In 2016, Hydro One filed a MAAD application (2016 Application) with the OEB to acquire Orillia Power Distribution Corporation (Orillia Power) from the City of Orillia, Ontario. On April 12, 2018, the OEB issued a decision denying Hydro One's proposed acquisition of Orillia Power. On September 26, 2018, Hydro One filed a new MAAD application (2018 Application) with the OEB to acquire Orillia Power. The evidence in the 2018 Application is similar to that provided in the 2016 Application. However, it includes additional information that was not available at the time Hydro One filed its 2016 Application, including updates to reflect current variables to costs and other metrics, as well as future cost structures pertaining to the acquired entity.

On October 16, 2018, the School Energy Coalition (SEC) filed a motion with the OEB seeking an order dismissing the 2018 Application. On January 16, 2019, Hydro One and Orillia Power filed submissions on the SEC motion, maintaining that the motion should be dismissed, and that the 2018 Application should be heard by the OEB. On March 12, 2019, the OEB dismissed SEC's motion. At the request of Hydro One, on March 21, 2019, the OEB cancelled the deadlines for interrogatories to allow Hydro One to file amended or supplemental evidence in response to the OEB decision on Hydro One's 2018–2022 Distribution Application. Hydro One filed the supplemental evidence on April 26, 2019. A transcribed technical conference was held on October 3–4, 2019, followed by an oral hearing on December 2–3, 2019. A decision by the OEB is pending.

42 Hydro One Limited | Annual Report 2019

Management's Discussion and Analysis

Peterborough Distribution MAAD Application

On October 12, 2018, the Company filed an application with the OEB for approval of the acquisition of the business and distribution assets of Peterborough Distribution Inc. (Peterborough Distribution). On October 25, 2018, an advance ruling certification application was filed with the Competition Bureau. On November 14, 2018, the Competition Bureau issued a no action letter, meaning that the transaction can proceed from the Competition Bureau's perspective. At the request of Hydro One, on March 21, 2019, the OEB allowed Hydro One to file amended or supplemental evidence in response to the OEB decision on Hydro One's 2018–2022 Distribution Application. Hydro One filed the supplemental evidence on April 26, 2019. A transcribed technical conference was held on October 3–4, 2019, followed by an oral hearing on December 2–3, 2019. A decision by the OEB is pending.

Other Developments

Strategy

In November 2019, Hydro One released its updated corporate strategy which reaffirms the Company's commitment to Ontario and the provision of safe, reliable and affordable electricity. The strategy focuses on five key aspirational priorities:

1. PLAN, DESIGN AND BUILD A GRID FOR THE FUTURE
   We will plan, design and build a reliable grid taking into account changing technologies to prevent future outages. There will be increased focus on grid resilience in order to restore power after events. Climate change and sustainability factors will be taken into consideration in our planning processes to increase resilience and lower our environmental footprint. We will incorporate distributed energy resources to enable customer choice while delivering exceptional value to customers through best-in-class asset management practices.

2. BE THE SAFEST AND MOST EFFICIENT UTILITY
   We will transform and improve our safety culture through robust safety analytics as well as grass-roots engagement with our employees. Field operations will be more empowered to drive efficiency, productivity and reliability and provided with efficient corporate support. There will be a focus on efficient capital delivery to support an ongoing growing work program.

3. BE A TRUSTED PARTNER
   We will make concerted efforts to build and grow relationships with Indigenous peoples, government and industry partners. We will proactively address community concerns and establish strong partnerships with our customers through local investment and economic development for the benefit of Ontarians.

4. ADVOCATE FOR OUR CUSTOMERS AND HELP THEM MAKE INFORMED DECISIONS
   We will make it easier to do business with Hydro One by strengthening the customer experience through innovative customer- centric practices. We will help our customers make informed decisions with deeper insights and leverage our position as energy experts. We will expand access to energy offerings to become the provider of choice to our customers.

5. INNOVATE AND GROW THE BUSINESS
   We will continue to invest responsibly in our core transmission and distribution business. In addition, we will pursue incremental regulated and unregulated business opportunities through innovation and our focused presence in Ontario.

Litigation

Hydro One Inc., Hydro One Networks, Hydro One Remote Communities, and Norfolk Power Distribution Inc. were defendants in a class action suit commenced in 2015 in which the representative plaintiff was seeking up to $125 million in damages related to allegations of improper billing practices. The plaintiff's application for leave to appeal the lower court's refusal to certify the lawsuit as a class action was denied by the Ontario Court of Appeal on March 26, 2019, which means that the lawsuit has effectively ended.

There were four putative class action lawsuits filed by Avista Corporation shareholders in relation to the Merger. The plaintiffs in the four lawsuits were, respectively, Fink, Jenß, Samuel and Sharpenter. All of these class action lawsuits have now been dismissed.

2019 Federal and Ontario Budgets

Certain 2019 federal and Ontario budget measures enacted during the year ended December 31, 2019 provide certain time-limited investment incentives permitting Hydro One to deduct Accelerated CCA of up to three times the first-year rate for eligible capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028. In 2019, the Accelerated CCA resulted in a temporary reduction in the Company's ETR and the recognition of a tax regulatory liability relating to the Accelerated CCA that has not been reflected in the OEB approved rates. The timing of the disposition of the tax regulatory liability is subject to OEB approval, and may have a material impact on Hydro One's future cash flows in the near term.

Impact

Hydro One expects that the OEB's March 7, 2019 decision relating to the sharing of the Company's deferred tax asset, the Merger-related costs, and the Accelerated CCA will lower the Company's ETR to a range of approximately 6% to 13% in the next five years.

Exemptive Relief

Disclosure of Ownership by the Province

On June 6, 2017, the Canadian securities regulatory authorities granted (i) the Minister of Energy, (ii) OPG (on behalf of itself and the segregated funds established as required by the *Nuclear Fuel Waste Act* (Canada)) and (iii) agencies of the Crown, provincial Crown corporations and other provincial entities (collectively, the Non-Aggregated Holders) exemptive relief, subject to certain conditions, to enable each Non-Aggregated Holder to treat securities of Hydro One that it owns or controls separately from securities of Hydro One owned or controlled by the other Non-Aggregated Holders for purposes of certain take-over bid, early warning reporting, insider reporting and control person distribution rules and certain distribution restrictions under Canadian securities laws. Hydro One was also granted relief permitting it to rely solely on insider reports and early warning reports filed by Non-Aggregated Holders when reporting beneficial ownership

Hydro One Limited | Annual Report 2019 43

Management's Discussion and Analysis

or control or direction over securities in an information circular or annual information form in respect of securities beneficially owned or controlled by any Non-Aggregated Holder subject to certain conditions.

US GAAP

On March 27, 2018, Hydro One was granted exemptive relief by securities regulators in each province and territory of Canada which allows Hydro One to continue to report its financial results in accordance with US GAAP (Exemptive Relief). The Exemptive Relief will remain in effect until the earlier of: (i) January 1, 2024; (ii) the first day of Hydro One's financial year that commences after Hydro One ceases to have activities subject to rate regulation; and (iii) the effective date prescribed by the International Accounting Standards Board for the mandatory application of a standard within International Financial Reporting Standards specific to entities with activities subject to rate regulation.

NRLP

In 2018, Hydro One entered into an agreement with the First Nations Partners, wherein a noncontrolling equity interest in Hydro One's limited partnership, NRLP, would be made available for purchase at fair value by the First Nations Partners. On September 19, 2018, NRLP was formed to own the Niagara Line in the Niagara region. The Niagara Line enables generators in the Niagara area to connect to the load centres of the Greater Toronto and Hamilton areas. Hydro One Networks maintains and operates the Niagara Line in accordance with an operation and management services agreement.

On September 18, 2019, the applicable Niagara Line assets were transferred from Hydro One Networks to NRLP for $119 million and operation of the line was contracted to Hydro One Networks. This transfer was financed with 60% debt ($71 million) and 40% equity ($48 million). The cash payment of $71 million was financed by debt sourced by NRLP from a Hydro One subsidiary, and the $48 million equity comprised of partnership units issued by NRLP to Hydro One Networks. Subsequently, on the same date, Hydro One Networks sold to the Six Nations of the Grand River Development Corporation and, through a trust, to the Mississaugas of the Credit First Nation a 25.0% and 0.1%, respectively, equity interest in NRLP for total consideration of $12 million, representing the fair value of the equity interest acquired.

In addition, the Mississaugas of the Credit First Nation had an option to purchase an additional 19.9% equity interest in NRLP from Hydro One Networks at a price based on the value of the Niagara Line assets on the date of the closing, subject to certain conditions. On December 31, 2019, the Mississaugas of the Credit First Nation exercised the option.

On January 31, 2020, the Mississaugas of the Credit First Nation purchased an additional 19.9% equity interest in NRLP. On this date, Hydro One Networks sold to the Mississaugas of the Credit First Nation, through a trust, a 19.9% equity interest in NRLP for total consideration of $9 million. Following this transaction, Hydro One's interest in NRLP was reduced to 55%, with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation owning 25% and 20%, respectively, of equity interest in NRLP.

Avista Corporation

In July 2017, Hydro One reached an agreement to acquire Avista Corporation. On January 23, 2019, Hydro One and Avista Corporation announced that the companies had mutually agreed to terminate the Merger agreement. As a result of the termination of the Merger agreement, on January 24, 2019, Hydro One paid a US$103 million termination fee to Avista Corporation as required by the Merger agreement. In January 2019, the Company cancelled the Acquisition Credit Facilities, with no amounts drawn. On February 1, 2019, Hydro One entered into the Demand Facility which was used to fund the payment of the Merger termination fee and other Merger-related costs. On June 6, 2019, the $170 million drawn on the Demand Facility was repaid, and the Demand Facility is no longer available. On February 8, 2019, Hydro One redeemed the convertible debentures issued in 2017 and paid the holders of the instalment receipts $513 million ($333 per $1,000 principal amount) plus accrued and unpaid interest of $7 million. The redemption of the convertible debentures was paid with cash on hand. As a result of the termination of the Merger agreement, the Foreign-Exchange Contract terminated, with no amounts paid or received by Hydro One.

The following amounts related to the termination of the Merger agreement were recorded by the Company during the year ended December 31, 2019. All amounts were recognized in the first quarter.

- $138 million for payment of the US$103 million Merger termination fee recorded in OM&A costs;
- $22 million financing charges, due to reversal of previously recorded unrealized gains upon termination of the Foreign-Exchange Contract;
- redemption of $513 million convertible debentures and payment of related interest of $7 million; and
- $24 million financing charges, due to derecognition of the deferred financing costs related to convertible debentures.

Hydro One Board of Directors and Executive Officers

Board of Directors

On July 31, 2019, former Board Chair Tom Woods stepped down from the Board. On July 2, 2019, Hydro One announced that Tim Hodgson has been appointed by the Board to serve as the Board Chair commencing August 1, 2019. On December 23, 2019, Hydro One announced that Susan Wolburgh Jenah has been appointed to the Board effective January 1, 2020.

Executive Officers

On March 28, 2019, Hydro One announced the appointment of Mark Poweska as President and Chief Executive Officer (CEO) of Hydro One and Hydro One Inc., effective May 10, 2019.

In April 2019, Greg Kiraly, Chief Operating Officer, and Jamie Scarlett, Executive Vice President and Chief Legal Officer, left the Company following a period of planned leadership transition.

44 Hydro One Limited | Annual Report 2019

Management's Discussion and Analysis

On May 8, 2019, Chris Lopez was appointed as the Chief Financial Officer (CFO) of Hydro One and Hydro One Inc., effective May 9, 2019.

On July 10, 2019, Hydro One announced the appointment of Saylor Millitz-Lee, as Executive Vice President and Chief Human Resources Officer, effective immediately.

On August 9, 2019, Hydro One announced the appointment of Paul Harricks, as Executive Vice President and Chief Legal Officer, effective September 9, 2019.

Effective October 1, 2019, Darlene Bradley was appointed as the Chief Safety Officer of Hydro One and Hydro One Inc.

Effective January 2, 2020, David Lebeter was appointed as the Chief Operating Officer of Hydro One and Hydro One Inc.

Executive Compensation

On March 8, 2019, Hydro One released a revised executive compensation framework for its Board, the CEO and other executives that was approved by the Management Board of Cabinet of the Province.

Hydro One Work Force

At December 31, 2019, Hydro One had a skilled and flexible work force of approximately 5,700 regular employees and 2,300 non- regular employees province-wide, comprising a mix of skilled trades, engineering, professional, managerial and executive personnel. Hydro One's regular employees are supplemented primarily by accessing a large external labour force available through arrangements with the Company's trade unions for contingent workers, sometimes referred to as "hiring halls", and also by access to contract personnel. The hiring halls offer Hydro One the ability to flexibly use highly trained and appropriately skilled workers on a project-by-project and seasonal basis.

The following table sets out the number of Hydro One employees as at December 31, 2019:

	Regular Employees	Non-Regular Employees	Total
Power Workers' Union (PWU)[1]	3,591	780	4,371
Society of United Professionals (Society)	1,479	38	1,517
Canadian Union of Skilled Workers (CUSW) and construction building trade unions	—	1,422	1,422
Total employees represented by unions	5,070	2,240	7,310
Management and non-represented employees	660	19	679
Total employees[2]	5,730	2,259	7,989

1 Includes 675 non-regular "hiring hall" employees covered by the PWU agreement.

2 The average number of Hydro One employees in 2019 was approximately 8,800, consisting of approximately 5,800 regular employees and approximately 3,000 non-regular employees.

Collective Agreements

The current collective agreement with the PWU (for classifications other than Customer Service Operations (CSO)) expires on March 31, 2020. The collective agreement with the PWU for CSO was set to expire on September 30, 2019; however, it was extended to allow for bargaining at the same time as the non-CSO agreement. In January 2020, Hydro One and the PWU commenced collective bargaining with the official exchange of bargaining agendas. Both sides acknowledged their commitment to working towards the timely completion of collective bargaining.

In March 2019, Hydro One reached an agreement with the Society for a renewal of the collective agreement covering approximately 1,500 employees in critical engineering, supervisory and administrative roles. The agreement is for a two-year term, covering April 1, 2019 to March 31, 2021. The agreement was ratified by the Society on April 30, 2019.

Hydro One's five-year collective agreement with the CUSW expires on April 30, 2022.

The construction building trade unions have collective agreements with the Electrical Power Systems Construction Association (EPSCA). EPSCA is an employers' association of which Hydro One is a member. A number of the EPSCA construction collective agreements, which bind Hydro One, expire on April 30, 2020. Ratified five-year renewal collective agreements, covering May 1, 2020 to April 30, 2025, have been reached with The Carpenters, The Boilermakers, The United Association of Plumbers and Pipefitters, The Painters, and The Sheet Metal Workers. EPSCA is currently in the process of negotiating agreements or scheduling negotiating dates with the other building trades.

Hydro One Limited | Annual Report 2019 45

Management's Discussion and Analysis

Stock-based Compensation

The Company granted awards under its LTIP, consisting of Performance Share Units (PSUs), Restricted Share Units (RSUs), and Stock Options. At December 31, 2019 and 2018, the following LTIP awards were outstanding:

December 31 (number of units)	2019	2018
PSUs	**171,344**	605,180
RSUs	**206,993**	442,470
Stock Options	**403,550**	949,910

Non-GAAP Measures

FFO, basic and diluted Adjusted EPS, adjusted net income, revenues, net of purchased power, and distribution revenues, net of purchased power are not recognized measures under US GAAP and do not have a standardized meaning prescribed by US GAAP. They are therefore unlikely to be directly comparable to similar measures presented by other companies. They should not be considered in isolation nor as a substitute for analysis of the Company's financial information reported under US GAAP.

FFO

FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company's operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, FFO provides a consistent measure of the cash generating performance of the Company's assets.

Year ended December 31 (millions of dollars)	2019	2018
Net cash from operating activities	**1,614**	1,575
Changes in non-cash balances related to operations	**(55)**	23
Preferred share dividends	**(18)**	(18)
Distributions to noncontrolling interest	**(9)**	(8)
FFO	**1,532**	1,572

Adjusted Net Income and Adjusted EPS

The following adjusted net income, and basic and diluted Adjusted EPS have been calculated by management on a supplementary basis which adjusts net income under US GAAP for income and costs related to the Merger. Adjusted net income and Adjusted EPS are used internally by management to assess the Company's performance and are considered useful because they exclude the impact of Merger-related costs, including gains and losses on the Foreign-Exchange Contract, as well as the impacts related to the OEB's DTA Decision on Hydro One Networks' distribution and transmission businesses. Adjusted net income and Adjusted EPS provide users with a comparative basis to evaluate the current ongoing operations of the Company compared to prior year.

Year ended December 31 (millions of dollars, except number of shares and EPS)	2019	2018	2017
Net income (loss) attributable to common shareholders	**778**	(89)	658
Impacts related to the Merger:			
OM&A – Merger-related costs (before tax)	**138**	11	20
Financing charges – Merger-related costs (before tax)	**31**	58	22
Financing charges – loss (gain) on Foreign-Exchange Contract (before tax)	**22**	(25)	3
Tax impact	**(51)**	(15)	(9)
Merger-related impacts (after tax)	**140**	29	36
Impacts related to OEB's DTA Decision on Hydro One Networks' distribution and transmission businesses:			
Reversal of revenues	**—**	68	—
Deferred tax expense	**—**	799	—
OEB's DTA Decision on Hydro One Networks' distribution and transmission businesses impacts (after tax)	**—**	867	—
Adjusted net income attributable to common shareholders	**918**	807	694
Weighted average number of shares			
Basic	**596,437,577**	595,756,470	595,287,586
Effect of dilutive stock-based compensation plans	**2,410,860**	2,147,473	2,234,665
Diluted	**598,848,437**	597,903,943	597,522,251
Adjusted EPS			
Basic	**$ 1.54**	$ 1.35	$ 1.17
Diluted	**$ 1.53**	$ 1.35	$ 1.16

46 Hydro One Limited | Annual Report 2019

Management's Discussion and Analysis

Quarter ended (millions of dollars, except number of shares and EPS)	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019
Net income attributable to common shareholders	211	241	155	171
Impacts related to the Merger:				
OM&A – Merger-related costs (before tax)	–	–	–	138
Financing charges – Merger-related costs (before tax)	–	–	–	31
Financing charges – loss on Foreign-Exchange Contract (before tax)	–	–	–	22
Tax impact	–	–	–	(51)
Merger-related impacts (after tax)	–	–	–	140
Adjusted net income attributable to common shareholders	211	241	155	311
Weighted average number of shares				
Basic	596,670,374	596,605,054	596,503,988	595,961,260
Effect of dilutive stock-based compensation plans	2,564,789	2,420,792	2,442,181	2,354,970
Diluted	599,235,163	599,025,846	598,946,169	598,316,230
Adjusted EPS				
Basic	$ 0.35	$ 0.40	$ 0.26	$ 0.52
Diluted	$ 0.35	$ 0.40	$ 0.26	$ 0.52

Quarter ended (millions of dollars, except number of shares and EPS)	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018
Net income (loss) attributable to common shareholders	(705)	194	200	222
Impacts related to the Merger:				
OM&A – Merger-related costs (before tax)	6	1	2	2
Financing charges – Merger-related costs (before tax)	14	15	15	14
Financing charges – loss (gain) on Foreign-Exchange Contract (before tax)	–	24	(22)	(27)
Tax impact	(6)	(7)	(1)	(1)
Merger-related impacts (after tax)	14	33	(6)	(12)
Impacts related to OEB's DTA Decision on Hydro One Networks' distribution and transmission businesses:				
Reversal of revenues	68	–	–	–
Deferred tax expense	799	–	–	–
OEB's DTA Decision on Hydro One Networks' distribution and transmission businesses impacts (after tax)	867	–	–	–
Adjusted net income attributable to common shareholders	176	227	194	210
Weighted average number of shares				
Basic	595,882,447	595,882,438	595,867,452	595,386,711
Effect of dilutive stock-based compensation plans	2,122,782	1,968,856	2,130,394	2,322,393
Diluted	598,005,229	597,851,294	597,997,846	597,709,104
Adjusted EPS				
Basic	$ 0.30	$ 0.38	$ 0.33	$ 0.35
Diluted	$ 0.29	$ 0.38	$ 0.32	$ 0.35

Hydro One Limited | Annual Report 2019 47

Management's Discussion and Analysis

Revenues, Net of Purchased Power

Revenues, net of purchased power is defined as revenues less the cost of purchased power. Management believes that revenue, net of purchased power is helpful as a measure of net revenues for the distribution segment, as purchased power is fully recovered through revenues.

Year ended December 31 (millions of dollars)	2019	2018
Revenues	6,480	6,150
Less: Purchased power	3,111	2,899
Revenues, net of purchased power	**3,369**	3,251

Year ended December 31 (millions of dollars)	2019	2018
Distribution revenues	4,788	4,422
Less: Purchased power	3,111	2,899
Distribution revenues, net of purchased power	**1,677**	1,523

Quarter ended (millions of dollars)	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018
Revenues	1,715	1,593	1,413	1,759	1,491	1,606	1,477	1,576
Less: Purchased power	914	737	653	807	741	733	674	751
Revenues, net of purchased power	801	856	760	952	750	873	803	825

Quarter ended (millions of dollars)	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018
Distribution revenues	1,298	1,140	1,029	1,321	1,138	1,103	1,036	1,145
Less: Purchased power	914	737	653	807	741	733	674	751
Distribution revenues, net of purchased power	384	403	376	514	397	370	362	394

Related Party Transactions

The Province is a shareholder of Hydro One with approximately 47.3% ownership at December 31, 2019. The IESO, OPG, Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy. OCN LP is a joint-venture limited partnership between a subsidiary of Hydro One and OPG. The following is a summary of the Company's related party transactions during the years ended December 31, 2019 and 2018:

Year ended December 31 (millions of dollars) Related Party	Transaction	2019	2018
Province	Dividends paid	288	275
IESO	Power purchased	1,808	1,636
	Revenues for transmission services	1,636	1,672
	Amounts related to electricity rebates	692	477
	Distribution revenues related to rural rate protection	240	239
	Distribution revenues related to the supply of electricity to remote northern communities	35	35
	Funding received related to Conservation and Demand Management (CDM) programs	42	62
OPG[1]	Power purchased	8	10
	Revenues related to provision of services and supply of electricity	9	9
	Costs related to the purchase of services	1	–
OEFC	Power purchased from power contracts administered by the OEFC	2	2
OEB	OEB fees	9	8
OCN LP[2]	Investment in OCN LP	2	–

1 The OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee. See Other Obligations – Summary of Contractual Obligations and Other Commercial Commitments for details related to the OCN Guarantee.

2 OCN LP owns and operates electric vehicle fast charging stations across Ontario, under the Ivy Charging Network brand.

48 Hydro One Limited | Annual Report 2019

Management's Discussion and Analysis

Risk Management and Risk Factors

Hydro One is subject to numerous risks and uncertainties. Critical to Hydro One's success is the identification, management, and to the extent possible, mitigation of these risks. Hydro One's Chief Risk Officer has accountability for the Company's Enterprise Risk Management (ERM) program, which assists decision-makers throughout the organization with the management of key business risks, including new and emerging risks and opportunities.

The material risks relating to Hydro One and its business that the Company believes would be the most likely to influence an investor's decision to purchase Hydro One's securities are set out in the risk factors below. These risks could have a materially adverse effect on the Company or its business, financial condition, or operations. This list is not a comprehensive list of all the risks to the Company, and the actual effect of any of the risks cited below could be materially different from what is described below. Additionally, other risks may arise or risks currently not considered material may become material in the future.

Risks Relating to Hydro One's Business

Regulatory Risks and Risks Relating to Hydro One's Revenues

Risks Relating to Obtaining Rate Orders

The Company is subject to the risk that the OEB will not approve the Company's transmission and distribution revenue requirements requested in outstanding or future applications for rates. Rate applications for revenue requirements are subject to the OEB's review process, usually involving participation from intervenors and a public hearing process. There can be no assurance that resulting decisions or rate orders issued by the OEB will permit Hydro One to recover all costs actually incurred, costs of debt and income taxes, or to earn a particular ROE. A failure to obtain acceptable rate orders, or approvals of appropriate returns on equity and costs actually incurred, may materially adversely affect: Hydro One's transmission or distribution businesses, the undertaking or timing of capital expenditures, ratings assigned by credit rating agencies, the cost and issuance of long-term debt, and other matters, any of which may in turn have a material adverse effect on the Company. In addition, there is no assurance that the Company will receive regulatory decisions in a timely manner and, therefore, the Company may incur costs before having an approved revenue requirement and cash flows could be impacted.

Risks Relating to Actual Performance Against Forecasts

The Company's ability to recover the actual costs of providing service and earn the allowed ROE depends on the Company achieving its forecasts established and approved in the rate-setting process. Actual costs could exceed the approved forecasts if, for example, the Company incurs operations, maintenance, administration, capital and financing costs above those included in the Company's approved revenue requirement. The inability to obtain acceptable rate decisions or to recover any significant difference between forecast and actual expenses could materially adversely affect the Company's financial condition and results of operations.

Further, the OEB approves the Company's transmission and distribution rates based on projected electricity load and consumption levels, among other factors. If actual load or consumption materially falls below projected levels, the Company's revenue and net income for either, or both, of these businesses could be materially adversely affected. Also, the Company's current revenue requirements for these businesses are based on cost and other assumptions that may not materialize. There is no assurance that the OEB would allow rate increases sufficient to offset unfavourable financial impacts from unanticipated changes in electricity demand or in the Company's costs.

The Company is subject to risk of revenue loss from other factors, such as economic trends and conditions, changes in service territory, and weather conditions that influence the demand for electricity. The Company's overall operating results may fluctuate substantially on a seasonal and year-to-year basis based on these trends and weather conditions. For instance, a cooler than normal summer or warmer than normal winter can be expected to reduce demand for electricity below that forecast by the Company, causing a decrease in the Company's revenues from the same period of the previous year.

The Company's load could also be negatively affected by successful CDM programs whose results exceed forecasted expectations.

Risks Relating to Other Applications to the OEB

Hydro One may face increased competition with other transmitters for opportunities to build new, large-scale transmission facilities in Ontario. The Company is subject to the risk that it will not be selected to build new transmission in Ontario, which could impair growth, disrupt operations and/or development, or have other adverse impacts. The Company is also subject to the risk that it will not obtain, or will not obtain in a timely manner, required regulatory approvals for other matters, such as leave to construct applications, applications for mergers, acquisitions, amalgamations and divestitures, and environmental approvals. Decisions to acquire or divest other regulated businesses licensed by the OEB are subject to OEB approval. Accordingly, there is the risk that such matters may not be approved, that the Company may not be selected to build new transmission as part of the competitive process, or that unfavourable conditions will be imposed by the OEB.

Risks Relating to Rate-Setting Models for Transmission and Distribution

The OEB approves and periodically changes the rate-setting models and methodology for the transmission and distribution businesses. Changes to the application type, filing requirements, rate-setting model or methodology, or revenue requirement determination may have a material negative impact on Hydro One's revenue and net income. For example, the OEB may in the future decide to reduce the allowed ROE for either of these businesses, modify the formula or methodology it uses to determine the ROE, or reduce the weighting of the equity component of the deemed capital structure. Any such reduction could reduce the net income of the Company. Similarly, the OEB is currently considering other utility remuneration models, and any such change could affect Hydro One's revenue and net income.

Hydro One Limited | Annual Report 2019 49

Management's Discussion and Analysis

The OEB's recent Custom Incentive Rate-setting model requires that the term of a custom rate application be for multi-year periods. There are risks associated with forecasting key inputs such as revenues, operating expenses and capital over such a long period. For instance, if unanticipated capital expenditures arise that were not contemplated in the Company's most recent rate decision, the Company may be required to incur costs that may not be recoverable until a future period or not recoverable at all in future rates. This could have a material adverse effect on the Company.

When rates are set for a multi-year period, including under a Custom Incentive Rate application, the OEB expects there to be no further rate applications for annual updates within the multi-year period, unless there are exceptional circumstances, with the exception of the clearance of established deferral and variance accounts. For example, the OEB does not expect to address annual rate applications for updates for cost of capital (including ROE), working capital allowance or sales volumes. If there were an increase in interest rates over the period of a rate decision and no corresponding changes were permitted to the Company's allowed cost of capital (including ROE), then the result could be a decrease in the Company's financial performance.

To the extent that the OEB approves an In-Service Variance Account for the transmission and/or distribution businesses, and should the Company fail to meet the threshold levels of in-service capital, the OEB may reclaim a corresponding portion of the Company's revenues.

Risks Relating to Capital Expenditures

In order to be recoverable in rates, capital expenditures require the approval of the OEB. There can be no assurance that all capital expenditures, including any imposed by or resulting from government or regulatory bodies, incurred by Hydro One will be approved by the OEB. For example, capital cost overruns, unexpected capital expenditures in maintaining or improving the Company's assets, unexpected costs as a result of proposed legislation, including that relating to the expansion of broadband service in Canada, may not be recoverable in transmission or distribution rates. To the extent possible, Hydro One aims to mitigate this risk by ensuring expenditures are reasonable and prudent, and also by seeking from the regulator clear policy direction on cost responsibility, and by obtaining pre-approval of the need for capital expenditures.

Any regulatory decision by the OEB to disallow or limit the recovery of any capital expenditures would lead to a lower-than-expected approved revenue requirement or rate base, potential asset impairment or charges to the Company's results of operations, any of which could have a material adverse effect on the Company.

Risk of Recoverability of Total Compensation Costs

Hydro One manages all of its total compensation costs, including pension and other post-employment and post-retirement benefits (OPEBs), subject to restrictions and requirements imposed by the collective bargaining process and legislative requirements. Any element of total compensation costs which is disallowed in whole or part by the OEB and therefore not recoverable from customers in rates could result in costs which could be material and could decrease net income, which could have a material adverse effect on the Company. Legislation restricts Hydro One from recovering specified executive compensation costs from the OEB.

The Company provides OPEBs, including workers compensation benefits and long-term disability benefits to qualifying employees. Hydro One currently maintains the accrual accounting method with respect to OPEBs. If the OEB directed Hydro One to transition to a different accounting method for OPEBs or otherwise adjusted the basis of recovery for OPEB costs, this could result in income volatility, due to an inability of the Company to book the difference between the accrual and cash as a regulatory asset, and the Company might not be able to recover some costs. A determination that some of the Company's post-employment and post- retirement benefit costs are not recoverable could have a material adverse effect on the Company.

Risks Relating to Regulatory Treatment of Deferred Tax Asset

As a result of leaving the payments in lieu of corporate income taxes (PILs) regime and entering the federal tax regime in connection with the 2015 initial public offering (IPO) of the Company, Hydro One recorded additional deferred tax assets due to the revaluation of the tax basis of Hydro One's fixed assets at their fair market value and recognition of eligible capital expenditures. At the time of the IPO, the Company determined the tax savings derived from the additional deferred tax assets should accrue to the shareholders of Hydro One Limited. The OEB's September 28, 2017 Original Decision (see details above in "Regulation – Electricity Rates Applications – Hydro One Networks – Transmission") altered Hydro One's allocation of the tax savings derived from the additional deferred tax assets and determined that a portion of the tax savings should accrue to ratepayers. In October 2017, the Company filed a motion to review and vary (Motion) the Original Decision and filed an appeal with the Ontario Divisional Court (Appeal) which was stayed pending the outcome of the Motion. In both cases, the Company's position was that the OEB made errors of fact and law in its determination of the allocation of the tax savings between shareholders and ratepayers.

On March 7, 2019, the OEB issued a decision upholding its Original Decision on the handling of the deferred tax asset. Also, on March 7, 2019, the OEB issued its decision for Hydro One Networks' 2018–2022 distribution rates in which it directed the Company to apply the Original Decision to Hydro One Networks' distribution rates. Based on these decisions, the Company recognized a total one-time $867 million decrease to net income. On April 5, 2019, the Company filed a motion to commence a new appeal with respect to the OEB's deferred tax asset decision. The appeal was heard on November 21, 2019, and a decision is pending. Loss of the appeal, in whole or in part, could have a material adverse effect on the Company.

50 Hydro One Limited | Annual Report 2019

Management's Discussion and Analysis

Risks Relating to Government Action

The Province is, and is likely to remain, the largest shareholder in Hydro One Limited. The Province may be in a position of conflict from time to time as a result of being an investor in Hydro One Limited and also being a government actor setting broad policy objectives in the electricity industry. Government actions may not be in the interests of the Company or investors.

Governments may pass legislation or issue regulations at any time, including legislation or regulation impacting Hydro One, which could have potential material adverse effects on Hydro One and its business. Such government actions may include, but are not limited to, legislation, regulation, directives or shareholder action intended to reduce electricity rates, place constraints on compensation, or affect the governance of Hydro One. Such government actions could adversely affect the Company's financial condition and results of operations, as well as public opinion and the Company's reputation. Government action may also hinder Hydro One's ability to pursue its strategy and/or objectives.

Additionally, involvement by the Province in placing constraints on executive compensation (through the compensation framework implemented as a result of the *Hydro One Accountability Act, 2018*) may inhibit the Company's ability to attract and retain qualified executive talent, which may also impact the Company's performance, strategy and/or objectives. The failure to attract and retain qualified executives could have a material adverse effect on the Company.

Government action may also impact the Company's credit ratings as the Company's credit ratings reflect, in part, the rating agencies' assessment of government involvement in the business of Hydro One. The Company cannot predict what actions rating agencies may take in the future, positive or negative, including in response to government action or inaction relating to or impacting Hydro One. The failure to maintain the Company's current credit ratings could adversely affect the Company's financial condition and results of operations, and a downgrade in the Company's credit ratings could restrict the Company's ability to access debt capital markets and increase the Company's cost of debt.

Indigenous Claims Risk

Some of the Company's current and proposed transmission and distribution assets are or may be located on reserve (as defined in the *Indian Act* (Canada)) (Reserve) lands, or lands over which Indigenous people have Aboriginal, treaty, or other legal claims. Some Indigenous leaders, communities, and their members have made assertions related to sovereignty and jurisdiction over Reserve lands and traditional territories (land traditionally occupied or used by a First Nation, Métis or Inuit group) and are increasingly willing to assert their claims through the courts, tribunals, or direct action. These claims, and/or the settlement or resolution of these claims could have a material adverse effect on the Company or otherwise materially adversely impact the Company's operations, including the development of current and future projects.

The Company's operations and activities may give rise to the Crown's duty to consult and potentially accommodate Indigenous communities. Procedural aspects of the duty to consult may be delegated to the Company by the Province or the federal government. A perceived failure by the Crown to sufficiently consult an Indigenous community, including communities with a traditional governance model not recognized under the *Indian Act*, or a perceived failure by the Company in relation to delegated consultation obligations, could result in legal challenges against the Crown or the Company, including judicial review or injunction proceedings, or could potentially result in direct action against the Company by a community or its citizens. If this occurs, it could disrupt or delay the Company's operations and activities, including current and future projects, and have a material adverse effect on the Company.

Risk from Transfer of Assets Located on Reserves

The transfer orders by which the Company acquired certain of Ontario Hydro's businesses as of April 1, 1999 did not transfer title to assets located on Reserves. The transfer of title to these assets did not occur because authorizations originally granted by the federal government for the construction and operation of these assets on Reserves could not be transferred without required consent. In several cases, the authorizations had either expired or had never been issued.

Currently, OEFC holds legal title to these assets and it is expected that the Company will manage them until it has obtained permits to complete the title transfer. To occupy Reserves, the Company must have valid permits. For each permit, the Company must negotiate an agreement (in the form of a memorandum of understanding) with the First Nation, OEFC and any members of the First Nation who have occupancy rights. The agreement includes provisions whereby the First Nation consents to the issuance of a permit. For transmission assets, the Company must negotiate terms of payment. It is difficult to predict the aggregate amount that the Company may have to pay to obtain the required agreements from First Nations. If the Company cannot reach satisfactory agreements with the relevant First Nation to obtain federal permits, it may have to relocate these assets to other locations and restore the lands at a cost that could be substantial. In a limited number of cases, it may be necessary to abandon a line and replace it with diesel generation facilities. In either case, the costs relating to these assets could have a material adverse effect on the Company if the costs are not recoverable in future rate orders.

Executive Recruitment and Retention Risk

Involvement by the Province relating to executive compensation, and Hydro One executive compensation constraints flowing from the *Hydro One Accountability Act, 2018*, may inhibit the Company's ability to attract and retain qualified executive talent. The Company's strategy is tied to its ability to continue to attract and retain qualified executives. The failure to attract and retain qualified executives could have a material adverse effect on the Company.

Hydro One Limited | Annual Report 2019 51

Management's Discussion and Analysis

Compliance with Laws and Regulations
Hydro One must comply with numerous laws and regulations affecting its business, including requirements relating to transmission and distribution companies, environmental laws, employment laws and health and safety laws. The failure of the Company to comply with these laws could have a material adverse effect on the Company's business. See also "– Environment Risk" and "– Health and Safety Risk".

For example, Hydro One's licensed transmission and distribution businesses are required to comply with the terms of their licences, with codes and rules issued by the OEB, and with other regulatory requirements. In Ontario, the Market Rules issued by the IESO require the Company to, among other things, comply with applicable reliability standards established by the North American Electric Reliability Corporation (NERC) and Northeast Power Coordinating Council, Inc. (NPCC). The costs associated with compliance with these reliability standards are expected to be recovered through rates, but there can be no assurance that the OEB will approve the recovery of all of such costs. Failure to obtain such approvals could have a material adverse effect on the Company.

There is the risk that new legislation, regulations, requirements or policies will be introduced in the future. These may reduce Hydro One's revenue, or may require Hydro One to incur additional costs, which may or may not be recovered in future transmission and distribution rates.

Risk of Natural and Other Unexpected Occurrences
The Company's facilities are exposed to the effects of severe weather conditions, natural disasters, man-made events including, but not limited to, cyber and physical terrorist type attacks, events which originate from third-party connected systems, and any other potentially catastrophic events. The Company's facilities may not withstand occurrences of these types in all circumstances.

The Company could also be subject to claims for damages from events which may be proximately connected with the Company's assets (for example, forest fires), claims for damages caused by its failure to transmit or distribute electricity or costs related to ensuring its continued ability to transmit or distribute electricity.

The Company does not have insurance for damage to its transmission and distribution wires, poles and towers located outside its transmission and distribution stations resulting from these or other events. Where insurance is available for the Company's other assets and for damage claims, such insurance coverage may have deductibles, limits and/or exclusions that may still expose the Company to material losses. Losses from lost revenues and repair costs could be substantial, especially for many of the Company's facilities that are located in remote areas.

In the event that the Company is unable to recover such costs, this could have a material adverse effect on the Company.

Environment Risk
The Company is subject to extensive Canadian federal, provincial and municipal environmental regulation. Failure to comply could subject the Company to fines or other penalties. In addition, the presence or release of hazardous or other harmful substances could lead to claims by third parties or governmental orders requiring the Company to take specific actions such as investigating, controlling and remediating the effects of these substances. Although Hydro One is not a large emitter of greenhouse gases, the Company monitors its emissions to track and report on all sources, including sulphur hexafluoride or "SF_6". The Company could be subject to costs and other risks related to emissions. Contamination of the Company's properties could limit its ability to sell or lease these assets in the future.

In addition, actual future environmental expenditures may vary materially from the estimates used in the calculation of the environmental liabilities provided for in the Company's financial statements. The Company does not have insurance coverage for these environmental expenditures.

There is also risk associated with obtaining governmental approvals, permits, or renewals of existing approvals and permits related to constructing or operating facilities. This may require environmental assessment or result in the imposition of conditions, or both, which could result in delays and cost increases. Failure to obtain necessary approvals or permits could result in an inability to complete projects which may have a material adverse effect on the Company.

The Company's facilities are exposed to the effects of severe weather conditions and natural disasters. The Company recognizes the risks associated with potential climate change and has developed plans to respond as appropriate. Climate change may have the effect of shifting weather patterns and increasing the severity and frequency of extreme weather events and natural disasters, which could impact Hydro One's business. The Company's facilities may not withstand occurrences of these types in all circumstances. Notwithstanding Hydro One's efforts to adapt and increase grid resilience, the Company's facilities are exposed to risks which may have an adverse effect on grid resilience. The Company could also be subject to claims for damages from events which may be proximately connected with the Company's assets (for example, forest fires), claims for damages caused by its failure to transmit or distribute electricity or costs related to ensuring its continued ability to transmit or distribute electricity. The Company does not have insurance for damage to its transmission and distribution wires, poles and towers located outside its transmission and distribution stations resulting from these or other events. Where insurance is available for the Company's other assets and for damage claims, such insurance coverage may have deductibles, limits and/or exclusions that may still expose the Company to material losses. Losses from lost revenues and repair costs could be substantial, especially for many of the Company's facilities that are located in remote areas.

In the event that the Company is unable to recover such costs, this could have a material adverse effect on the Company.

52 Hydro One Limited | Annual Report 2019

Management's Discussion and Analysis

Risk Associated with Information Technology (IT), Operational Technology (OT) Infrastructure and Data Security
The Company's ability to operate effectively in the Ontario electricity market is, in part, dependent upon it developing, modernizing, maintaining and managing complex IT and OT systems which are employed to operate and monitor its transmission and distribution facilities, financial and billing systems and other business systems. The Company's increasing reliance on information systems and expanding data networks, as well as growing volume and complexity of data, increases its vulnerability, and exposure to information security threats. The Company's transmission business is required to comply with various rules and standards for transmission reliability, including mandatory standards established by the NERC and the NPCC. These include standards relating to cyber-security and OT, which only apply to certain of the Company's assets (generally being those whose failure could impact the functioning of the bulk electricity system). The Company may maintain different or lower levels of security for its assets that are not subject to these mandatory standards. The Company must also comply with various cyber-security and privacy-related regulatory requirements under the OEB's Ontario Cyber Security Framework and legislative and licence requirements relating to the collection, use and disclosure of personal information and information regarding consumers, wholesalers, generators and retailers.

Cyber-attacks or unauthorized access to corporate IT and OT systems could result in service disruptions and system failures, which could have a material adverse effect on the Company, including as a result of a failure to provide electricity to customers. Because it operates critical infrastructure, Hydro One may be at greater risk of cyber-attacks from third parties (including state run or controlled parties) that could impair or incapacitate its assets. In addition, in the course of its operations, the Company collects, uses, processes and stores information which could be exposed in the event of a cyber-security incident or other unauthorized access or disclosure, such as information about customers, suppliers, counterparties, employees and other third parties.

Security and system disaster recovery controls are in place; however, there can be no assurance that there will not be system failures or security breaches or that such threats would be detected or mitigated on a timely basis. Upon occurrence and detection, the focus would shift from prevention to isolation, remediation and recovery until the incident has been fully addressed. Any such system failures or security breaches could have a material adverse effect on the Company.

Labour Relations Risk
The substantial majority of the Company's employees are represented by either the PWU or the Society. Over the past several years, significant effort has been expended to increase Hydro One's flexibility to conduct operations in a more cost-efficient manner. Although the Company has achieved improved flexibility in its collective agreements, the Company may not be able to achieve further improvements. The Company reached an agreement with the Society for a collective agreement, covering the period from April 1, 2019 to March 31, 2021. The Company also reached a collective agreement with the PWU, covering the period from April 1, 2018 to March 31, 2020, and a collective agreement with the CUSW, covering the period from May 1, 2017 to April 30, 2022. Additionally, EPSCA and a number of building trade unions have agreements, to which Hydro One is bound, covering the period from May 1, 2015 to April 30, 2020, some of which have been renewed to cover the period from May 1, 2020 to April 30, 2025 (see "Hydro One Work Force – Collective Agreements" for details). Agreements were also reached with the Society and the PWU to facilitate the insourcing of CSO services effective March 1, 2018. Future negotiations with unions present the risk of a labour disruption or dispute, risk to the Company's ability to sustain the continued supply of energy to customers, as well as potential risks to public safety. The Company also faces financial risks related to its ability to negotiate collective agreements consistent with its rate orders. Any of these could have a material adverse effect on the Company. Collective agreements requiring renewal in 2020 include the PWU and PWU CSO agreements, as well as the agreements between EPSCA and the building trades (see "Hydro One Work Force – Collective Agreements" for details). Failure to renew these agreements on terms acceptable to Hydro One could have a material adverse effect on its business and results of operations and expose Hydro One to the risks notes above.

Work Force Demographic Risk
By the end of 2019, approximately 15% of the Company's employees who are members of the Company's defined benefit and defined contribution pension plans were eligible for retirement, and by the end of 2020, approximately 17% could be eligible. These percentages are not evenly spread across the Company's work force, but tend to be most significant in the most senior levels of the Company's staff and among management staff. During 2019, approximately 3% of the Company's work force (down from 4% in 2018) elected to retire. Accordingly, the Company's continued success will be tied to its ability to continue to attract and retain sufficient qualified staff to replace the capability lost through retirements and meet the demands of the Company's work programs.

In addition, the Company expects the skilled labour market for its industry will remain highly competitive. Many of the Company's current and potential employees being sought after possess skills and experience that are also highly coveted by other organizations inside and outside the electricity sector. The failure to attract, retain and deploy qualified personnel for Hydro One's business could have a material adverse effect on the Company.

Risk Associated with Arranging Debt Financing
The Company expects to borrow to repay its existing indebtedness and to fund a portion of capital expenditures. Hydro One has substantial debt principal repayments, including $653 million in 2020, $803 million in 2021, and $604 million in 2022. In addition, from time to time, the Company may draw on its syndicated bank lines and/or issue short-term debt under Hydro One Inc.'s $2,300 million commercial paper program which would mature within one year of issuance. The Company also plans to incur continued material capital expenditures for each of 2020 and 2021. Cash generated from operations, after the payment of expected dividends, will not be sufficient to fund the repayment of the Company's existing indebtedness and capital expenditures. The Company's ability to arrange sufficient and cost-effective debt financing could be materially adversely affected by numerous factors, including the regulatory environment in Ontario, the Company's results of operations and financial

Hydro One Limited | Annual Report 2019 53

Management's Discussion and Analysis

position, market conditions, the ratings assigned to its debt securities by credit rating agencies, an inability of the Company to comply with its debt covenants, and general economic conditions. A downgrade in the Company's credit ratings could restrict the Company's ability to access debt capital markets and increase the Company's cost of debt. Any failure or inability on the Company's part to borrow the required amounts of debt on satisfactory terms could impair its ability to repay maturing debt, fund capital expenditures and meet other obligations and requirements and, as a result, could have a material adverse effect on the Company.

Market, Financial Instrument and Credit Risk
Market risk refers primarily to the risk of loss that results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates as its regulated ROE is derived using a formulaic approach that takes into account anticipated interest rates. The Company issues debt from time to time to refinance maturing debt and for general corporate purposes. The Company is therefore exposed to fluctuations in interest rates in relation to such issuances of debt. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.

The OEB-approved adjustment formula for calculating ROE in a deemed regulatory capital structure of 60% debt and 40% equity provides for increases and decreases depending on changes in benchmark interest rates for Government of Canada debt and the A-rated utility corporate bond yield spread. For the transmission and distribution businesses in 2021, after transmission rates are set as part of a Custom Incentive Rate application, the OEB does not expect to address annual rate applications for updates to allowed ROE, so fluctuations will have no impact to net income. The Company has interest rate exposure on issuances of short- and long-term debt maturing in 2020 and beyond. The Company periodically uses interest rate swap agreements to mitigate elements of interest rate risk.

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. Derivative financial instruments result in exposure to credit risk, since there is a risk of counterparty default. Hydro One monitors and minimizes credit risk through various techniques, including dealing with highly rated counterparties, limiting total exposure levels with individual counterparties, entering into agreements which enable net settlement, and by monitoring the financial condition of counterparties. The Company does not trade in any energy derivatives. The Company is required to procure electricity on behalf of competitive retailers and certain local distribution companies for resale to their customers. The resulting concentrations of credit risk are mitigated through the use of various security arrangements, including letters of credit, which are incorporated into the Company's service agreements with these retailers in accordance with the OEB's Retail Settlement Code.

The failure to properly manage these risks could have a material adverse effect on the Company.

Risks Relating to Asset Condition, Capital Projects and Innovation
The Company continually incurs sustainment and development capital expenditures and monitors the condition of its assets to manage the risk of equipment failures and to determine the need for and timing of major refurbishments and replacements of its transmission and distribution infrastructure.

While traditionally a mature and stable industry, the electricity industry is facing significant technological change and increasing innovation, the consequences of which could have a material adverse effect on the Company.

Execution of the Company's capital expenditure programs is partially dependent on external factors, such as environmental approvals, municipal permits, equipment outage schedules that accommodate the IESO, generators and transmission-connected customers, and supply chain availability for equipment suppliers and consulting services. There may also be a need for, among other things, *Environmental Assessment Act* (Ontario) approvals, approvals which require public meetings, appropriate engagement with Indigenous communities, OEB approvals of expropriation or early access to property, and other activities. Obtaining approvals and carrying out these processes may also be impacted by opposition to the proposed site of the capital investments. Delays in obtaining required approvals or failure to complete capital projects on a timely basis could materially adversely affect transmission reliability or customers' service quality or increase maintenance costs which could have a material adverse effect on the Company. Failure to receive approvals for projects when spending has already occurred would result in the inability of the Company to recover the investment in the project as well as forfeit the anticipated return on investment. The assets involved may be considered impaired and result in the write off of the value of the asset, negatively impacting net income. External factors are considered in the Company's planning process. If the Company is unable to carry out capital expenditure plans in a timely manner, equipment performance may degrade, which may reduce network capacity, result in customer interruptions, compromise the reliability of the Company's networks or increase the costs of operating and maintaining these assets. Any of these consequences could have a material adverse effect on the Company.

Increased competition for the development of large transmission projects and legislative changes relating to the selection of transmitters could impact the Company's ability to expand its existing transmission system, which may have an adverse effect on the Company. To the extent that other parties are selected to construct, own and operate new transmission assets, the Company's share of Ontario's transmission network would be reduced.

Health and Safety Risk
Hydro One's work environment can be inherently dangerous and there is a risk to health and safety of both the public and our employees, as well as possible resultant operational and/or financial impacts. The Company is subject to federal and provincial legislation and regulations relating to health and safety. Findings of a failure to comply with these requirements could result in penalties and reputational risk, which could negatively impact the Company. Failure to comply could subject the Company to fines or other penalties. Any regulatory decision to disallow or limit the recovery of such costs could have a material adverse effect on the Company.

54 Hydro One Limited | Annual Report 2019

Management's Discussion and Analysis

Pension Plan Risk
Hydro One has the Hydro One Defined Benefit Pension Plan in place for the majority of its employees. Contributions to the pension plan are established by actuarial valuations which are required to be filed with the Financial Services Regulatory Authority of Ontario on a triennial basis. The most recently filed valuation was prepared as at December 31, 2018, and was filed in September 2019, covering a three-year period from 2019 to 2021. Hydro One's contributions to its pension plan satisfy, and are expected to continue to satisfy, minimum funding requirements. Contributions beyond 2021 will depend on the funded position of the plan, which is determined by investment returns, interest rates and changes in benefits and actuarial assumptions at that time. A determination by the OEB that some of the Company's pension expenditures are not recoverable through rates could have a material adverse effect on the Company, and this risk may be exacerbated if the amount of required pension contributions increases.

Hydro One currently reports and recovers its pension costs on a cash basis, and maintains the accrual method with respect to OPEBs. Transitioning from the cash basis to an accrual method for pension may have material negative rate impacts for customers or material negative impacts on the Company should recovery of costs be disallowed by the OEB.

See also "– Regulatory Risks and Risks Relating to Hydro One's Revenues – Risk of Recoverability of Total Compensation Costs" for risks relating to recovery of pension costs.

Risk Associated with Outsourcing Arrangements
Hydro One has entered into an outsourcing arrangement with a third party for the provision of back office and IT services. If the services are disrupted, it could have a material adverse effect on the Company. Additionally, if the outsourcing arrangement or statements of work thereunder are terminated for any reason or expire before a new supplier is selected and fully transitioned, the Company could be required to transfer to another service provider or insource, which could have a material adverse effect on the Company's business, operating results, financial condition or prospects.

Risk from Provincial Ownership of Transmission Corridors
The Province owns some of the corridor lands underlying the Company's transmission system. Although the Company has the statutory right to use these transmission corridors, the Company may be limited in its options to expand or operate its systems. Also, other uses of the transmission corridors by third parties in conjunction with the operation of the Company's systems may increase safety or environmental risks, which could have a material adverse effect on the Company.

Litigation Risks
In the normal course of the Company's operations, it becomes involved in, is named as a party to and is the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, relating to actual or alleged violations of law, common law damages claims, personal injuries, property damage, property taxes, land rights, the environment and contract disputes. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to the Company, which could have a material adverse effect on the Company. Even if the Company prevails in any such legal proceeding, the proceedings could be costly and time-consuming and would divert the attention of management and key personnel from the Company's business operations, which could adversely affect the Company. See also "Other Developments – Litigation".

Transmission Assets on Third-Party Lands Risk
Some of the lands on which the Company's transmission assets are located are owned by third parties, including the Province and federal Crown, and are or may become subject to land claims by First Nations. The Company requires valid occupation rights to occupy such lands (which may take the form of land use permits, easements or otherwise). If the Company does not have valid occupational rights on third-party owned or controlled lands or has occupational rights that are subject to expiry, it may incur material costs to obtain or renew such occupational rights, or if such occupational rights cannot be renewed or obtained it may incur material costs to remove and relocate its assets and restore the subject land. If the Company does not have valid occupational rights and must incur costs as a result, this could have a material adverse effect on the Company or otherwise materially adversely impact the Company's operations.

Reputational, Public Opinion and Political Risk
Reputation risk is the risk of a negative impact to Hydro One's business, operations or financial condition that could result from a deterioration of Hydro One's reputation. Hydro One's reputation could be negatively impacted by changes in public opinion, attitudes towards the Company's privatization, failure to deliver on its customer promises and other external forces. Adverse reputational events or political actions could have negative impacts on Hydro One's business and prospects including, but not limited to, delays or denials of requisite approvals, such as denial of requested rates, and accommodations for Hydro One's planned projects, escalated costs, legal or regulatory action, and damage to stakeholder relationships.

Risks Associated with Acquisitions
Acquisitions include inherent risks that some or all of the expected benefits may fail to materialize, or may not occur within the time periods anticipated, and Hydro One may incur material unexpected costs. Realization of the anticipated benefits would depend, in part, on the Company's ability to successfully integrate the acquired business, including the requirement to devote management attention and resources to integrating business practices and support functions. The failure to realize the anticipated benefits, the diversion of management's attention, or any delays or difficulties encountered in connection with the integration could have an adverse effect on the Company's business, results of operations, financial condition or cash flows.

Risks Relating to the Company's Relationship with the Province

Ownership and Continued Influence by the Province and Voting Power; Share Ownership Restrictions
The Province currently owns approximately 47.3% of the outstanding common shares of Hydro One. The *Electricity Act* restricts the Province from selling voting securities of Hydro One (including common shares) of any class or series if it would own less than 40% of the outstanding number

Hydro One Limited | Annual Report 2019 55

Management’s Discussion and Analysis of voting securities of that class or series after the sale and in certain More Extensive Regulation circumstances also requires the Province to take steps to maintain that level Although under the Governance Agreement, the Province has agreed to of ownership. Accordingly, the Province is expected to continue to maintain engage in the business and affairs of Hydro One as an investor and not as a significant ownership interest in voting securities of Hydro One for an a manager and has stated that its intention is to achieve its policy objectives indefinite period. through legislation and regulation as it would with respect to any other utility operating in Ontario, there is a risk that the Province will exercise its As a result of its significant ownership of the common shares of Hydro legislative and regulatory power to achieve policy objectives in a manner One, the Province has, and is expected indefinitely to have, the ability that has a material adverse effect on the Company. See “Risks Relating to to determine or significantly influence the outcome of shareholder votes, Government Action” above. subject to the restrictions in the Governance Agreement. Despite the terms of the Governance Agreement in which the Province has agreed to engage Prohibitions on Selling the Company’s Transmission in the business and affairs of the Company as an investor and not as a or Distribution Business manager, there is a risk that the Province’s engagement in the business The Electricity Act prohibits the Company from selling all or substantially and affairs of the Company as an investor will be informed by its policy all of the business, property or assets related to its transmission system objectives and may influence the conduct of the business and affairs of or distribution system that is regulated by the OEB. There is a risk that the Company in ways that may not be aligned with the interests of other these prohibitions may limit the ability of the Company to engage in sale investors. Notwithstanding the Governance Agreement, and in light of transactions involving a substantial portion of either system, even where such actions historically taken by the Province, there can be no assurance that the a transaction may otherwise be considered to provide substantial benefits to Province will not take other actions in the future that could be detrimental to the Company and the holders of the common shares. the interests of investors in Hydro One. See “Risks Relating to Government Action” above. Future Sales of Common Shares by the Province Although the Province has indicated that it does not intend to sell further The share ownership restrictions in the Electricity Act (Share Ownership common shares of Hydro One, the registration rights agreement between Restrictions) and the Province’s significant ownership of common shares of Hydro One and the Province dated November 5, 2015 (available on Hydro One together effectively prohibit one or more persons acting together SEDAR at www.sedar.com) grants the Province the right to request that from acquiring control of Hydro One. They also may limit or discourage Hydro One file one or more prospectuses and take other procedural steps transactions involving other fundamental changes to Hydro One and to facilitate secondary offerings by the Province of the common shares of the ability of other shareholders to successfully contest the election of the Hydro One. Future sales of common shares of Hydro One by the Province, directors proposed for election pursuant to the Governance Agreement. or the perception that such sales could occur, may materially adversely The Share Ownership Restrictions may also discourage trading in, and affect market prices for these common shares and impede Hydro One’s may limit the market for, the common shares and other voting securities. ability to raise capital through the issuance of additional common shares, including the number of common shares that Hydro One may be able to Nomination of Directors and Confirmation of CEO and Chair sell at a particular time or the total proceeds that may be realized. Although director nominees (other than the CEO) are required to be independent of both the Company and the Province pursuant to the Limitations on Enforcing the Governance Agreement Governance Agreement, there is a risk that the Province will nominate or The Governance Agreement includes commitments by the Province restricting confirm individuals who satisfy the independence requirements but who it the exercise of its rights as a holder of voting securities, including with considers are disposed to support and advance its policy objectives and respect to the maximum number of directors that the Province may nominate give disproportionate weight to the Province’s interests in exercising their and on how the Province will vote with respect to other director nominees. business judgment and balancing the interests of the stakeholders of Hydro Hydro One’s ability to obtain an effective remedy against the Province, if the One. This, combined with the fact certain matters require a two-thirds vote Province were not to comply with these commitments, is limited as a result of of the Board, could allow the Province to unduly influence certain Board the Proceedings Against the Crown Act (Ontario). This legislation provides actions such as confirmation of the Chair and confirmation of the CEO. that the remedies of injunction and specific performance are not available against the Province, although a court may make an order declaratory of the Board Removal Rights rights of the parties, which may influence the Province’s actions. A remedy of Under the Governance Agreement, the Province has the right to withhold damages would be available to Hydro One, but damages may not be an from voting in favour of all director nominees and has the right to seek to effective remedy, depending on the nature of the Province’s non-compliance remove and replace the entire Board, including in each case its own director with the Governance Agreement. nominees but excluding the CEO and, at the Province’s discretion, the Chair. In exercising these rights in any particular circumstance, the Province is entitled to vote in its sole interest, which may not be aligned with the interests of other stakeholders of Hydro One. 56 Hydro One Limited | Annual Report 2019

Management’s Discussion and Analysis Critical Accounting Estimates and Judgments in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of The preparation of Hydro One Consolidated Financial Statements requires completing required work and makes assumptions as to when the future the Company to make key estimates and critical judgments that affect the expenditures will actually be incurred, in order to generate future cash flow reported amounts of assets, liabilities, revenues and costs, and related information. All factors used in estimating the Company’s environmental disclosures of contingencies. Hydro One bases its estimates and judgments liabilities represent management’s best estimates of the present value of costs on historical experience, current conditions and various other assumptions required to meet existing legislation or regulations. However, it is reasonably that are believed to be reasonable under the circumstances, the results of possible that numbers or volumes of contaminated assets, cost estimates which form the basis for making judgments about the carrying values of to perform work, inflation assumptions and the assumed pattern of annual assets and liabilities, as well as identifying and assessing the Company’s cash flows may differ significantly from the Company’s current assumptions. accounting treatment with respect to commitments and contingencies. Actual Environmental liabilities are reviewed annually or more frequently if results may differ from these estimates and judgments. Hydro One has significant changes in regulations or other relevant factors occur. Estimate identified the following critical accounting estimates used in the preparation changes are accounted for prospectively. of its Consolidated Financial Statements: Revenues Employee Future Benefits Hydro One’s employee future benefits consist of pension and post-retirement Distribution revenues attributable to the delivery of electricity are based on and post-employment plans, and include pension, group life insurance, OEB-approved distribution rates and are recognized on an accrual basis health care, and long-term disability benefits provided to the Company’s and include billed and unbilled revenues. Billed revenues are based on current and retired employees. Employee future benefits costs are included electricity delivered as measured from customer meters. At the end of each in Hydro One’s labour costs that are either charged to results of operations month, electricity delivered to customers since the date of the last billed or capitalized as part of the cost of property, plant and equipment and meter reading is estimated, and the corresponding unbilled revenue is intangible assets. Changes in assumptions affect the benefit obligation recorded. The unbilled revenue estimate is affected by energy consumption, of the employee future benefits and the amounts that will be charged to weather, and changes in the composition of customer classes. results of operations or capitalized in future years. The following significant assumptions and estimates are used to determine employee future benefit Regulatory Assets and Liabilities costs and obligations: Hydro One’s regulatory assets represent certain amounts receivable from future electricity customers and costs that have been deferred for Weighted Average Discount Rate accounting purposes because it is probable that they will be recovered The weighted average discount rate used to calculate the employee future in future rates. The regulatory assets mainly include amounts related to benefits obligation is determined at each year end by referring to the most the deferred income taxes, pension benefit liability, post-retirement and recently available market interest rates based on “AA”-rated corporate bond post-employment benefits, post-retirement and post-employment non- yields reflecting the duration of the applicable employee future benefit plan. service costs, share-based compensation costs, foregone revenue, and The discount rate at December 31, 2019 decreased to 3.10% (from 3.90% environmental liabilities. The Company’s regulatory liabilities represent at December 31, 2018) for pension benefits and decreased to 3.10% (from certain amounts that are refundable to future electricity customers. They 4.00% at December 31, 2018) for the post-retirement and post-employment pertain primarily to deferral and variance accounts. The regulatory assets plans. The decrease in the discount rate has resulted in a corresponding and liabilities can be recognized for rate-setting and financial reporting increase in employee future benefits liabilities for the pension, post-retirement purposes only if the amounts have been approved for inclusion in the and post-employment plans for accounting purposes. The liabilities are electricity rates by the OEB, or if such approval is judged to be probable determined by independent actuaries using the projected benefit method by management. If, at some future date, management judges that it is prorated on service and based on assumptions that reflect management’s no longer probable that the OEB will allow the inclusion of a regulatory best estimates. asset or liability in future electricity rates, the appropriate carrying amount would be reflected in results of operations prospectively from the date the Company’s assessment is made, unless the change meets the requirements Expected Rate of Return on Plan Assets for a subsequent event adjustment. The expected rate of return on pension plan assets of 5.75% is based on expectations of long-term rates of return at the beginning of the year and reflects the current pension plan asset mix. A new investment policy was Environmental Liabilities adopted by Hydro One effective May 14, 2018 and is being implemented Hydro One records a liability for the estimated future expenditures over several years. Hydro One’s current expectation is that the new associated with the removal and destruction of polychlorinated biphenyl investment policy will not be fully implemented until 2021–2022. As such, (PCB)-contaminated insulating oils and related electrical equipment, and with the implementation timing noted above, the actual asset mix as at for the assessment and remediation of chemically contaminated lands. There November 1, 2019 is appropriate for the December 31, 2019 disclosures are uncertainties in estimating future environmental costs due to potential and the 2020 registered pension plan costs. external events such as changes in legislation or regulations and advances Hydro One Limited | Annual Report 2019 57

Management's Discussion and Analysis

Rates of return on the respective portfolios are determined with reference to respective published market indices. The expected rate of return on pension plan assets reflects the Company's long-term expectations. The Company believes that this assumption is reasonable because, with the pension plan's balanced investment approach, the higher volatility of equity investment returns is intended to be offset by the greater stability of fixed-income and short-term investment returns. The net result, on a long-term basis, is a lower return than might be expected by investing in equities alone. In the short term, the pension plan can experience fluctuations in actual rates of return.

Rate of Cost of Living Increase

The rate of cost of living increase is determined by considering differences between long-term Government of Canada nominal bonds and real return bonds, which decreased from 1.40% per annum as at December 31, 2018 to approximately 1.30% per annum as at December 31, 2019. Given the Bank of Canada's commitment to keep long-term inflation between 1.00% and 3.00%, management believes that the current rate is reasonable to use as a long-term assumption and as such, has used a 2.0% per annum inflation rate for employee future benefits liability valuation purposes as at December 31, 2019.

Salary Increase Assumptions

Salary increases should reflect general wage increases plus an allowance for merit and promotional increases for current members of the plan, and should be consistent with the assumptions for consumer price inflation and real wage growth in the economy. The merit and promotion scale was developed based on the salary increase assumption review performed in 2017. The review considers actual salary experience from 2002 to 2016 using valuation data for all active members as at December 31, 2016, based on age and service and Hydro One's expectation of future salary increases. Additionally, the salary scale reflects negotiated salary increases over the contract period.

Mortality Assumptions

The Company's employee future benefits liability is also impacted by changes in life expectancies used in mortality assumptions. Increases in life expectancies of plan members result in increases in the employee future benefits liability. The mortality assumption used at December 31, 2019 is 95% of 2014 Canadian Pensioners Mortality Private Sector table projected generationally using improvement Scale B.

Rate of Increase in Health Care Cost Trends

The costs of post-retirement and post-employment benefits are determined at the beginning of the year and are based on assumptions for expected claims experience and future health care cost inflation. For the post-retirement benefit plans, a trend study of historical Hydro One experience was conducted in 2017, which resulted in a change in the prescription drug, dental and hospital trends used for 2018 and 2019 year-end reporting purposes. A 1% increase in the health care cost trends would result in a $21 million increase in 2019 interest cost plus service cost, and a $280 million increase in the benefit liability at December 31, 2019.

Valuation of Deferred Tax Assets

Hydro One assesses the likelihood of realizing deferred tax assets by reviewing all readily available current and historical information, including a forecast of future taxable income. To the extent management considers it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is recognized.

Asset Impairment

Within Hydro One's regulated businesses, the carrying costs of most of the long-lived assets are included in the rate base where they earn an OEB-approved rate of return. Asset carrying values and the related return are recovered through OEB-approved rates. As a result, such assets are only tested for impairment in the event that the OEB disallows recovery, in whole or in part, or if such a disallowance is judged to be probable. The Company regularly monitors the assets of its unregulated Hydro One Telecom subsidiary for indications of impairment. As at December 31, 2019, no asset impairment had been recorded for assets within Hydro One's regulated or unregulated businesses.

Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. Hydro One has concluded that goodwill was not impaired at December 31, 2019. Goodwill represents the cost of acquired distribution and transmission companies that is in excess of the fair value of the net identifiable assets acquired at the acquisition date.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure controls and procedures are the processes designed to ensure that information is recorded, processed, summarized and reported on a timely basis to the Company's management, including its CEO and CFO, as appropriate, to make timely decisions regarding required disclosure in the MD&A and financial statements. At the direction of the Company's CEO and CFO, management evaluated disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, management concluded that the Company's disclosure controls and procedures were effective as at December 31, 2019.

Internal control over financial reporting is designed by, or under the direction of the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. The Company's internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

58 Hydro One Limited | Annual Report 2019

Management’s Discussion and Analysis The Company’s management, at the direction of the CEO and CFO, affected by change and subject to the risk that internal control effectiveness evaluated the effectiveness of the design and operation of internal control may change over time. over financial reporting based on the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of There were no changes in the design of the Company’s internal control over Sponsoring Organizations of the Treadway Commission (COSO). Based financial reporting during the three months ended December 31, 2019 that on that evaluation, management concluded that the Company’s internal have materially affected, or are reasonably likely to materially affect, the control over financial reporting was effective as at December 31, 2019. operation of the Company’s internal control over financial reporting. Internal control, no matter how well designed and operated, can Management will continue to monitor its systems of internal control over provide only reasonable assurance of achieving the desired control reporting and disclosure and may make modifications from time to time objectives and due to its inherent limitations, may not prevent or detect as considered necessary. all misrepresentations. Furthermore, the effectiveness of internal control is New Accounting Pronouncements The following tables present Accounting Standards Codification (ASC) and Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One: Recently Adopted Accounting Guidance Guidance Date issued Description Effective date Impact on Hydro One ASC 842 February 2016 Lessees are required to recognize the rights and January 1, 2019 Hydro One adopted ASC 842 on – January 2019 obligations resulting from operating leases as assets January 1, 2019 using the modified (right to use the underlying asset for the term of the retrospective transition approach using lease) and liabilities (obligation to make future lease the effective date of January 1, 2019 payments) on the balance sheet. as its date of initial application. See Note 2 to the Consolidated Financial Statements for impact of adoption. The Company has included the disclosure requirements of ASC 842 in Note 23 to the Consolidated Financial Statements. ASU August 2017 Amendments will better align an entity’s risk January 1, 2019 No impact upon adoption 2017-12 management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and presentation of hedge results. ASU June 2018 Expansion in the scope of ASC 718 to include share- January 1, 2019 No impact upon adoption 2018-07 based payment transactions for acquiring goods and services from non-employees. Previously, ASC 718 was only applicable to share-based payment transactions for acquiring goods and services from employees. ASU August 2018 The amendment aligns the requirements for capitalizing January 1, 2019 Hydro One early-adopted this ASU 2018-15 implementation costs incurred in a hosting arrangement with a transition date of January 1, that is a service contract with the requirements for 2019. The ASU was applied capitalizing implementation costs incurred to develop prospectively and there was no or obtain internal-use software. The accounting for the material impact upon adoption. service element of a hosting arrangement is not affected by the amendment. ASU June 2016 – The amendments provide users with more decision- January 1, 2019 Hydro One early-adopted these ASUs 2016-13 November 2019 useful information about the expected credit losses on with a transition date of January 1, 2018-19 financial instruments and other commitments to extend 2019 using the modified retrospective 2019-04 credit held by a reporting entity at each reporting date. transition approach. See Note 2 to the 2019-05 Consolidated Financial Statements for 2019-11 impact of adoption. Hydro One Limited | Annual Report 2019 59

Management’s Discussion and Analysis Recently Issued Accounting Guidance Not Yet Adopted Guidance Date issued Description Effective date Anticipated Impact on Hydro One ASU January 2017 The amendment removes the second step of the current January 1, 2020 No impact upon adoption 2017-04 two-step goodwill impairment test to simplify the process of testing goodwill. ASU August 2018 Disclosure requirements on fair value measurements in January 1, 2020 No impact upon adoption 2018-13 ASC 820 are modified to improve the effectiveness of disclosures in financial statement notes. ASU August 2018 Disclosure requirements related to single-employer January 1, 2021 Under assessment 2018-14 defined benefit pension or other post-retirement benefit plans are added, removed or clarified to improve the effectiveness of disclosures in financial statement notes. ASU March 2019 This amendment carries forward the exemption January 1, 2020 No impact upon adoption 2019-01 previously provided under ASC 840 relating to the determination of the fair value of underlying assets by lessors that are not manufacturers or dealers. It also provides for clarification on cash-flow presentation of sales-type and financing leases and clarifies that transition disclosures under Topic 250 are not applicable in the adoption of ASC 842. ASU December 2019 The amendments simplify the accounting for income January 1, 2021 Under assessment 2019-12 taxes by removing certain exceptions to the general principles and improving consistent application of Topic 740 by clarifying and amending existing guidance. ASU January 2020 The amendments clarify the interaction of the accounting January 1, 2021 Under assessment 2020-01 for equity securities under Topic 321, investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. 60 Hydro One Limited | Annual Report 2019

Management's Discussion and Analysis

Summary of Fourth Quarter Results of Operations

Three months ended December 31 (millions of dollars, except EPS)		2019		2018	Change
Revenues					
Distribution		1,298		1,138	14.1%
Transmission		407		342	19.0%
Other		10		11	(9.1%)
		1,715		1,491	15.0%
Costs					
Purchased power		914		741	23.3%
OM&A					
Distribution		162		167	(3.0%)
Transmission		59		114	(48.2%)
Other		18		27	(33.3%)
		239		308	(22.4%)
Depreciation, amortization and asset removal costs		226		217	4.1%
		1,379		1,266	8.9%
Income before financing charges and income tax expense		336		225	49.3%
Financing charges		116		123	(5.7%)
Income before income tax expense		220		102	115.7%
Income tax expense		2		800	(99.8%)
Net income (loss)		218		(698)	131.2%
Net income (loss) to common shareholders of Hydro One		211		(705)	129.9%
Adjusted net income to common shareholders of Hydro One[1]		211		176	19.9%
Basic EPS	$	0.35	$	(1.18)	129.7%
Diluted EPS	$	0.35	$	(1.18)	129.7%
Basic Adjusted EPS[1]	$	0.35	$	0.30	16.7%
Diluted Adjusted EPS[1]	$	0.35	$	0.29	20.7%
Assets Placed In-Service					
Distribution		271		253	7.1%
Transmission		573		698	(17.9%)
Other		5		1	400.0%
		849		952	(10.8%)
Capital Investments					
Distribution		249		168	48.2%
Transmission		311		292	6.5%
Other		2		7	(71.4%)
		562		467	20.3%

1 See section "Non-GAAP Measures" for description and reconciliation of adjusted net income, and basic and diluted Adjusted EPS.

Net Income

Net income attributable to common shareholders for the quarter ended December 31, 2019 of $211 million is an increase of $916 million or 129.9% from the prior year. Significant influences on earnings included:

- higher revenues, net of purchased power, primarily resulting from the 2018 impact of the OEB decision in respect of the sharing of the deferred tax asset;
- lower OM&A costs primarily resulting from lower corporate support costs and higher insurance proceeds, as well as the timing of work performed with respect to stations and lines maintenance and vegetation management compared to the prior year; partially offset by higher IT expenditures; and
- lower income tax expense primarily attributable to the prior year charge to deferred tax expense related to the impairment of Hydro One's deferred income tax regulatory asset, as well as Accelerated CCA and deferred tax asset sharing mandated by the OEB, both of which will flow through to customers and are offset with lower revenues, with no impact on regulated ROE.

Hydro One Limited | Annual Report 2019 61

Management’s Discussion and Analysis EPS and Adjusted EPS The quarterly decrease of $5 million or 3.0% in distribution OM&A costs EPS was $0.35 in the fourth quarter of 2019, compared to a loss per share was primarily due to the following: of $1.18 in the fourth quarter of 2018. The increase in EPS was driven by lower corporate support costs; and higher earnings for the fourth quarter of 2019, as discussed above. Adjusted EPS was $0.35 in the fourth quarter of 2019, compared to $0.30 in the fourth lower operating costs resulting from the repatriation of the Call Centre; quarter of 2018 which was driven by higher net income for the fourth quarter partially offset by of 2019, but excluding the impacts of the Merger and the DTA Decision. higher spend related to IT projects. Revenues A further decrease of $9 million in other OM&A is driven primarily by lower The quarterly increase of $65 million or 19.0% in transmission revenues was support costs. primarily due to the following: Financing Charges the 2018 impact of the OEB decision in respect of the sharing of the The quarterly decrease of $7 million or 5.7% in financing charges was deferred tax asset; primarily due to lower Merger-related interest expense on the convertible increased OEB-approved transmission rates for 2019; debentures, partially offset by an increase in interest expense on long- higher average monthly Ontario 60-minute peak demand driven by term debt driven by higher weighted-average long-term debt balance favourable weather in the fourth quarter of 2019; and outstanding in 2019. revenue related to NRLP assets placed in-service in late August 2019; Income Taxes partially offset by Income tax expense for the fourth quarter of 2019 decreased by $798 million deferred tax regulatory adjustment related to Accelerated CCA. compared to 2018. This resulted in a realized ETR of approximately 0.9% in the fourth quarter of 2019, compared to approximately 784.3% in the fourth The quarterly decrease of $13 million or 3.3% in distribution revenues, quarter of the prior year. The lower tax expense was primarily attributable net of purchased power, was primarily due to the following: to the prior year charge to deferred tax expense related to the impairment deferred regulatory adjustment related to Earnings Sharing Mechanism; and of Hydro One’s deferred income tax regulatory asset. Taxes were further lowered by the Accelerated CCA, deferred tax asset sharing mandated by deferred tax asset sharing mandated by the OEB and deferred tax the OEB, and changes in income before taxes in 2019 compared to 2018. regulatory adjustment related to Accelerated CCA; partially offset by increased OEB-approved distribution rates for 2019; and Assets Placed In-Service higher energy consumption resulting from favourable weather in the The decrease in transmission assets placed in-service during the fourth fourth quarter of 2019. quarter was primarily due to the following: assets placed in-service in the fourth quarter of 2018 for station See section “Non-GAAP Measures” for description and reconciliation sustainment investments (Horning, Centralia, London, and St. Isidore of revenues, net of purchased power. transmission stations, as well as the Bruce Special Protection System end-of-life equipment replacement project); partially offset by OM&A Costs The quarterly decrease of $55 million or 48.2% in transmission OM&A assets placed in-service for major development project at Leamington costs was primarily due to the following: transmission station in 2019; and higher insurance proceeds received in the fourth quarter of 2019; higher volume of IT and work equipment purchases. lower spend on station and lines maintenance programs; The increase in distribution assets placed in-service during the fourth quarter lower volume of work on vegetation management coverage, as certain was primarily due to the following: work was done earlier in 2019 as a result of favourable weather conditions; higher volume of IT and work equipment purchases; and lower corporate support costs; higher volume of storm-related asset replacements in the fourth quarter lower project write-offs; and of 2019. lower property taxes due to a reassessment of municipal property taxes; partially offset by higher spend related to IT projects. 62 Hydro One Limited | Annual Report 2019

Management's Discussion and Analysis

Capital Investments

The increase in transmission capital investments during the fourth quarter was primarily due to the following:

- higher volume of IT and work equipment purchases;
- higher volume of transmission station refurbishments and replacements; and
- higher investments in multi-year development projects in the fourth quarter of 2019 (primarily East-West Tie Expansion), partially offset by the work related to the Lake Superior Link project and completion of the Clarington transmission station in 2018.

The increase in distribution capital investments during the fourth quarter was primarily due to the following:

- transfer of pension costs from the Pension Cost Differential regulatory account subsequent to the OEB's decision on the motion to review and vary its decision as it relates to the recovery of pension costs;
- higher investments in distribution system connections (Leamington and Enfield transmission stations) and increased investment in distribution modernization initiatives;
- higher volume of IT and work equipment purchases; and
- higher volume of storm-related asset replacements.

Hydro One Holdings Limited – Consolidating Summary Financial Information

Hydro One Limited fully and unconditionally guarantees the payment obligations of its wholly-owned subsidiary Hydro One Holdings Limited (HOHL) issuable under the short form base shelf prospectus dated November 23, 2018. Accordingly, the following consolidating summary financial information is provided in compliance with the requirements of section 13.4 of National Instrument 51-102 – *Continuous Disclosure Obligations* providing for an exemption for certain credit support issuers. The tables below contain consolidating summary financial information as at and for the years ended December 31, 2019 and December 31, 2018 for: (i) Hydro One Limited; (ii) HOHL; (iii) the subsidiaries of Hydro One Limited, other than HOHL, on a combined basis, (iv) consolidating adjustments, and (v) Hydro One Limited and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information is intended to provide investors with meaningful and comparable financial information about Hydro One Limited and its subsidiaries. This summary financial information should be read in conjunction with Hydro One Limited's most recently issued annual financial statements. This summary financial information has been prepared in accordance with US GAAP, as issued by the FASB.

Year ended December 31 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited	
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Revenue	17	12	—	—	6,775	6,243	(312)	(105)	6,480	6,150
Net Income (Loss) Attributable to Common Shareholders	(133)	(74)	(19)	22	1,188	47	(258)	(84)	778	(89)

At December 31 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited	
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Current Assets	84	159	—	22	2,440	2,054	(1,256)	(744)	1,268	1,491
Non-Current Assets	3,979	5,799	—	—	41,188	41,597	(19,374)	(23,230)	25,793	24,166
Current Liabilities	408	97	—	—	3,925	4,391	(1,246)	(1,460)	3,087	3,028
Non-Current Liabilities	—	1,516	—	3	25,201	22,373	(11,096)	(10,906)	14,105	12,986

Forward-Looking Statements and Information

The Company's oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company's business and the industry, regulatory and economic environments in which it operates, and include beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company's transmission and distribution rate applications, including resulting decisions, rates and expected impacts and timing; the Company's liquidity and capital resources and operational requirements; the Operating Credit Facilities; expectations regarding the Company's financing activities; the Company's maturing debt; ongoing and planned projects and initiatives, including expected results and completion dates; expected future capital investments, including expected timing and investment plans; contractual obligations and other commercial commitments; expected impacts relating to the deferred tax asset; Hydro One's appeal of the OEB's deferred tax asset decision; the OEB; the Exemptive Relief; the number of Hydro One common shares issuable in connection with outstanding awards under the share grant plans and the LTIP; collective agreements; labour relations risks; the pension plan, future pension contributions, valuations and expected impacts; dividends; the anticipated impacts of the Accelerated CCA on Hydro One, including timing of such impacts; the Company's expectations relating to its ETR; credit ratings and related risks; Hydro One's strategy; effect of interest rates; non-GAAP measures; critical accounting estimates, including environmental liabilities, regulatory assets and liabilities, and employee future benefits; risk management and risk factors; risks relating to other applications to the OEB; rate-setting models for transmission and distribution, including

Hydro One Limited | Annual Report 2019 63

Management's Discussion and Analysis

potential impacts on Hydro One; risk of recoverability of total compensation costs, including in relation to pension and OPEBs; occupational rights; risks relating to Indigenous claims; risks relating to natural and other unexpected occurrences; internal control over financial reporting and disclosure; recent accounting-related guidance; expectations relating to filing of a new MTN Program prospectus; the Universal Base Shelf Prospectus; the US Debt Shelf Prospectus; the Company's acquisitions and mergers, including Orillia Power and Peterborough Distribution; the Company's ability to attract and retain qualified executives; risks associated with acquisitions; environment risk, including climate change; risks associated with IT, OT infrastructure and data security; technological change and innovation in the electricity industry and potential impacts; health and safety risk and potential impacts; expectations related to work force demographics; the Province's ownership of Hydro One, and conflicts that may arise between the Province and Hydro One from time to time; government actions and the potential impacts on Hydro One and its business; future sales of shares of Hydro One; and reputational, public opinion and political risk. Words such as "expect", "anticipate", "intend", "attempt", "may", "plan", "will", "believe", "seek", "estimate", "goal", "aim", "target", and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario's electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company's distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company's business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

- regulatory risks and risks relating to Hydro One's revenues, including risks relating to rate orders and the rate-setting models for transmission and distribution, actual performance against forecasts and capital expenditures, the regulatory treatment of the deferred tax asset, the recoverability of total compensation costs or denials of applications;
- risks associated with the Province's share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province's exercise of further legislative and regulatory powers in the implementation of the *Hydro One Accountability Act*, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for Hydro One Inc. and its impact on the Company's funding and liquidity;
- risks relating to the location of the Company's assets on Reserve lands and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;
- the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;
- the risk of exposure of the Company's facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;
- the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications;
- risks associated with information system security and maintaining complex IT and OT system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate IT and OT systems;
- the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company's rate decisions;
- risks related to the Company's work force demographic and its potential inability to attract and retain qualified personnel;
- the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;
- risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;
- risks associated with economic uncertainty and financial market volatility;
- the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company's assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;
- risks associated with public opposition to or delays or denials of the requisite approvals and accommodations for the Company's planned projects;
- the risk that assumptions that form the basis of the Company's recorded environmental liabilities and related regulatory assets may change;
- the risk of failure to mitigate significant health and safety risks;
- the risk of not being able to recover the Company's pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

64 Hydro One Limited | Annual Report 2019

Management’s Discussion and Analysis the potential that Hydro One may incur significant expenses to replace Hydro One cautions the reader that the above list of factors is not functions currently outsourced if agreements are terminated or expire exhaustive. Some of these and other factors are discussed in more detail before a new service provider is selected; in the section “Risk Management and Risk Factors” in this MD&A. the impact of the ownership by the Province of lands underlying the In addition, Hydro One cautions the reader that information provided in this Company’s transmission system; MD&A regarding the Company’s outlook on certain matters, including potential the risk associated with legal proceedings that could be costly, time- future investments, is provided in order to give context to the nature of some consuming or divert the attention of management and key personnel of the Company’s future plans and may not be appropriate for other purposes. from the Company’s business operations; Additional information about Hydro One, including the Company’s Annual the impact if the Company does not have valid occupational rights on Information Form, is available on SEDAR at www.sedar.com, the US third-party owned or controlled lands and the risks associated with Securities and Exchange Commission’s EDGAR website at www.sec.gov/ occupational rights of the Company that may be subject to expiry; edgar.shtml, and the Company’s website at www.HydroOne.com/Investors. risks relating to adverse reputational events or political actions; the inability to prepare financial statements using US GAAP; and the risk related to the impact of the new accounting pronouncements. Hydro One Limited | Annual Report 2019 65

Management’s Report The Consolidated Financial Statements, Management’s Discussion and The Consolidated Financial Statements have been audited by KPMG LLP, Analysis (MD&A) and related financial information have been prepared independent external auditors appointed by the shareholders of the by the management of Hydro One Limited (Hydro One or the Company). Company. The external auditors’ responsibility is to express their opinion Management is responsible for the integrity, consistency and reliability on whether the Consolidated Financial Statements are fairly presented in of all such information presented. The Consolidated Financial Statements all material respects in accordance with United States Generally Accepted have been prepared in accordance with United States Generally Accepted Accounting Principles. The Independent Auditors’ Report outlines the scope Accounting Principles and applicable securities legislation. The MD&A of their examination and their opinion. has been prepared in accordance with National Instrument 51–102. The Hydro One Board of Directors, through its Audit Committee, is The preparation of the Consolidated Financial Statements and information responsible for ensuring that management fulfils its responsibilities for in the MD&A involves the use of estimates and assumptions based on financial reporting and internal control over reporting and disclosure. The management’s judgment, particularly when transactions affecting the current Audit Committee of Hydro One met periodically with management, the accounting period cannot be finalized with certainty until future periods. internal auditors and the external auditors to satisfy itself that each group Estimates and assumptions are based on historical experience, current had properly discharged its respective responsibility and to review the conditions and various other assumptions believed to be reasonable in the Consolidated Financial Statements before recommending approval by the circumstances, with critical analysis of the significant accounting policies Board of Directors. The external auditors had direct and full access to the followed by the Company as described in Note 2 to the Consolidated Audit Committee, with and without the presence of management, to discuss Financial Statements. The preparation of the Consolidated Financial their audit findings. Statements and the MD&A includes information regarding the estimated impact of future events and transactions. The MD&A also includes On behalf of Hydro One’s management: information regarding sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected. Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial Mark Poweska Christopher Lopez reporting as described in the annual MD&A. Management evaluated the President and Chief Executive Officer Chief Financial Officer effectiveness of the design and operation of disclosure controls and procedures and internal control over financial reporting based on the framework and criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective at a reasonable level of assurance as of December 31, 2019. As required, the results of that evaluation were reported to the Audit Committee of the Hydro One Board of Directors and the external auditors. 66 Hydro One Limited | Annual Report 2019

Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors of Hydro One Limited the critical audit matters below, providing separate opinions on the critical Opinion on the Consolidated Financial Statements audit matters or on the accounts or disclosures to which they relate. We have audited the accompanying consolidated balance sheets of Hydro One Limited (the Company) as of December 31, 2019 and 2018, the related Evaluation of Regulatory Assets and Liabilities and the Impact consolidated statements of operations and comprehensive income (loss), of Rate Regulation on the Financial Statements changes in equity, and cash flows for each of the years in the two-year As discussed in Notes 2 and 12 to the consolidated financial statements, the period ended December 31, 2019, and the related notes (collectively, the Company accounts for its regulated operations in accordance with Financial consolidated financial statements). In our opinion, the consolidated financial Accounting Standards Board Accounting Standard Codification Topic 980, statements present fairly, in all material respects, the financial position of Regulated Operations (ASC 980). Under ASC 980, the actions of the the Company as of December 31, 2019 and 2018, and the results of its Company’s regulator may result in the recognition of revenue and costs in operations and its cash flows for each of the years in the two-year period time periods that are different than non-rate-regulated enterprises. When ended December 31, 2019, in conformity with US generally accepted this occurs, the Company records incurred and accrued costs that it has accounting principles. assessed are probable of recovery in future electricity rates as regulatory assets. Obligations imposed or probable to be imposed by the regulator Basis for Opinion to refund previously collected revenue or to spend revenue collected from These consolidated financial statements are the responsibility of the Company’s customers on future costs are recorded as regulatory liabilities. Under ASC management. Our responsibility is to express an opinion on these 980, the carrying amounts of property, plant and equipment are impacted consolidated financial statements based on our audits. We are a public by the regulator’s actions to the extent that incurred costs are allowed or accounting firm registered with the Public Company Accounting Oversight disallowed to be recovered for rate-making purposes. As at December 31, Board (United States) (PCAOB) and are required to be independent with 2019, the Company’s regulatory assets were $2,728 million and regulatory respect to the Company in accordance with the US federal securities laws liabilities were $212 million. and the applicable rules and regulations of the Securities and Exchange We identified the evaluation of regulatory assets and liabilities and the Commission and the PCAOB. impact of rate regulation as a critical audit matter. Accounting for regulated We conducted our audits in accordance with the standards of the PCAOB. operations under ASC 980 affects multiple financial statement accounts and Those standards require that we plan and perform the audits to obtain disclosures in the Company’s consolidated financial statements. Assessing reasonable assurance about whether the consolidated financial statements the accounting for regulated operations requires significant knowledge are free of material misstatement, whether due to error or fraud. The Company thereof and auditor judgment due to interpretations of regulatory decisions is not required to have, nor were we engaged to perform, an audit of its and judgments involved in evaluating the Company’s assessment of the internal control over financial reporting. As part of our audits, we are required probability associated with recovery of regulatory assets and property, to obtain an understanding of internal control over financial reporting plant and equipment and disposition of regulatory liabilities. but not for the purpose of expressing an opinion on the effectiveness of The primary procedures we performed to address the critical audit matter the Company’s internal control over financial reporting. Accordingly, we included the following. We tested certain internal controls over the express no such opinion. initial recognition of amounts as regulatory assets and liabilities and the Our audits included performing procedures to assess the risks of material monitoring and evaluation of regulatory developments that may affect the misstatement of the consolidated financial statements, whether due to likelihood of recovering costs in future rates or obligations for disposition error or fraud, and performing procedures that respond to those risks. of regulatory liabilities. We evaluated the Company’s assessment of the Such procedures included examining, on a test basis, evidence regarding probability of recovery of the carrying amount of regulatory assets and the amounts and disclosures in the consolidated financial statements. property, plant and equipment and the disposition of regulatory liabilities, Our audits also included evaluating the accounting principles used and through consideration of on-going regulatory proceedings and decisions, significant estimates made by management, as well as evaluating the overall assessment of the Company’s interpretations of regulatory decisions and presentation of the consolidated financial statements. We believe that our reading the opinion of the Company’s external legal counsel. We evaluated audits provide a reasonable basis for our opinion. the impacts of rate regulation on the financial statements, including the amounts recorded and the related disclosures. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material Chartered Professional Accountants, Licensed Public Accountants to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical We have served as the Company’s auditor since 2008 audit matters does not alter in any way our opinion on the consolidated Toronto, Canada financial statements, taken as a whole, and we are not, by communicating February 11, 2020 Hydro One Limited | Annual Report 2019 67

Consolidated Statements of Operations and Comprehensive Income (Loss) Year ended December 31 (millions of Canadian dollars, except per share amounts) 2019 2018 Revenues Distribution (includes $282 related party revenues; 2018 – $280) (Note 29) 4,788 4,422 Transmission (includes $1,637 related party revenues; 2018 – $1,674) (Note 29) 1,652 1,686 Other 40 42 6,480 6,150 Costs Purchased power (includes $1,818 related party costs; 2018 – $1,648) (Note 29) 3,111 2,899 Operation, maintenance and administration (Notes 4, 29) 1,181 1,105 Depreciation, amortization and asset removal costs (Note 5) 878 837 5,170 4,841 Income before financing charges and income tax expense 1,310 1,309 Financing charges (Note 6) 514 459 Income before income tax expense 796 850 Income tax expense (recovery) (Note 7) (6) 915 Net income (loss) 802 (65) Other comprehensive income (loss) (2) 4 Comprehensive income (loss) 800 (61) Net income (loss) attributable to: Noncontrolling interest (Note 28) 6 6 Preferred shareholders 18 18 Common shareholders 778 (89) 802 (65) Comprehensive income (loss) attributable to: Noncontrolling interest (Note 28) 6 6 Preferred shareholders 18 18 Common shareholders 776 (85) 800 (61) Earnings per common share (Note 26) Basic $ 1.30 $ (0.15) Diluted $ 1.30 $ (0.15) Dividends per common share declared (Note 25) $ 0.96 $ 0.91 See accompanying notes to Consolidated Financial Statements. 68 Hydro One Limited | Annual Report 2019

Consolidated Balance Sheets December 31 (millions of Canadian dollars) 2019 2018 Assets Current assets: Cash and cash equivalents 30 483 Accounts receivable (Note 8) 701 628 Due from related parties (Note 29) 415 255 Other current assets (Note 9) 122 125 1,268 1,491 Property, plant and equipment (Note 10) 21,501 20,687 Other long-term assets: Regulatory assets (Note 12) 2,676 1,721 Deferred income tax assets (Note 7) 748 1,018 Intangible assets (Note 11) 456 410 Goodwill 325 325 Other assets 87 5 4,292 3,479 Total assets 27,061 25,657 Liabilities Current liabilities: Short-term notes payable (Note 16) 1,143 1,252 Long-term debt payable within one year (Notes 16, 18) 653 731 Accounts payable and other current liabilities (Note 14) 989 956 Due to related parties (Note 29) 302 89 3,087 3,028 Long-term liabilities: Long-term debt (includes $351 measured at fair value; 2018 – $845) (Notes 16, 18) 10,822 9,978 Convertible debentures (Notes 17, 18) — 489 Regulatory liabilities (Note 12) 167 326 Deferred income tax liabilities (Note 7) 61 58 Other long-term liabilities (Note 15) 3,055 2,135 14,105 12,986 Total liabilities 17,192 16,014 Contingencies and Commitments (Notes 31, 32) Subsequent Events (Note 34) Noncontrolling interest subject to redemption (Note 28) 20 21 Equity Common shares (Note 24) 5,661 5,643 Preferred shares (Note 24) 418 418 Additional paid-in capital (Note 27) 49 56 Retained earnings 3,667 3,459 Accumulated other comprehensive loss (5) (3) Hydro One shareholders’ equity 9,790 9,573 Noncontrolling interest (Note 28) 59 49 Total equity 9,849 9,622 27,061 25,657 See accompanying notes to Consolidated Financial Statements. On behalf of the Board of Directors: Timothy Hodgson Russel Robertson Chair Chair, Audit Committee Hydro One Limited | Annual Report 2019 69

Consolidated Statements of Changes in Equity

Year ended December 31, 2019 (millions of Canadian dollars)	Common Shares	Preferred Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Hydro One Shareholders' Equity	Non-controlling Interest (Note 28)	Total Equity
January 1, 2019	5,643	418	56	3,459	(3)	9,573	49	9,622
Net income	—	—	—	796	—	796	4	800
Other comprehensive income (loss)	—	—	—	—	(2)	(2)	—	(2)
Distributions to noncontrolling interest	—	—	—	—	—	—	(6)	(6)
Contributions from sale of noncontrolling interest (Note 4)	—	—	—	—	—	—	12	12
Dividends on preferred shares	—	—	—	(18)	—	(18)	—	(18)
Dividends on common shares	—	—	—	(570)	—	(570)	—	(570)
Common shares issued	18	—	(12)	—	—	6	—	6
Stock-based compensation (Note 27)	—	—	5	—	—	5	—	5
December 31, 2019	5,661	418	49	3,667	(5)	9,790	59	9,849

Year ended December 31, 2018 (millions of Canadian dollars)	Common Shares	Preferred Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Hydro One Shareholders' Equity	Non-controlling Interest (Note 28)	Total Equity
January 1, 2018	5,631	418	49	4,090	(7)	10,181	50	10,231
Net income (loss)	—	—	—	(71)	—	(71)	4	(67)
Other comprehensive income	—	—	—	—	4	4	—	4
Distributions to noncontrolling interest	—	—	—	—	—	—	(5)	(5)
Dividends on preferred shares	—	—	—	(18)	—	(18)	—	(18)
Dividends on common shares	—	—	—	(542)	—	(542)	—	(542)
Common shares issued	12	—	(12)	—	—	—	—	—
Stock-based compensation (Note 27)	—	—	19	—	—	19	—	19
December 31, 2018	5,643	418	56	3,459	(3)	9,573	49	9,622

See accompanying notes to Consolidated Financial Statements.

70 **Hydro One Limited** | Annual Report 2019

Consolidated Statements of Cash Flows Year ended December 31 (millions of Canadian dollars) 2019 2018 Operating activities Net income (loss) 802 (65) Environmental expenditures (25) (22) Adjustments for non-cash items: Depreciation and amortization (Note 5) 777 747 Regulatory assets and liabilities (48) 35 Deferred income tax expense (recovery) (30) 890 Unrealized loss (gain) on Foreign-Exchange Contract (Note 4) 22 (25) Derecognition of deferred financing costs(Note 4) 24 — Other 37 38 Changes in non-cash balances related to operations (Note 30) 55 (23) Net cash from operating activities 1,614 1,575 Financing activities Long-term debt issued 1,500 1,400 Long-term debt repaid (730) (753) Short-term notes issued 4,217 4,242 Short-term notes repaid (4,326) (3,916) Convertible debentures redeemed (513) — Dividends paid (588) (560) Distributions paid to noncontrolling interest (9) (8) Contributions received from sale of noncontrolling interest (Note 4) 12 — Common shares issued 6 — Costs to obtain financing (8) (6) Net cash from (used in) financing activities (439) 399 Investing activities Capital expenditures (Note 30) Property, plant and equipment (1,513) (1,418) Intangible assets (115) (120) Capital contributions received (Note 30) 3 7 Other (3) 15 Net cash used in investing activities (1,628) (1,516) Net change in cash and cash equivalents (453) 458 Cash and cash equivalents, beginning of year 483 25 Cash and cash equivalents, end of year 30 483 See accompanying notes to Consolidated Financial Statements. Hydro One Limited | Annual Report 2019 71

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1. DESCRIPTION OF THE BUSINESS

Hydro One Limited (Hydro One or the Company) was incorporated on August 31, 2015, under the *Business Corporations Act* (Ontario). On October 31, 2015, the Company acquired Hydro One Inc., a company previously wholly-owned by the Province of Ontario (Province). The acquisition of Hydro One Inc. by Hydro One was accounted for as a common control transaction and Hydro One is a continuation of business operations of Hydro One Inc. At December 31, 2019, the Province held approximately 47.3% (2018 – 47.4%) of the common shares of Hydro One. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.

Rate Setting

The Company's transmission business consists of the transmission system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON), and an approximately 75% interest in Niagara Reinforcement Limited Partnership (NRLP), a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners). See Note 4 – Business Combinations and Note 34 – Subsequent Events for additional information. Hydro One's distribution business consists of the distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remote Communities).

Transmission

On March 7, 2019, the Ontario Energy Board (OEB) issued a decision on its reconsideration of its decision and order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirement dated September 28, 2017 (Original Decision) with respect to the rate-setting treatment of the benefits of the deferred tax asset resulting from the transition from the payments in lieu of tax regime under the *Electricity Act, 1998* (Ontario) to tax payments under the federal and provincial tax regimes which occurred when Hydro One became a public company listed on the Toronto Stock Exchange. See Note 12 – Regulatory Assets and Liabilities for additional information. On October 26, 2018, Hydro One filed a one-year inflation-based application with the OEB for 2019 transmission revenue requirement. On April 25, 2019, the OEB issued its decision on Hydro One Networks' 2019 transmission rate application, and set the revenue index at 1.4% on a final basis effective May 1, 2019.

In December 2015, the OEB approved B2M LP's 2015–2019 rates revenue requirements of $39 million, $36 million, $37 million, $38 million and $37 million for the respective years. On November 23, 2018, B2M LP filed a revised 2019 revenue requirement with the OEB using the updated cost of capital parameters. On December 20, 2018, the OEB issued its decision approving the requested 2019 revenue requirement of $33 million, effective January 1, 2019.

HOSSM is under a 10-year deferred rebasing period for years 2017–2026, as approved in the OEB Mergers Acquisitions Amalgamations and Divestitures (MAAD) decision dated October 13, 2016. In July 2018, HOSSM filed a 2019 application for permission to include a revenue cap escalator index, which would allow for inflationary increases to its previously approved revenue requirement. On June 20, 2019, the OEB approved the revenue cap escalator index at 1.1% (net) which was applied to HOSSM's base revenue requirement for 2019, effective February 1, 2019, and also approved the 2019–2026 revenue cap framework.

On September 26, 2019, the OEB approved NRLP's request to establish a deferral account to record NRLP's 2019 revenue requirement prior to its inclusion in the Uniform Transmission Rates (UTRs).

Distribution

In March 2017, Hydro One Networks filed an application with the OEB for 2018–2022 distribution rates. On March 7, 2019, the OEB rendered its decision on the distribution rates application. In accordance with the OEB decision, the Company filed its draft rate order reflecting updated revenue requirements of $1,459 million for 2018, $1,498 million for 2019, $1,532 million for 2020, $1,578 million for 2021, and $1,624 million for 2022. On June 11, 2019, the OEB approved the rate order confirming these updated revenue requirements. See Note 12 – Regulatory Assets and Liabilities for additional information.

On March 26, 2019, the Company filed a motion to review and vary the OEB's decision with respect to recovery of pension costs. On December 19, 2019, the OEB affirmed its earlier decision with respect to recovery of the pension costs. See Note 12 – Regulatory Assets and Liabilities for additional information.

On November 5, 2018, Hydro One Remote Communities filed an application with the OEB seeking approval for increased base rates of 1.8% effective May 1, 2019. On March 28, 2019, the OEB issued a decision approving the requested increase.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation and Presentation

These Consolidated Financial Statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.

On March 25, 2019, the Company filed amended consolidated financial statements as at and for the year ended December 31, 2018 to reflect the impact of the March 7, 2019 decision issued by the OEB relating to the Deferred Tax Asset portion of the OEB's decision on Hydro One Networks' 2017 and 2018 transmission revenue requirement, for which the OEB previously granted a Motion to Review and Vary. The comparative information in these Consolidated Financial Statements reflects the amended consolidated financial statements as at and for the year ended December 31, 2018.

72 Hydro One Limited | Annual Report 2019

Basis of Accounting

These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) and in Canadian dollars.

Use of Management Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses, gains and losses during the reporting periods. Management evaluates these estimates on an ongoing basis based upon historical experience, current conditions, and assumptions believed to be reasonable at the time the assumptions are made, with any adjustments being recognized in results of operations in the period they arise. Significant estimates relate to regulatory assets and regulatory liabilities, environmental liabilities, pension benefits, post-retirement and post-employment benefits, asset retirement obligations, goodwill and asset impairments, contingencies, unbilled revenues, and deferred income tax assets and liabilities. Actual results may differ significantly from these estimates.

Regulatory Accounting

The OEB has the general power to include or exclude revenues, costs, gains or losses in the rates of a specific period, resulting in a change in the timing of accounting recognition from that which would have been applied in an unregulated company. Such change in timing involves the application of rate-regulated accounting, giving rise to the recognition of regulatory assets and liabilities. The Company's regulatory assets represent amounts receivable from future customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. In addition, the Company has recorded regulatory liabilities that generally represent amounts that are refundable to future customers. The Company continually assesses the likelihood of recovery of each of its regulatory assets and continues to believe that it is probable that the OEB will include its regulatory assets and liabilities in setting future rates. If, at some future date, the Company judges that it is no longer probable that the OEB will include a regulatory asset or liability in setting future rates, the appropriate carrying amount would be reflected in results of operations prospectively from the date the Company's assessment is made, unless the change meets the requirements for a subsequent event adjustment.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with an original maturity of three months or less.

Revenue Recognition

Nature of Revenues

Transmission revenues predominantly consist of transmission tariffs, which are collected through OEB-approved UTRs which are applied against the monthly peak demand for electricity across Hydro One's high-voltage network. OEB-approved UTRs are based on an approved revenue requirement that includes a rate of return. The transmission tariffs are designed to recover revenues necessary to support the Company's transmission system with sufficient capacity to accommodate the maximum expected demand which is influenced by weather and economic conditions. Transmission revenues are recognized as electricity is transmitted and delivered to customers.

Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized on an accrual basis and include billed and unbilled revenues. Billed revenues are based on electricity delivered as measured from customer meters. At the end of each month, electricity delivered to customers since the date of the last billed meter reading is estimated, and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is affected by energy consumption, weather, and changes in the composition of customer classes.

Revenues also include amounts related to sales of other services and equipment. Such revenue is recognized as services are rendered or as equipment is delivered. Revenues are recorded net of indirect taxes.

Accounts Receivable and Allowance for Doubtful Accounts

The Company early-adopted Accounting Standard Update (ASU) 2016-13 *Financial Instruments – Credit Losses* (along with related ASUs as disclosed in Note 3 – New Accounting Pronouncements) with a transition date of January 1, 2019 using the modified retrospective method. Upon adoption, there was no material impact to the Consolidated Financial Statements, and no adjustments were made to prior period financial statements.

Billed accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. Unbilled accounts receivable are recorded at their estimated value, net of allowance for doubtful accounts. Overdue amounts related to regulated billings bear interest at OEB-approved rates. The allowance for doubtful accounts reflects the Company's current lifetime expected credit losses (CECL) for all accounts receivable balances. The Company estimates the CECL by applying internally developed loss rates to all outstanding receivable balances by aging category. Loss rates applied to the accounts receivable balances are based on historical overdue balances, customer payments and write-offs. Accounts receivable are written-off against the allowance when they are deemed uncollectible. The allowance for doubtful accounts is affected by changes in volume, prices and economic conditions.

Noncontrolling Interest

Noncontrolling interest represents the portion of equity ownership in subsidiaries that is not attributable to shareholders of Hydro One. Noncontrolling interest is initially recorded at fair value and subsequently the amount is adjusted for the proportionate share of net income and other comprehensive income (OCI) attributable to the noncontrolling interest and any dividends or distributions paid to the noncontrolling interest.

If a transaction results in the acquisition of all, or part, of a noncontrolling interest in a subsidiary, the acquisition of the noncontrolling interest is accounted for as an equity transaction. No gain or loss is recognized in consolidated net income or comprehensive income as a result of changes in the noncontrolling interest, unless a change results in the loss of control by the Company.

Hydro One Limited | Annual Report 2019 73

Notes to Consolidated Financial Statements

Income Taxes

Current and deferred income taxes are computed based on the tax rates and tax laws enacted as at the balance sheet date. Tax benefits associated with income tax positions are recorded only when the more-likely-than-not recognition threshold is satisfied and are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. Management evaluates each position based solely on the technical merits and facts and circumstances of the position, assuming the position will be examined by a taxing authority having full knowledge of all relevant information. Significant management judgment is required to determine recognition thresholds and the related amount of tax benefits to be recognized in the Consolidated Financial Statements. Management re-evaluates tax positions each period using new information about recognition or measurement as it becomes available.

Deferred Income Taxes

Deferred income taxes are provided for using the liability method. Under this method, deferred income tax assets and liabilities are recognized on all temporary differences between the tax bases and carrying amounts of assets and liabilities, including the carry forward unused tax credits and tax losses to the extent that it is more-likely-than-not that these deductions, credits, and losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on the tax rates and tax laws that have been enacted as at the balance sheet date. Deferred income taxes that are not included in the rate-setting process are charged or credited to the consolidated statements of operations and comprehensive income.

Management reassesses the deferred income tax assets at each balance sheet date and reduces the amount to the extent that it is more likely than not that the deferred income tax asset will not be realized. Previously unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become more likely than not that the tax benefit will be realized.

The Company recognizes deferred income taxes associated with its regulated operations and records offsetting regulatory assets and liabilities for the deferred income taxes that are expected to be recovered or refunded in future regulated rates charged to customers.

Investment tax credits are recorded as a reduction of the related expenses or income tax expense in the current or future period to the extent it is more likely than not that the credits can be utilized.

Materials and Supplies

Materials and supplies represent consumables, small spare parts and construction materials held for internal construction and maintenance of property, plant and equipment. These assets are carried at average cost less any impairments recorded.

Property, Plant and Equipment

Property, plant and equipment is recorded at original cost, net of customer contributions, and any accumulated impairment losses. The cost of additions, including betterments and replacement asset components, is included on the Consolidated Balance Sheets as property, plant and equipment.

The original cost of property, plant and equipment includes direct materials, direct labour (including employee benefits), contracted services, attributable capitalized financing costs, asset retirement costs, and direct and indirect overheads that are related to the capital project or program. Indirect overheads include a portion of corporate costs such as finance, treasury, human resources, and information technology (IT). Overhead costs, including corporate functions and field services costs, are capitalized on a fully allocated basis, consistent with an OEB-approved methodology.

Property, plant and equipment in service consists of transmission, distribution, communication, administration and service assets and land easements. Property, plant and equipment also includes future use assets, such as land, major components and spare parts, and capitalized project development costs associated with deferred capital projects.

Transmission

Transmission assets include assets used for the transmission of high-voltage electricity, such as transmission lines, support structures, foundations, insulators, connecting hardware and grounding systems, and assets used to step up the voltage of electricity from generating stations for transmission and to step down voltages for distribution, including transformers, circuit breakers and switches.

Distribution

Distribution assets include assets related to the distribution of low-voltage electricity, including lines, poles, switches, transformers, protective devices and metering systems.

Communication

Communication assets include fibre optic and microwave radio systems, optical ground wire, towers, telephone equipment and associated buildings.

Administration and Service

Administration and service assets include administrative buildings, personal computers, transport and work equipment, tools and other minor assets.

Easements

Easements include statutory rights of use for transmission corridors and abutting lands granted under the *Reliable Energy and Consumer Protection Act, 2002*, as well as other land access rights.

Intangible Assets

Intangible assets separately acquired or internally developed are measured on initial recognition at cost, which comprises purchased software, direct labour (including employee benefits), consulting, engineering, overheads and attributable capitalized financing charges. Following initial recognition, intangible assets are carried at cost, net of any accumulated amortization and accumulated impairment losses. The Company's intangible assets primarily represent major computer applications.

74 Hydro One Limited | Annual Report 2019

Notes to Consolidated Financial Statements

Capitalized Financing Costs

Capitalized financing costs represent interest costs attributable to the construction of property, plant and equipment or development of intangible assets. The financing cost of attributable borrowed funds is capitalized as part of the acquisition cost of such assets. The capitalized financing costs are a reduction of financing charges recognized in the Consolidated Statements of Operations and Comprehensive Income. Capitalized financing costs are calculated using the Company's weighted average effective cost of debt.

Construction and Development in Progress

Construction and development in progress consists of the capitalized cost of constructed assets that are not yet complete and which have not yet been placed in service.

Depreciation and Amortization

The cost of property, plant and equipment and intangible assets is depreciated or amortized on a straight-line basis based on the estimated remaining service life of each asset category, except for transport and work equipment, which is depreciated on a declining balance basis.

The Company periodically initiates an external independent review of its property, plant and equipment and intangible asset depreciation and amortization rates, as required by the OEB. Any changes arising from OEB approval of such a review are implemented on a remaining service life basis, consistent with their inclusion in electricity rates. The most recent reviews resulted in changes to rates effective January 1, 2015 and January 1, 2017 for Hydro One Networks' distribution and transmission businesses, respectively. A summary of average service lives and depreciation and amortization rates for the various classes of assets is included below:

	Average Service Life	Rate Range	Rate Average
Property, plant and equipment:			
Transmission	55 years	1% – 3%	2%
Distribution	46 years	1% – 7%	2%
Communication	16 years	1% – 15%	5%
Administration and service	21 years	1% – 20%	5%
Intangible assets	10 years	10%	10%

In accordance with group depreciation practices, the original cost of property, plant and equipment, or major components thereof, and intangible assets that are normally retired, is charged to accumulated depreciation, with no gain or loss being reflected in results of operations. Where a disposition of property, plant and equipment occurs through sale, a gain or loss is calculated based on proceeds and such gain or loss is included in depreciation expense.

Acquisitions and Goodwill

The Company accounts for business acquisitions using the acquisition method of accounting and, accordingly, the assets and liabilities of the acquired entities are primarily measured at their estimated fair value at the date of acquisition. Costs associated with pending acquisitions are expensed as incurred. Goodwill represents the cost of acquired companies that is in excess of the fair value of the net identifiable assets acquired at the acquisition date. Goodwill is not included in rate base.

Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of the applicable reporting unit is less than its carrying amount. If the Company determines, as a result of its qualitative assessment, that it is not more likely than not that the fair value of the applicable reporting unit is less than its carrying amount, no further testing is required. If the Company determines, as a result of its qualitative assessment, that it is more likely than not that the fair value of the applicable reporting unit is less than its carrying amount, a goodwill impairment assessment is performed using a two-step, fair value-based test. The first step compares the fair value of the applicable reporting unit to its carrying amount, including goodwill. If the carrying amount of the applicable reporting unit exceeds its fair value, a second step is performed. The second step requires an allocation of fair value to the individual assets and liabilities using purchase price allocation in order to determine the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying amount, an impairment loss is recorded as a reduction to goodwill and as a charge to results of operations.

Based on assessment performed as at September 30, 2019, the Company has concluded that goodwill was not impaired at December 31, 2019.

Long-Lived Asset Impairment

When circumstances indicate the carrying value of long-lived assets may not be recoverable, the Company evaluates whether the carrying value of such assets, excluding goodwill, has been impaired. For such long-lived assets, the Company evaluates whether impairment may exist by estimating future estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, a probability-weighted approach is used to develop estimates of future undiscounted cash flows. If the carrying value of the long-lived asset is not recoverable based on the estimated future undiscounted cash flows, an impairment loss is recorded, measured as the excess of the carrying value of the asset over its fair value. As a result, the asset's carrying value is adjusted to its estimated fair value.

Within its regulated business, the carrying costs of most of Hydro One's long-lived assets are included in rate base where they earn an OEB-approved rate of return. Asset carrying values and the related return are recovered through approved rates. As a result, such assets are only tested for impairment in the event that the OEB disallows recovery, in whole or in part, or if such a disallowance is judged to be probable.

Hydro One Limited | Annual Report 2019 75

Notes to Consolidated Financial Statements Hydro One regularly monitors the assets of its unregulated Hydro One Derivative Instruments and Hedge Accounting Telecom Inc. subsidiary for indications of impairment. Management The Company closely monitors the risks associated with changes in interest assesses the fair value of such long-lived assets using commonly accepted rates on its operations and, where appropriate, uses various instruments to techniques. Techniques used to determine fair value include, but are not hedge these risks. Certain of these derivative instruments qualify for hedge limited to, the use of recent third-party comparable sales for reference accounting and are designated as accounting hedges, while others either and internally developed discounted cash flow analysis. Significant do not qualify as hedges or have not been designated as hedges changes in market conditions, changes to the condition of an asset, or a (hereinafter referred to as undesignated contracts) as they are part of change in management’s intent to utilize the asset are generally viewed by economic hedging relationships. management as triggering events to reassess the cash flows related to these long-lived assets. As at December 31, 2019 and 2018, no asset impairment The accounting guidance for derivative instruments requires the recognition had been recorded for assets within either the Company’s regulated or of all derivative instruments not identified as meeting the normal purchase unregulated businesses. and sale exemption as either assets or liabilities recorded at fair value on the consolidated balance sheets. For derivative instruments that qualify for Costs of Arranging Debt Financing hedge accounting, the Company may elect to designate such derivative For financial liabilities classified as other than held-for-trading and for instruments as either cash flow hedges or fair value hedges. The Company convertible debentures, the Company defers the external transaction costs offsets fair value amounts recognized on its consolidated balance sheets related to obtaining financing and presents such amounts net of related debt related to derivative instruments executed with the same counterparty under or convertible debentures on the Consolidated Balance Sheets. Deferred the same master netting agreement. issuance costs are amortized over the contractual life of the related debt or For derivative instruments that qualify for hedge accounting and which are convertible debentures on an effective-interest basis and the amortization designated as cash flow hedges, any unrealized gain or loss, net of tax, is is included within financing charges in the Consolidated Statements of recorded as a component of accumulated OCI (AOCI). Amounts in AOCI Operations and Comprehensive Income. Transaction costs for items are reclassified to results of operations in the same period or periods during classified as held-for-trading are expensed immediately. which the hedged transaction affects results of operations and presented in the same line item as the earnings effect of the hedged item. Any gains Comprehensive Income or losses on the derivative instrument that represent hedge components Comprehensive income is comprised of net income and OCI. Hydro One excluded from the assessment of effectiveness are recognized in the same presents net income and OCI in a single continuous Consolidated Statement line item of the consolidated statements of operations as the hedged item. of Operations and Comprehensive Income. For fair value hedges, changes in fair value of both the derivative instrument and the underlying hedged exposure are recognized in the consolidated Financial Assets and Liabilities statements of operations and comprehensive income in the current period. All financial assets and liabilities are classified into one of the following five The gain or loss on the derivative instrument is included in the same line categories: held-to-maturity; loans and receivables; held-for-trading; other item as the offsetting gain or loss on the hedged item in the consolidated liabilities; or available-for-sale. Financial assets and liabilities classified statements of operations and comprehensive income. The changes in fair as held-for-trading are measured at fair value. All other financial assets value of the undesignated derivative instruments are reflected in results and liabilities are measured at amortized cost, except accounts receivable of operations. and amounts due from related parties, which are measured at the lower of cost or fair value. Accounts receivable and amounts due from related Embedded derivative instruments are separated from their host contracts parties are classified as loans and receivables. The Company considers the and are carried at fair value on the consolidated balance sheets when: carrying amounts of accounts receivable and amounts due from related (a) the economic characteristics and risks of the embedded derivative parties to be reasonable estimates of fair value because of the short time are not clearly and closely related to the economic characteristics and to maturity of these instruments. The Company estimates the CECL for all risks of the host contract; (b) the hybrid instrument is not measured at accounts receivable balances which are recognized as adjustments to the fair value, with changes in fair value recognized in results of operations allowance for doubtful accounts. Accounts receivable are written-off against each period; and (c) the embedded derivative itself meets the definition the allowance when they are deemed uncollectible. All financial instrument of a derivative. The Company does not engage in derivative trading or transactions are recorded at trade date. speculative activities and had no embedded derivatives that required bifurcation at December 31, 2019 or 2018. The Company determines the classification of its financial assets and liabilities at the date of initial recognition. The Company designates Hydro One periodically develops hedging strategies taking into account certain of its financial assets and liabilities to be held at fair value, when risk management objectives. At the inception of a hedging relationship it is consistent with the Company’s risk management policy disclosed in where the Company has elected to apply hedge accounting, Hydro One Note 18 – Fair Value of Financial Instruments and Risk Management. formally documents the relationship between the hedged item and the hedging instrument, the related risk management objective, the nature of 76 Hydro One Limited | Annual Report 2019

Notes to Consolidated Financial Statements the specific risk exposure being hedged, and the method for assessing the Post-retirement and Post-employment Benefits effectiveness of the hedging relationship. The Company also assesses, both Post-retirement and post-employment benefits are recorded and included in at the inception of the hedge and on a quarterly basis, whether the hedging rates on an accrual basis. Costs are determined by independent actuaries instruments are effective in offsetting changes in fair values or cash flows of using the projected benefit method prorated on service and based on the hedged items. assumptions that reflect management’s best estimates. Past service costs from plan amendments are amortized to results of operations based on Employee Future Benefits the expected average remaining service period. Employee future benefits provided by Hydro One include pension, post- retirement and post-employment benefits. The costs of the Company’s For post-retirement benefits, all actuarial gains or losses are deferred using pension, post-retirement and post-employment benefit plans are recorded the “corridor” approach. The amount calculated above the “corridor” is over the periods during which employees render service. amortized to results of operations on a straight-line basis over the expected average remaining service life of active employees in the plan and over The Company recognizes the funded status of its defined benefit pension, the remaining life expectancy of inactive employees in the plan. The post- post-retirement and post-employment plans on its consolidated balance retirement benefit obligation is remeasured to its fair value at each year sheets and subsequently recognizes the changes in funded status at the end end based on an annual actuarial report, with an offset to the associated of each reporting year. Defined benefit pension, post-retirement and post- regulatory asset, to the extent of the remeasurement adjustment. employment plans are considered to be underfunded when the projected benefit obligation (PBO) exceeds the fair value of the plan assets. Liabilities For post-employment obligations, the associated regulatory liabilities are recognized on the consolidated balance sheets for any net underfunded representing actuarial gains on transition to US GAAP are amortized to PBO. The net underfunded PBO may be disclosed as a current liability, results of operations based on the “corridor” approach. The actuarial gains long-term liability, or both. The current portion is the amount by which the and losses on post-employment obligations that are incurred during the year actuarial present value of benefits included in the benefit obligation payable are recognized immediately to results of operations. The post-employment in the next 12 months exceeds the fair value of plan assets. If the fair value of benefit obligation is remeasured to its fair value at each year end based on plan assets exceeds the PBO of the plan, an asset is recognized equal to the an annual actuarial report, with an offset to the associated regulatory asset, net overfunded PBO. The post-retirement and post-employment benefit plans to the extent of the remeasurement adjustment. are unfunded because there are no related plan assets. All post-retirement and post-employment benefit costs are attributed to Hydro One recognizes its contributions to the defined contribution pension labour costs and are either charged to results of operations (OM&A costs) plan (DC Plan) as pension expense, with a portion being capitalized as part or capitalized as part of the cost of property, plant and equipment and of labour costs included in capital expenditures. The expensed amount is intangible assets for service cost component and to regulatory assets for all included in operation, maintenance and administration (OM&A) costs in other components of the benefit costs, consistent with their inclusion in OEB- the consolidated statements of operations and comprehensive income. approved rates. Defined Benefit Pension Stock-Based Compensation Defined benefit pension costs are recorded on an accrual basis for Share Grant Plans financial reporting purposes. Pension costs are actuarially determined Hydro One measures share grant plans based on fair value of share grants using the projected benefit method prorated on service and are based on as estimated based on the grant date common share price. The costs are assumptions that reflect management’s best estimate of the effect of future recognized in the financial statements using the graded-vesting attribution events, including future compensation increases. Past service costs from plan method for share grant plans that have both a performance condition and amendments and all actuarial gains and losses are amortized on a straight- a service condition. The Company records a regulatory asset equal to the line basis over the expected average remaining service period of active accrued costs of share grant plans recognized in each period. Costs are employees in the plan, and over the estimated remaining life expectancy of transferred from the regulatory asset to labour costs at the time the share inactive employees in the plan. Pension plan assets, consisting primarily of grants vest and are issued, and are recovered in rates. Forfeitures are listed equity securities, corporate and government debt securities as well as recognized as they occur. private real estate and private infrastructure investments, are recorded at fair value at the end of each year. Hydro One records a regulatory asset equal Deferred Share Unit (DSU) Plans to the net underfunded PBO for its pension plan. Defined benefit pension The Company records the liabilities associated with its Directors’ and costs are attributed to labour costs on a cash basis and a portion directly Management DSU Plans at fair value at each reporting date until settlement, related to acquisition and development of capital assets is capitalized as recognizing compensation expense over the vesting period on a straight-line part of the cost of property, plant and equipment and intangible assets. basis. The fair value of the DSU liability is based on the Company’s common The remaining defined benefit pension costs are charged to results of share closing price at the end of each reporting period. operations (OM&A costs). Hydro One Limited | Annual Report 2019 77

Notes to Consolidated Financial Statements Long-term Incentive Plan (LTIP) rate that produces an amount at which the environmental liabilities could The Company measures the awards issued under its LTIP, at fair value based be settled in an arm’s length transaction with a third party. As the Company on the grant date common share price. The related compensation expense anticipates that the future expenditures will continue to be recoverable in is recognized over the vesting period on a straight-line basis. Forfeitures are future rates, an offsetting regulatory asset has been recorded to reflect the recognized as they occur. future recovery of these environmental expenditures from customers. Hydro One reviews its estimates of future environmental expenditures annually, or Loss Contingencies more frequently if there are indications that circumstances have changed. Hydro One is involved in certain legal and environmental matters that arise in the normal course of business. In the preparation of its Consolidated Asset Retirement Obligations Financial Statements, management makes judgments regarding the future Asset retirement obligations are recorded for legal obligations associated outcome of contingent events and records a loss for a contingency based with the future removal and disposal of long-lived assets. Such obligations on its best estimate when it is determined that such loss is probable and the may result from the acquisition, construction, development and/or normal amount of the loss can be reasonably estimated. Where the loss amount use of the asset. Conditional asset retirement obligations are recorded when is recoverable in future rates, a regulatory asset is also recorded. When a there is a legal obligation to perform a future asset retirement activity but range estimate for the probable loss exists and no amount within the range where the timing and/or method of settlement are conditional on a future is a better estimate than any other amount, the Company records a loss at event that may or may not be within the control of the Company. In such a the minimum amount within the range. case, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Management regularly reviews current information available to determine This uncertainty is incorporated in the fair value measurement of the obligation. whether recorded provisions should be adjusted and whether new provisions are required. Estimating probable losses may require analysis of multiple When recording an asset retirement obligation, the present value of the forecasts and scenarios that often depend on judgments about potential estimated future expenditures required to complete the asset retirement actions by third parties, such as federal, provincial and local courts or activity is recorded in the period in which the obligation is incurred, if a regulators. Contingent liabilities are often resolved over long periods of time. reasonable estimate can be made. In general, the present value of the Amounts recorded in the Consolidated Financial Statements may differ from estimated future expenditures is added to the carrying amount of the the actual outcome once the contingency is resolved. Such differences could associated asset and the resulting asset retirement cost is depreciated over have a material impact on future results of operations, financial position and the estimated useful life of the asset. The present value is determined with a cash flows of the Company. discount rate that equates to the Company’s credit-adjusted risk-free rate. Where an asset is no longer in service when an asset retirement obligation Provisions are based upon current estimates and are subject to greater is recorded, the asset retirement cost is recorded in results of operations. uncertainty where the projection period is lengthy. A significant upward or downward trend in the number of claims filed, the nature of the alleged Some of the Company’s transmission and distribution assets, particularly injuries, and the average cost of resolving each claim could change the those located on unowned easements and rights-of-way, may have estimated provision, as could any substantial adverse or favourable verdict asset retirement obligations, conditional or otherwise. The majority of the at trial. A federal or provincial legislative outcome or structured settlement Company’s easements and rights-of-way are either of perpetual duration could also change the estimated liability. Legal fees are expensed as incurred. or are automatically renewed annually. Land rights with finite terms are generally subject to extension or renewal. As the Company expects to use Environmental Liabilities the majority of its facilities in perpetuity, no asset retirement obligations Environmental liabilities are recorded in respect of past contamination when have been recorded for these assets. If, at some future date, a particular it is determined that future environmental remediation expenditures are facility is shown not to meet the perpetuity assumption, it will be reviewed probable under existing statute or regulation and the amount of the future to determine whether an estimable asset retirement obligation exists. In expenditures can be reasonably estimated. Hydro One records a liability such a case, an asset retirement obligation would be recorded at that time. for the estimated future expenditures associated with contaminated land assessment and remediation (LAR) and for the phase-out and destruction The Company’s asset retirement obligations recorded to date relate to of polychlorinated biphenyl (PCB)-contaminated mineral oil removed from estimated future expenditures associated with the removal and disposal electrical equipment, based on the present value of these estimated future of asbestos-containing materials installed in some of its facilities. expenditures. The Company determines the present value with a discount 78 Hydro One Limited | Annual Report 2019

Notes to Consolidated Financial Statements Leases certain they will be exercised. The Company does not recognize leases Effective January 1, 2019, the Company adopted Accounting Standards with a term of less than 12 months. A corresponding ROU asset is Codification (ASC) 842 – Leases using the modified retrospective transition recognized at the commencement date of a lease. The ROU asset is approach using the effective date of January 1, 2019, as its date of initial measured as the lease obligation adjusted for any lease payments made application. In the Company’s transition to ASC 842, the Company elected and/or any lease incentives and initial direct costs incurred. ROU assets the package of practical expedients and the land easement practical are included in other long-term assets, and corresponding lease obligations expedient. As a result, a Right-of-Use (ROU) asset and a corresponding are included in other current liabilities and other long-term liabilities on the lease obligation of approximately $27 million was recognized on the Consolidated Balance Sheets. Consolidated Balance Sheet at January 1, 2019, and no adjustments were made to prior period financial statement amounts. There was no material Subsequent to the commencement date, the lease expense recognized impact to the Consolidated Statement of Operations and Comprehensive at each reporting period is the total remaining lease payments over the Income. On adoption, the Company did not identify any finance leases. remaining lease term. Lease obligations are measured as the present value of the remaining unpaid lease payments using the discount rate established At the commencement date of a lease, the minimum lease payments are at commencement date. The amortization of the ROU assets are calculated discounted and recognized as a lease obligation. Discount rates used as the difference between the lease expense and the accretion of interest, correspond to the Company’s incremental borrowing rates. Renewal which is calculated on the effective interest method. Lease modifications and options are assessed for their likelihood of being exercised and are impairments are assessed at each reporting period to assess the need for a included in the measurement of the lease obligation when it is reasonably re-measurement of the lease obligations or ROU assets. 3. NEW ACCOUNTING PRONOUNCEMENTS The following tables present ASCs and ASUs issued by the Financial Accounting Standards Board that are applicable to Hydro One: Recently Adopted Accounting Guidance Guidance Date issued Description Effective date Impact on Hydro One ASC 842 February 2016 Lessees are required to recognize the rights and January 1, 2019 Hydro One adopted ASC 842 on – January 2019 obligations resulting from operating leases as assets January 1, 2019 using the modified (right to use the underlying asset for the term of the retrospective transition approach using lease) and liabilities (obligation to make future lease the effective date of January 1, 2019 payments) on the balance sheet. as its date of initial application. See Note 2 to the Consolidated Financial Statements for impact of adoption. The Company has included the disclosure requirements of ASC 842 in Note 23 to the Consolidated Financial Statements. ASU August 2017 Amendments will better align an entity’s risk January 1, 2019 No impact upon adoption 2017-12 management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and presentation of hedge results. ASU June 2018 Expansion in the scope of ASC 718 to include share- January 1, 2019 No impact upon adoption 2018-07 based payment transactions for acquiring goods and services from non-employees. Previously, ASC 718 was only applicable to share-based payment transactions for acquiring goods and services from employees. Hydro One Limited | Annual Report 2019 79

Notes to Consolidated Financial Statements Guidance Date issued Description Effective date Impact on Hydro One ASU August 2018 The amendment aligns the requirements for capitalizing January 1, 2019 Hydro One early-adopted this ASU 2018-15 implementation costs incurred in a hosting arrangement with a transition date of January 1, that is a service contract with the requirements for 2019. The ASU was applied capitalizing implementation costs incurred to develop prospectively and there was no or obtain internal-use software. The accounting for the material impact upon adoption. service element of a hosting arrangement is not affected by the amendment. ASU June 2016 – The amendments provide users with more decision- January 1, 2019 Hydro One early-adopted these ASUs 2016-13 November 2019 useful information about the expected credit losses on with a transition date of January 1, 2018-19 financial instruments and other commitments to extend 2019 using the modified retrospective 2019-04 credit held by a reporting entity at each reporting date. transition approach. See Note 2 to the 2019-05 Consolidated Financial Statements for 2019-11 impact of adoption. Recently Issued Accounting Guidance Not Yet Adopted Guidance Date issued Description Effective date Anticipated impact on Hydro One ASU 2017-04 January 2017 The amendment removes the second step of the current January 1, 2020 No impact upon adoption two-step goodwill impairment test to simplify the process of testing goodwill. ASU 2018-13 August 2018 Disclosure requirements on fair value measurements in January 1, 2020 No impact upon adoption ASC 820 are modified to improve the effectiveness of disclosures in financial statement notes. ASU 2018-14 August 2018 Disclosure requirements related to single-employer January 1, 2021 Under assessment defined benefit pension or other post-retirement benefit plans are added, removed or clarified to improve the effectiveness of disclosures in financial statement notes. ASU 2019-01 March 2019 This amendment carries forward the exemption January 1, 2020 No impact upon adoption previously provided under ASC 840 relating to the determination of the fair value of underlying assets by lessors that are not manufacturers or dealers. It also provides for clarification on cash-flow presentation of sales-type and financing leases and clarifies that transition disclosures under Topic 250 are not applicable in the adoption of ASC 842. ASU 2019-12 December 2019 The amendments simplify the accounting for income January 1, 2021 Under assessment taxes by removing certain exceptions to the general principles and improving consistent application of Topic 740 by clarifying and amending existing guidance. ASU 2020-01 January 2020 The amendments clarify the interaction of the accounting January 1, 2021 Under assessment for equity securities under Topic 321, investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. 80 Hydro One Limited | Annual Report 2019

Notes to Consolidated Financial Statements

4. BUSINESS COMBINATIONS

NRLP

In 2018, Hydro One entered into an agreement with the First Nations Partners, wherein a noncontrolling equity interest in Hydro One's limited partnership, NRLP, would be made available for purchase at fair value by the First Nations Partners. On September 19, 2018, NRLP was formed to own a new 230 kV transmission line (Niagara Line) in the Niagara region. The Niagara Line enables generators in the Niagara area to connect to the load centres of the Greater Toronto and Hamilton areas. Hydro One Networks maintains and operates the Niagara Line in accordance with an operation and management services agreement. On September 12, 2019, the OEB granted NRLP a transmission licence and granted Hydro One Networks leave to sell the applicable Niagara Line assets to NRLP.

On September 18, 2019, the applicable Niagara Line assets were transferred from Hydro One Networks to NRLP for $119 million and operation of the line was contracted to Hydro One Networks. This transfer was financed with 60% debt ($71 million) and 40% equity ($48 million). The cash payment of $71 million was financed by debt sourced by NRLP from a Hydro One subsidiary, and the $48 million equity comprised partnership units issued by NRLP to Hydro One Networks. Subsequently, on the same date, Hydro One Networks sold to the Six Nations of the Grand River Development Corporation and to the Mississaugas of the Credit First Nation, through a trust, a 25.0% and 0.1%, respectively, equity interest in NRLP for total consideration of $12 million, representing the fair value of the equity interest acquired.

NRLP is fully consolidated in these Consolidated Financial Statements as it is controlled by Hydro One. The First Nations Partners' 25.1% noncontrolling interest in NRLP is classified within equity. Net income attributable to the First Nations Partners' noncontrolling interest for the period from September 18, 2019 to December 31, 2019 was not significant. See Note 28 – Noncontrolling Interest for additional information.

In addition, the Mississaugas of the Credit First Nation had an option to purchase an additional 19.9% equity interest in NRLP from Hydro One Networks at a price based on the value of the Niagara Line assets on the date of closing, subject to certain conditions. On December 31, 2019, the Mississaugas of the Credit First Nation exercised the option. The transaction closed on January 31, 2020. See Note 34 – Subsequent Events for additional information.

Avista Corporation Purchase Agreement

In July 2017, Hydro One reached an agreement to acquire Avista Corporation (Merger). On January 23, 2019, Hydro One and Avista Corporation announced that the companies have mutually agreed to terminate the Merger agreement. As a result of the termination of the Merger agreement, on January 24, 2019, Hydro One paid a US$103 million termination fee to Avista Corporation as required by the Merger agreement. In January 2019, the Company cancelled the $1.0 billion non-revolving equity bridge credit facility and the US$2.6 billion non-revolving debt bridge credit facility (Acquisition Credit Facilities), with no amounts drawn. On February 1, 2019, Hydro One entered into a credit agreement for a $170 million unsecured demand operating credit facility (Demand Facility) which was used to fund the payment of the Merger termination fee and other Merger-related costs. On June 6, 2019, the $170 million drawn on the Demand Facility was repaid, and the Demand Facility is no longer available. On February 8, 2019, Hydro One redeemed the convertible debentures and paid the holders of the Instalment Receipts $513 million ($333 per $1,000 principal amount) plus accrued and unpaid interest of $7 million. The redemption of the convertible debentures was paid with cash on hand. As a result of the termination of the Merger agreement, the deal-contingent foreign-exchange forward contract (Foreign-Exchange Contract) terminated, with no amounts paid or received by Hydro One.

The following amounts related to the termination of the Merger agreement were recorded by the Company during the year ended December 31, 2019. All amounts were recognized in the first quarter.

- $138 million for payment of the US$103 million Merger termination fee recorded in operation, maintenance and administration costs;
- $22 million financing charges, due to reversal of previously recorded unrealized gains upon termination of the Foreign-Exchange Contract;
- redemption of $513 million convertible debentures and payment of related interest of $7 million; and
- $24 million financing charges, due to derecognition of the deferred financing costs related to convertible debentures.

See Note 17 – Convertible Debentures and Note 18 – Fair Value of Financial Instruments and Risk Management for details of the convertible debentures and the Foreign-Exchange Contract, respectively.

Orillia Power Purchase Agreement

In August 2016, the Company reached an agreement to acquire Orillia Power Distribution Corporation (Orillia Power), an electricity distribution company located in Simcoe County, Ontario, from the City of Orillia for approximately $41 million, including the assumption of approximately $15 million in outstanding indebtedness and regulatory liabilities, subject to closing adjustments and regulatory approval by the OEB. In 2016, Hydro One filed an application with the OEB to acquire Orillia Power, which was denied by the OEB in April 2018. In September 2018, Hydro One filed a new application with the OEB for approval to acquire Orillia Power. An OEB oral hearing was held on December 2-3, 2019. A decision by the OEB is pending.

Peterborough Distribution Purchase Agreement

In July 2018, Hydro One reached an agreement to acquire the business and distribution assets of Peterborough Distribution Inc., an electricity distribution company located in east central Ontario, from the City of Peterborough for approximately $105 million. The acquisition is conditional upon the satisfaction of customary closing conditions and approval by the OEB and the Competition Bureau. In October 2018, the Company filed an application with the OEB for approval of the acquisition. In November 2018, the Competition Bureau issued no action letter, meaning that transaction can proceed from the Competition Bureau's position. An OEB oral hearing was held on December 2–3, 2019. A decision by the OEB is pending.

Hydro One Limited | Annual Report 2019 81

Notes to Consolidated Financial Statements

5. DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

Year ended December 31 (millions of dollars)	2019	2018
Depreciation of property, plant and equipment	671	654
Amortization of intangible assets	81	71
Amortization of regulatory assets	25	22
Depreciation and amortization	777	747
Asset removal costs	101	90
	878	837

6. FINANCING CHARGES

Year ended December 31 (millions of dollars)	2019	2018
Interest on long-term debt	479	447
Derecognition of deferred financing costs (Notes 4, 17)	24	—
Unrealized loss (gain) on Foreign-Exchange Contract (Notes 4, 18)	22	(25)
Interest on short-term notes	19	14
Interest on convertible debentures (Notes 4, 17)	7	62
Other	18	21
Less: Interest capitalized on construction and development in progress	(48)	(53)
Interest earned on cash and cash equivalents	(7)	(7)
	514	459

7. INCOME TAXES

As a rate regulated utility company, the Company's effective tax rate excludes temporary differences that are recoverable in future rates charged to customers. Income tax expense differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. The reconciliation between the statutory and the effective tax rates is provided as follows:

Year ended December 31 (millions of dollars)	2019	2018
Income before income tax expense	796	850
Income tax expense at statutory rate of 26.5% (2018 – 26.5%)	211	225
Increase (decrease) resulting from:		
Net temporary differences recoverable in future rates charged to customers:		
Capital cost allowance in excess of depreciation and amortization[1]	(105)	(68)
Impact of tax deductions from deferred tax asset sharing[2]	(60)	(68)
Overheads capitalized for accounting but deducted for tax purposes	(21)	(20)
Interest capitalized for accounting but deducted for tax purposes	(13)	(14)
Pension and post-retirement benefit contributions in excess of pension expense	(11)	(11)
Environmental expenditures	(7)	(6)
Other	(3)	(9)
Net temporary differences	(220)	(196)
Net permanent differences	3	1
Write-off of unregulated deferred income tax asset (Note 12)	—	885
Total income tax expense (recovery)	(6)	915
Effective income tax rate	(0.8)%	107.6%

1 Included in current period's amount is the accelerated tax depreciation of up to three times the first-year rate for certain eligible capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028, as introduced in the 2019 federal and Ontario budgets and enacted in the second quarter of 2019.

2 Impact of tax deductions from deferred tax sharing represents the OEB's prescribed allocation to ratepayers of the net deferred tax asset that originated from the transition from the payments in lieu of tax regime under the *Electricity Act, 1998* (Ontario) to tax payments under the federal and provincial tax regime.

82 Hydro One Limited | Annual Report 2019

Notes to Consolidated Financial Statements The major components of income tax expense are as follows: Year ended December 31 (millions of dollars) 2019 2018 Current income tax expense 24 25 Deferred income tax expense (recovery) (30) 890 Total income tax expense (recovery) (6) 915 Deferred Income Tax Assets and Liabilities Deferred income tax assets and liabilities that are expected to be included in the rate-setting process are offset by regulatory assets and liabilities to reflect the anticipated recovery or disposition of these balances within future electricity rates. Deferred income tax assets and liabilities arise from differences between the tax basis and the carrying amounts of the assets and liabilities. At December 31, 2019 and 2018, deferred income tax assets and liabilities consisted of the following: December 31 (millions of dollars) 2019 2018 Deferred income tax assets Post-retirement and post-employment benefits expense in excess of cash payments 638 526 Non-capital losses 331 302 Non-depreciable capital property 271 271 Pension obligations 405 197 Investment in subsidiaries 95 86 Tax credit carryforwards 92 71 Depreciation and amortization in excess of capital cost allowance 59 20 Environmental expenditures 51 59 Other 20 24 1,962 1,556 Less: valuation allowance (375) (366) Total deferred income tax assets 1,587 1,190 Deferred income tax liabilities Capital cost allowance in excess of depreciation and amortization 377 9 Regulatory amounts that are not recognized for tax purposes 495 188 Goodwill 10 10 Other 18 23 Total deferred income tax liabilities 900 230 Net deferred income tax assets 687 960 The net deferred income tax assets are presented on the Consolidated Balance Sheets as follows: December 31 (millions of dollars) 2019 2018 Long-term: Deferred income tax assets 748 1,018 Deferred income tax liabilities (61) (58) Net deferred income tax assets 687 960 Hydro One Limited | Annual Report 2019 83

Notes to Consolidated Financial Statements The valuation allowance for deferred tax assets as at December 31, 2019 was $375 million (2018 – $366 million). The valuation allowance primarily relates to temporary differences for non-depreciable assets and investments in subsidiaries. As of December 31, 2019 and 2018, the Company had non-capital losses carried forward available to reduce future years’ taxable income, which expire as follows: Year of expiry (millions of dollars) 2019 2018 2034 2 2 2035 221 221 2036 551 551 2037 172 172 2038 95 192 2039 202 — Total losses 1,243 1,138 8. ACCOUNTS RECEIVABLE December 31 (millions of dollars) 2019 2018 Accounts receivable – billed 330 292 Accounts receivable – unbilled 393 357 Accounts receivable, gross 723 649 Allowance for doubtful accounts (22) (21) Accounts receivable, net 701 628 The following table shows the movements in the allowance for doubtful accounts for the years ended December 31, 2019 and 2018: Year ended December 31 (millions of dollars) 2019 2018 Allowance for doubtful accounts – beginning (21) (29) Write-offs 18 25 Additions to allowance for doubtful accounts (19) (17) Allowance for doubtful accounts – ending (22) (21) 9. OTHER CURRENT ASSETS December 31 (millions of dollars) 2019 2018 Regulatory assets (Note 12) 52 42 Prepaid expenses and other assets 49 41 Materials and supplies 21 20 Derivative instrument – Foreign-Exchange Contract (Notes 4, 18) — 22 122 125 84 Hydro One Limited | Annual Report 2019

Notes to Consolidated Financial Statements

10. PROPERTY, PLANT AND EQUIPMENT

December 31, 2019 (millions of dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	17,454	5,714	711	12,451
Distribution	10,991	3,747	85	7,329
Communication	1,355	1,002	43	396
Administration and service	1,617	931	53	739
Easements	663	77	—	586
	32,080	11,471	892	21,501

December 31, 2018 (millions of dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	16,559	5,449	766	11,876
Distribution	10,580	3,561	75	7,094
Communication	1,306	922	48	432
Administration and service	1,548	893	58	713
Easements	647	75	—	572
	30,640	10,900	947	20,687

Financing charges capitalized on property, plant and equipment under construction were $45 million in 2019 (2018 – $51 million).

11. INTANGIBLE ASSETS

December 31, 2019 (millions of dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	912	512	56	456
Other	5	5	—	—
	917	517	56	456

December 31, 2018 (millions of dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	790	440	60	410
Other	5	5	—	—
	795	445	60	410

Financing charges capitalized to intangible assets under development were $3 million in 2019 (2018 – $2 million). The estimated annual amortization expense for intangible assets is as follows: 2020 – $63 million; 2021 – $61 million; 2022 – $58 million; 2023 – $48 million; and 2024 – $37 million.

Hydro One Limited | Annual Report 2019 85

Notes to Consolidated Financial Statements

12. REGULATORY ASSETS AND LIABILITIES

Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

December 31 (millions of dollars)	2019	2018
Regulatory assets:		
Deferred income tax regulatory asset	1,128	908
Pension benefit regulatory asset	1,125	547
Environmental	141	165
Post-retirement and post-employment benefits	105	–
Post-retirement and post-employment benefits – non-service cost	77	39
Foregone revenue deferral	67	–
Stock-based compensation	42	43
Debt premium	17	22
Distribution system code exemption	–	10
Other	26	29
Total regulatory assets	2,728	1,763
Less: current portion	(52)	(42)
	2,676	1,721
Regulatory liabilities:		
Tax rule changes variance	44	5
Distribution rate riders	42	6
Pension cost differential	31	55
Green energy expenditure variance	31	52
Retail settlement variance account	23	39
Earnings sharing mechanism deferral	21	–
External revenue variance	6	26
Deferred income tax regulatory liability	5	86
Post-retirement and post-employment benefits	–	130
Other	9	18
Total regulatory liabilities	212	417
Less: current portion	(45)	(91)
	167	326

Deferred Income Tax Regulatory Asset and Liability

Deferred income taxes are recognized on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. The Company has recognized regulatory assets and liabilities that correspond to deferred income taxes that flow through the rate-setting process. In the absence of rate-regulated accounting, the Company's income tax expense would have been recognized using the liability method and there would be no regulatory accounts established for taxes to be recovered through future rates. As a result, the 2019 income tax expense would have been higher by approximately $221 million (2018 – lower by $686 million).

On September 28, 2017, the OEB issued its decision and order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirements (Original Decision). In its Original Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax regime under the *Electricity Act, 1998* (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a decision and order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB's calculation would result in an impairment of a portion of both Hydro One Networks' transmission and distribution deferred income tax regulatory asset. In October 2017, the Company filed a Motion to Review and Vary (Motion) the Original Decision and filed an appeal with the Ontario Divisional Court (Appeal). In both cases, the Company's position was that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. On December 19, 2017, the OEB granted a hearing of the merits of the Motion which was held on February 12, 2018. On August 31, 2018, the OEB granted the Motion and returned the portion of the Original Decision relating to the deferred tax asset to an OEB panel for reconsideration.

On March 7, 2019, the OEB issued its reconsideration decision and concluded that their Original Decision was reasonable and should be upheld. Also, on March 7, 2019 the OEB issued its decision for Hydro One Networks' 2018–2022 distribution rates, in which it directed the Company to apply the Original Decision to Hydro One Networks' distribution rates. As a result, as at December 31, 2018, the Company recognized an impairment charge of Hydro One Networks' distribution deferred income tax regulatory asset of $474 million and Hydro One Networks' transmission deferred income tax regulatory asset of $558 million, an increase in deferred income

86 Hydro One Limited | Annual Report 2019

Notes to Consolidated Financial Statements

tax regulatory liability of $81 million, and a decrease in the foregone revenue deferral regulatory asset of $68 million. The regulatory balances relating to deferred tax asset sharing will continue to decrease as the tax savings are shared with ratepayers. Notwithstanding the recognition of the effects of the decision in the financial statements, on April 5, 2019, the Company filed an appeal with the Ontario Divisional Court with respect to the OEB's deferred tax benefit decision. The appeal was heard on November 21, 2019 and a decision is pending.

Pension Benefit Regulatory Asset

In accordance with OEB rate orders, pension costs are recovered on a cash basis as employer contributions are paid to the pension fund in accordance with the *Pension Benefits Act* (Ontario). The Company recognizes the net unfunded status of pension obligations on the Consolidated Balance Sheets with an offset to the associated regulatory asset. A regulatory asset is recognized because management considers it to be probable that pension benefit costs will be recovered in the future through the rate-setting process. The pension benefit obligation is remeasured to the present value of the actuarially determined benefit obligation at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, OCI would have been lower by $597 million (2018 – higher by $435 million) and OM&A expenses would have been lower by $20 million (2018 – higher by $1 million).

Environmental

Hydro One records a liability for the estimated future expenditures required to remediate environmental contamination. A regulatory asset is recognized because management considers it to be probable environmental expenditures will be recovered in the future through the rate-setting process. The Company has recorded an equivalent amount as a regulatory asset. In 2019, the environmental regulatory asset decreased by $3 million (2018 – $15 million) to reflect related changes in the Company's PCB and LAR environmental liabilities. The environmental regulatory asset is amortized to results of operations based on the pattern of actual expenditures incurred and charged to environmental liabilities. The OEB has the discretion to examine and assess the prudency and the timing of recovery of all of Hydro One's actual environmental expenditures. In the absence of rate-regulated accounting, 2019 OM&A expenses would have been lower by $3 million (2018 – $15 million). In addition, 2019 amortization expense would have been lower by $25 million (2018 – $22 million), and 2019 financing charges would have been higher by $4 million (2018 – $6 million).

Post-Retirement and Post-Employment Benefits

In accordance with OEB rate orders, post-retirement and post-employment benefits costs are recovered on an accrual basis. The Company recognizes the net unfunded status of post-retirement and post-employment obligations on the Consolidated Balance Sheets with an incremental offset to the associated regulatory assets. A regulatory asset is recognized because management considers it to be probable that post-retirement and post-employment benefit costs will be recovered in the future through the rate-setting process. The post-retirement and post-employment benefit obligation is remeasured to the present value of the actuarially determined benefit obligation at each year end based on an annual actuarial report, with an offset to the associated regulatory asset or liability as the case may be, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, 2019 OCI would have been lower by $235 million (2018 – higher by $166 million).

Post-Retirement and Post-Employment Benefits – Non-Service Cost

Hydro One applied to the OEB for a regulatory asset account to record the components other than service costs relating to its post- retirement and post-employment benefits that would have previously been capitalized to property, plant and equipment and intangible assets prior to adoption of ASU 2017-07. In May 2018 and March 2019, the OEB approved the regulatory asset account for Hydro One Networks' transmission business and distribution business, respectively. Hydro One has recorded the components other than service costs relating to its post-retirement and post-employment benefits that would have been capitalized to property, plant and equipment and intangible assets, in the Post-Retirement and Post-Employment Benefits – Non-Service Cost regulatory asset. Hydro One proposed disposition methodologies for the accumulated balance in the 2020–2022 transmission rate application which is pending an OEB decision.

Foregone Revenue Deferral

The foregone revenue deferral account is primarily made up of the difference between revenue earned based on distribution rates approved by the OEB in Hydro One Networks' 2018–2022 distribution rates application, effective May 1, 2018, and revenue earned under the interim rates until the approved 2018 and 2019 rates were implemented on July 1, 2019. The balance of this account is being recovered from ratepayers over an 18-month period ending December 31, 2020. The foregone revenue deferral account also records the difference between revenue earned based on transmission rates approved by the OEB in Hydro One Networks' 2019 transmission rate application, effective May 1, 2019, and the revenue earned under the interim rates until the approved 2019 rates were implemented on July 1, 2019. The balance of this account was being recovered from ratepayers over a 6-month period ended December 31, 2019. The 2019 revenue requirement related to NRLP (see Note 1 – Description of the Business and Note 4 – Business Combinations) is also recorded in this account.

Stock-based Compensation

The Company recognizes costs associated with share grant plans in a regulatory asset as management considers it probable that share grant plans' costs will be recovered in the future through the rate-setting process. In the absence of rate-regulated accounting, there would be no material impact to OM&A expenses (2018 – OM&A expenses would be higher by $1 million). Share grant costs are transferred to labour costs at the time the share grants vest and are issued, and are recovered in rates in accordance with recovery of said labour costs.

Debt Premium

The value of debt assumed in the acquisition of HOSSM has been recorded at fair value in accordance with US GAAP – Business Combinations. The OEB allows for recovery of interest at the coupon rate of the Senior Secured Bonds and a regulatory asset has been recorded for the difference between the fair value and face value of this debt. The debt premium is recovered over the remaining term of the debt.

Hydro One Limited | Annual Report 2019 87

Notes to Consolidated Financial Statements

Distribution System Code (DSC) Exemption

In June 2010, Hydro One Networks filed an application with the OEB regarding the OEB's new cost responsibility rules contained in the OEB's October 2009 Notice of Amendment to the DSC, with respect to the connection of certain renewable generators that were already connected or that had received a connection impact assessment prior to October 21, 2009. The application sought approval to record and defer the unanticipated costs incurred by Hydro One Networks that resulted from the connection of certain renewable generation facilities. The OEB ruled that identified specific expenditures can be recorded in a deferral account subject to the OEB's review in subsequent Hydro One Networks distribution applications. In 2015, the OEB also approved Hydro One's request to discontinue this deferral account. The remaining balance in this account at December 31, 2016, including accrued interest, was approved for disposition by the OEB in March 2019, and was transferred to the 2019–2020 Rate Rider.

Tax Rule Changes Variance

The 2019 federal and Ontario budgets (Budgets) provided certain time-limited investment incentives permitting Hydro One to deduct accelerated capital cost allowance of up to three times the first-year rate for capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028. The Budgets measures enacted in the second quarter of 2019 required Hydro One to refund the tax benefits related to the accelerated depreciation rules to ratepayers. The tax benefit to be returned to ratepayers in the future gave rise to a regulatory liability and resulted in a decrease in revenues as current rates do not include the benefit of the accelerated tax; therefore, the revenue subject to refund cannot be recognized.

Distribution Rate Riders

In March 2019, as part of its decision on Hydro One Networks' distribution rates application for 2018–2022, the OEB approved the disposition of certain deferral and variance accounts which were accumulated in a 2019–2020 Rate Rider. The Distribution Rate Riders balance includes the 2019–2020 Rate Rider, where amounts are currently being disposed of over an 18-month period ending December 31, 2020, and the 2015–2017 Rate Rider balance, representing over-collected amounts to be returned to ratepayers in a future rate application.

Pension Cost Differential

Variances between the pension cost recognized and the cost embedded in rates as part of the rate-setting process for Hydro One Networks' transmission business are recognized as a regulatory asset or regulatory liability, as the case may be. Similar variances were recognized for the distribution business prior to January 1, 2018, but are no longer recognized based on the March 7, 2019 decision. In March 2019, the OEB approved the disposition of the distribution business portion of the balance as at December 31, 2016, including accrued interest, and the balance was transferred to the 2019–2020 Rate Rider. The transmission portion of the balance as at December 31, 2018, including accrued interest, was requested for disposition in the 2020–2022 transmission rate application. On March 26, 2019, the Company filed a motion to review and vary the OEB's decision as it relates to rates revenue requirement recovery of employer pension costs. Concurrently, the Company filed an appeal with the Ontario Divisional Court. The appeal was held in abeyance pending the outcome of the motion made before the OEB. During the year, the Company reflected a portion of pension costs incurred in the Hydro One Networks' distribution Pension Cost Differential regulatory account, pending the outcome of the motion before the OEB. On December 19, 2019, the OEB affirmed its earlier decision with respect to recovery of the revenue requirement associated with pension costs. As a result, Hydro One derecognized the portion relating to pension costs charged to operations as a reversal of revenues of $13 million as this amount is no longer probable for recovery. Hydro One also transferred to property, plant and equipment and intangible assets the portion attributable to capital expenditures in the amount of $37 million. Hydro One has decided to discontinue its appeal of the OEB decision with the Ontario Divisional Court. In the absence of rate-regulated accounting, 2019 revenue would have been higher by $5 million (2018 – $29 million).

Green Energy Expenditure Variance

In April 2010, the OEB requested the establishment of deferral accounts which capture the difference between the revenue recorded on the basis of Green Energy Plan expenditures incurred and the actual recoveries received. The smart grid variance account balance as at December 31, 2016, including accrued interest, was approved for disposition by the OEB in March 2019, and was transferred to the 2019–2020 Rate Rider.

Retail Settlement Variance Account (RSVA)

Hydro One has deferred certain retail settlement variance amounts under the provisions of Article 490 of the OEB's Accounting Procedures Handbook. The RSVA account tracks the difference between the cost of power purchased from the Independent Electricity System Operator (IESO) and the cost of power recovered from ratepayers. The balance as at December 31, 2014, including accrued interest, was approved for disposition by the OEB in March 2019, and was transferred to the 2019–2020 Rate Rider.

Earnings Sharing Mechanism Deferral

In March 2019, the OEB approved the establishment of an earnings sharing mechanism deferral account for Hydro One Networks distribution to record over-earnings, if any, realized for any year from 2018 to 2022. Under this mechanism, Hydro One shares 50% of regulated earnings that exceed the OEB-approved regulatory return-on-equity by more than 100 basis points with distribution ratepayers. This account is asymmetrical to the benefit of ratepayers.

External Revenue Variance

The external revenue variance account balance reflects the difference between actual export service revenue and external revenues from secondary land use, and the OEB-approved amounts. The account also records the difference between actual net external station maintenance, engineering and construction services revenue, and other external revenue, and the OEB-approved amounts. In September 2017, the OEB approved the disposition of the external revenue variance account as at December 31, 2015, including accrued interest, which was returned to customers over a two-year period ended December 31, 2018. The balance as at December 31, 2018, including accrued interest, was requested for disposition in the 2020–2022 transmission rate application.

88 Hydro One Limited | Annual Report 2019

Notes to Consolidated Financial Statements

13. OTHER LONG-TERM ASSETS

December 31 (millions of dollars)	2019	2018
Right-of-Use assets (Notes 3, 23)	75	—
Other	12	5
	87	5

14. ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

December 31 (millions of dollars)	2019	2018
Accounts payable	189	179
Accrued liabilities	642	590
Accrued interest	104	96
Regulatory liabilities (Note 12)	45	91
Lease obligations (Note 23)	9	—
	989	956

15. OTHER LONG-TERM LIABILITIES

December 31 (millions of dollars)	2019	2018
Post-retirement and post-employment benefit liability (Note 20)	1,723	1,417
Pension benefit liability (Note 20)	1,125	547
Environmental liabilities (Note 21)	111	139
Lease obligations (Note 23)	69	—
Long-term accounts payable	6	12
Asset retirement obligations (Note 22)	10	10
Other liabilities	11	10
	3,055	2,135

16. DEBT AND CREDIT AGREEMENTS

Short-Term Notes and Credit Facilities

Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under Hydro One Inc.'s Commercial Paper Program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by Hydro One Inc.'s revolving standby credit facilities totalling $2,300 million.

At December 31, 2019, Hydro One's consolidated committed and unsecured credit facilities (Operating Credit Facilities) consisted of the following:

(millions of dollars)	Maturity	Total Amount	Amount Drawn
Hydro One Inc.			
Revolving standby credit facilities	June 2024[1]	2,300	—
Hydro One			
Five-year senior, revolving term credit facility	June 2024[1]	250	—
Total		2,550	—

1 On June 3, 2019, the maturity dates for the Operating Credit Facilities were extended from November 2021 and June 2022 to June 2024.

On February 1, 2019, Hydro One entered into a credit agreement for a $170 million unsecured Demand Facility which was used to fund the payment of the Merger termination fee and other Merger-related costs (See Note 4 – Business Combinations). On June 6, 2019, the $170 million drawn on the Demand Facility was repaid, and the Demand Facility is no longer available.

The Company may use the credit facilities for working capital and general corporate purposes. If used, interest on the credit facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.

Subsidiary Debt Guarantee

Hydro One Holdings Limited (HOHL) is an indirect wholly-owned subsidiary of Hydro One that may offer and sell debt securities. Any debt securities issued by HOHL are fully and unconditionally guaranteed by the Company. At December 31, 2019 or 2018, no debt securities have been issued by HOHL.

Hydro One Limited | Annual Report 2019 89

Notes to Consolidated Financial Statements Long-Term Debt The following table presents long-term debt outstanding at December 31, 2019 and 2018: December 31 (millions of dollars) 2019 2018 Floating-rate Series 31 notes due 20191 — 228 1.48% Series 37 notes due 20192 — 500 4.40% Series 20 notes due 2020 300 300 1.62% Series 33 notes due 20202 350 350 1.84% Series 34 notes due 2021 500 500 2.57% Series 39 notes due 20212 300 300 3.20% Series 25 notes due 2022 600 600 2.54% Series 42 notes due 2024 700 — 2.97% Series 40 notes due 2025 350 350 2.77% Series 35 notes due 2026 500 500 3.02% Series 43 notes due 2029 550 — 7.35% Debentures due 2030 400 400 6.93% Series 2 notes due 2032 500 500 6.35% Series 4 notes due 2034 385 385 5.36% Series 9 notes due 2036 600 600 4.89% Series 12 notes due 2037 400 400 6.03% Series 17 notes due 2039 300 300 5.49% Series 18 notes due 2040 500 500 4.39% Series 23 notes due 2041 300 300 6.59% Series 5 notes due 2043 315 315 4.59% Series 29 notes due 2043 435 435 4.17% Series 32 notes due 2044 350 350 5.00% Series 11 notes due 2046 325 325 3.91% Series 36 notes due 2046 350 350 3.72% Series 38 notes due 2047 450 450 3.63% Series 41 notes due 2049 750 750 3.64% Series 44 notes due 2050 250 — 4.00% Series 24 notes due 2051 225 225 3.79% Series 26 notes due 2062 310 310 4.29% Series 30 notes due 2064 50 50 Hydro One Inc. long-term debt (a) 11,345 10,573 6.6% Senior Secured Bonds due 2023 (Principal amount – $105 million) 121 129 4.6% Note Payable due 2023 (Principal amount – $36 million) 39 39 HOSSM long-term debt (b) 160 168 11,505 10,741 Add: Net unamortized debt premiums 12 13 Add: Unrealized mark-to-market loss (gain)2 1 (5) Less: Unamortized deferred debt issuance costs (43) (40) Total long-term debt 11,475 10,709 1 The interest rates of the floating-rate notes are referenced to the three-month Canadian dollar bankers’ acceptance rate, plus a margin. 2 The unrealized mark-to-market net loss of $1 million relates to $50 million of the Series 33 notes due 2020 and $300 million Series 39 notes due 2021 (2018 – unrealized mark-to- market net gain also related to $500 million Series 37 notes due 2019). The unrealized mark-to-market net loss is offset by a $1 million unrealized mark-to-market net gain (2018 – $5 million net loss) on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges. 90 Hydro One Limited | Annual Report 2019

Notes to Consolidated Financial Statements

(a) Hydro One Inc. long-term debt

At December 31, 2019, long-term debt of $11,345 million (2018 – $10,573 million) was outstanding, the majority of which was issued under Hydro One Inc.'s Medium Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in March 2018 is $4,000 million. At December 31, 2019, $1,100 million remained available for issuance until April 2020.

In 2019, Hydro One Inc. issued long-term debt totalling $1,500 million (2018 – $1,400 million) and repaid long-term debt of $728 million (2018 – $750 million) under its MTN Program.

(b) HOSSM long-term debt

At December 31, 2019, HOSSM long-term debt of $160 million (2018 – $168 million), with a principal amount of $141 million (2018 – $143 million) was outstanding. In 2019, no long-term debt was issued (2018 – $nil), and $2 million (2018 – $3 million) of long-term debt was repaid.

The total long-term debt is presented on the consolidated balance sheets as follows:

December 31 (millions of dollars)	2019	2018
Current liabilities:		
Long-term debt payable within one year	**653**	731
Long-term liabilities:		
Long-term debt	**10,822**	9,978
Total long-term debt	**11,475**	10,709

Principal and Interest Payments

At December 31, 2019, principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments (millions of dollars)	Interest Payments (millions of dollars)	Weighted Average Interest Rate (%)
Year 1	653	473	2.9
Year 2	803	455	2.1
Year 3	604	436	3.2
Year 4	131	423	6.1
Year 5	700	410	2.5
	2,891	2,197	2.8
Years 6–10	1,400	1,901	2.9
Thereafter	7,195	4,151	5.0
	11,486	8,249	4.2

17. CONVERTIBLE DEBENTURES

The following table presents the change in convertible debentures during the years ended December 31, 2019 and 2018:

Year ended December 31 (millions of dollars)	2019	2018
Carrying value – beginning	**489**	487
Amortization of deferred financing costs	**—**	2
Derecognition of deferred financing costs (Notes 4, 6)	**24**	—
Redemption (Note 4)	**(513)**	—
Carrying value – ending	**—**	489
Face value – ending	**—**	513

Hydro One Limited | Annual Report 2019 91

Notes to Consolidated Financial Statements

In August 2017, in connection with the proposed Merger (see Note 4 – Business Combinations), the Company completed the sale (Debenture Offering) of $1,540 million aggregate principal amount of 4.00% convertible unsecured subordinated debentures (Convertible Debentures). The Convertible Debentures were sold on an instalment basis at a price of $1,000 per Convertible Debenture, of which $333 (Initial Instalment) was paid on closing of the Debenture Offering and the remaining $667 (Final Instalment) would have been payable following the satisfaction of certain conditions precedent to the closing of the Merger. The gross proceeds received from the Initial Instalment were $513 million. The Company incurred financing costs of $27 million, which had been initially deferred and were being amortized to financing charges.

As a result of the termination of the Merger agreement (see Note 4 – Business Combinations), on February 8, 2019, Hydro One redeemed the Convertible Debentures and paid the holders of the instalment receipts $513 million ($333 per $1,000 principal amount) plus accrued and unpaid interest of $7 million. In addition, unamortized deferred financing costs of $24 million were derecognized and expensed in financing charges. The interest expense recorded in 2019 was $7 million (2018 – $62 million).

18. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received in the sale of an asset or the amount that would be paid to transfer a liability.

Hydro One classifies its fair value measurements based on the following hierarchy, as prescribed by the accounting guidance for fair value, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that Hydro One has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information.

Level 2 inputs are those other than quoted market prices that are observable, either directly or indirectly, for an asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest-rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates. A Level 2 measurement cannot have more than an insignificant portion of the valuation based on unobservable inputs.

Level 3 inputs are any fair value measurements that include unobservable inputs for the asset or liability for more than an insignificant portion of the valuation. A Level 3 measurement may be based primarily on Level 2 inputs.

Non-Derivative Financial Assets and Liabilities

At December 31, 2019 and 2018, the Company's carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.

Fair Value Measurements of Long-Term Debt

The fair values and carrying values of the Company's long-term debt at December 31, 2019 and 2018 are as follows:

December 31 (millions of dollars)	2019 Carrying Value	2019 Fair Value	2018 Carrying Value	2018 Fair Value
Long-term debt measured at fair value:				
$50 million of MTN Series 33 notes	50	50	49	49
$500 million MTN Series 37 notes	—	—	495	495
$300 million MTN Series 39 notes	301	301	301	301
Other notes and debentures	11,124	13,121	9,864	10,820
Long-term debt, including current portion	11,475	13,472	10,709	11,665

Fair Value Measurements of Derivative Instruments

Fair Value Hedges

At December 31, 2019, Hydro One Inc. had interest-rate swaps with a total notional amount of $350 million (2018 – $850 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. Hydro One Inc.'s fair value hedge exposure was approximately 3% (2018 – 8%) of its total long-term debt. At December 31, 2019, Hydro One Inc. had the following interest-rate swaps designated as fair value hedges:

- a $50 million fixed-to-floating interest-rate swap agreement to convert $50 million of the $350 million MTN Series 33 notes maturing April 30, 2020 into three-month variable rate debt; and
- a $300 million fixed-to-floating interest-rate swap agreement to convert the $300 million MTN Series 39 notes maturing June 25, 2021 into three-month variable rate debt.

92 Hydro One Limited | Annual Report 2019

Notes to Consolidated Financial Statements

Cash Flow Hedges

At December 31, 2019, Hydro One Inc. had a total of $800 million in 3-year pay-fixed, receive-floating interest-rate swap agreements designated as cash flow hedges. These cash flow hedges are intended to offset the variability of interest rates on the issuances of short-term commercial paper between January 9, 2020 and March 9, 2023.

At December 31, 2019 and 2018, the Company had no interest-rate swaps classified as undesignated contracts.

In October 2017, the Company entered into a Foreign-Exchange Contract to convert $1,400 million Canadian to US dollars at an initial forward rate of 1.27486 Canadian per 1.00 US dollars, and a range up to 1.28735 Canadian per 1.00 US dollars based on the settlement date. The Foreign-Exchange Contract was contingent on the Company closing the proposed Merger (see Note 4 – Business Combinations) and was intended to mitigate the foreign currency risk related to the portion of the Merger purchase price financed with the issuance of Convertible Debentures. This contract was an economic hedge and did not qualify for hedge accounting. It has been accounted for as an undesignated contract with changes in fair value being recorded in earnings as they occurred. As a result of the termination of the Merger agreement (see Note 4 – Business Combinations) in January 2019, the Foreign-Exchange Contract was terminated and previously recorded unrealized gains of $22 million were reversed in financing charges. No payment was due or payable by Hydro One related to the Foreign-Exchange Contract.

Fair Value Hierarchy

The fair value hierarchy of financial assets and liabilities at December 31, 2019 and 2018 is as follows:

December 31, 2019 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:					
Derivative instruments[1]					
Fair value hedges (interest-rate swaps)	1	1	–	1	–
Cash flow hedges (interest-rate swaps)	2	2	–	2	–
	3	3	–	3	–
Liabilities:					
Long-term debt, including current portion	11,475	13,472	–	13,472	–
	11,475	13,472	–	13,472	–

1 Derivative assets are included in other long-term assets on the consolidated balance sheets.

December 31, 2018 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:					
Derivative instrument – Foreign-Exchange Contract[1]	22	22	–	–	22
	22	22	–	–	22
Liabilities:					
Long-term debt, including current portion	10,709	11,665	–	11,665	–
Convertible debentures	489	491	491	–	–
Derivative instruments – fair value hedges (interest-rate swaps)[2]	5	5	–	5	–
	11,203	12,161	491	11,670	–

1 Derivative assets are included in other current assets on the consolidated balance sheets.

2 Derivative liabilities are included in other long-term liabilities on the consolidated balance sheets.

The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

There were no transfers between any of the fair value levels during the years ended December 31, 2019 or 2018.

Hydro One Limited | Annual Report 2019 93

Notes to Consolidated Financial Statements

Changes in the Fair Value of Financial Instruments Classified in Level 3

The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the years ended December 31, 2019 and 2018.

Year ended December 31 (millions of dollars)	2019	2018
Fair value of asset (liability) – beginning	22	(3)
Unrealized gain (loss) on Foreign-Exchange Contract included in financing charges	(22)	25
Fair value of asset – ending	—	22

Risk Management

Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company's business.

Market Risk

Market risk refers primarily to the risk of loss which results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.

The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels in anticipation of future financing.

A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One's net income for the years ended December 31, 2019 and 2018.

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the years ended December 31, 2019 and 2018 were not material.

For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, net of tax, on the derivative instrument is recorded as OCI and is reclassified to results of operations in the same period during which the hedged transaction affects results of operations. The unrealized gain, net of tax, on the cash flow hedges for the year ended December 31, 2019 recorded in OCI was $2 million (2018 – $nil), resulting in an AOCI balance of $2 million related to cash flow hedges at December 31, 2019 (2018 – $nil). No amounts were reclassified to results of operations during 2019 or 2018. The Company estimates that the amount of AOCI, net of tax, related to cash flow hedges to be reclassified to results of operations in the next 12 months is not significant. Actual amounts reclassified to results of operations depend on the market risk in effect until the derivative contracts mature. For all forecasted transactions, the maximum term over which the Company is hedging exposures to the variability of cash flows is approximately three years.

Credit Risk

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At December 31, 2019 and 2018, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company's revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At December 31, 2019 and 2018, there was no material accounts receivable balance due from any single customer.

At December 31, 2019, the Company's allowance for doubtful accounts was $22 million (2018 – $21 million). The allowance for doubtful accounts reflects the Company's current lifetime expected credit losses for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. At December 31, 2019, approximately 5% (2018 – 5%) of the Company's net accounts receivable were outstanding for more than 60 days.

Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly rated counterparties; limiting total exposure levels with individual counterparties; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company's credit risk for accounts receivable is limited to the carrying amounts on the Consolidated Balance Sheets.

Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At December 31, 2019 and 2018, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At December 31, 2019, Hydro One's credit exposure for all derivative instruments, and applicable payables and receivables, had a credit rating of investment grade, with three financial institutions as the counterparties.

94 Hydro One Limited | Annual Report 2019

Notes to Consolidated Financial Statements

Liquidity Risk
Liquidity risk refers to the Company's ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the Commercial Paper Program, Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund normal operating requirements.

On June 18, 2018, Hydro One filed a short form base shelf prospectus (Universal Base Shelf Prospectus) with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $4.0 billion of debt, equity or other securities, or any combination thereof, during the 25-month period ending on July 18, 2020. On November 23, 2018, HOHL filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3.0 billion of debt securities, unconditionally guaranteed by Hydro One, during the 25-month period ending on December 23, 2020. At December 31, 2019, no securities have been issued under the Universal Base Shelf Prospectus or the US Debt Shelf Prospectus.

19. CAPITAL MANAGEMENT

The Company's objectives with respect to its capital structure are to maintain effective access to capital on a long-term basis at reasonable rates, and to deliver appropriate financial returns. In order to ensure ongoing access to capital, the Company targets to maintain strong credit quality. At December 31, 2019 and 2018, the Company's capital structure was as follows:

December 31 (millions of dollars)	2019	2018
Long-term debt payable within one year	653	731
Short-term notes payable	1,143	1,252
Less: cash and cash equivalents	(30)	(483)
	1,766	1,500
Long-term debt	10,822	9,978
Convertible debentures	—	489
Preferred shares	418	418
Common shares	5,661	5,643
Retained earnings	3,667	3,459
Total capital	22,324	21,487

Hydro One Inc. and HOSSM have customary covenants typically associated with long-term debt. Long-term debt and credit facility covenants limit permissible debt to 75% of its total capitalization, limit the ability to sell assets and impose a negative pledge provision, subject to customary exceptions. At December 31, 2019, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.

20. PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

Hydro One has a defined benefit pension plan (Pension Plan), a DC Plan, a supplemental pension plan (Supplemental Plan), and post-retirement and post-employment benefit plans.

DC Plan
Hydro One established a DC Plan effective January 1, 2016. The DC Plan covers eligible management employees hired on or after January 1, 2016, as well as management employees hired before January 1, 2016 who were not eligible or had not irrevocably elected to join the Pension Plan as of September 30, 2015. Members of the DC Plan have an option to contribute 4%, 5% or 6% of their pensionable earnings, with matching contributions by Hydro One up to an annual contribution limit. There is also a Supplemental DC Plan that provides members of the DC Plan with employer contributions beyond the limitations imposed by the *Income Tax Act* (Canada) in the form of credits to a notional account. Hydro One contributions to the DC Plan for the year ended December 31, 2019 were $1 million (2018 – $1 million).

Pension Plan, Supplemental Plan, and Post-Retirement and Post-Employment Plans
The Pension Plan is a defined benefit contributory plan which covers eligible regular employees of Hydro One and its subsidiaries. The Pension Plan provides benefits based on highest three-year average pensionable earnings. For management employees who commenced employment on or after January 1, 2004, and for the Society of United Professionals (Society)-represented staff hired after November 17, 2005, benefits are based on highest five-year average pensionable earnings. After retirement, pensions are indexed to inflation. Membership in the Pension Plan was closed to management employees who were not eligible or had not irrevocably elected to join the Pension Plan as of September 30, 2015. These employees are eligible to join the DC Plan.

Company and employee contributions to the Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2018 and filed on September 30, 2019. The next actuarial valuation will

Hydro One Limited | Annual Report 2019 95

Notes to Consolidated Financial Statements

be performed no later than effective December 31, 2021. Total annual cash Pension Plan employer contributions for 2019 were $61 million (2018 – $75 million). Estimated annual Pension Plan employer contributions for the years 2020, 2021, 2022, 2023 and 2024 are approximately $66 million, $65 million, $64 million, $64 million, and $64 million, respectively.

The Supplemental Plan provides members of the Pension Plan with benefits that would have been earned and payable under the Pension Plan beyond the limitations imposed by the *Income Tax Act* (Canada). The Supplemental Plan obligation is included with other post-retirement and post-employment benefit obligations on the Consolidated Balance Sheets.

Hydro One recognizes the overfunded or underfunded status of the Pension Plan, and post-retirement and post-employment benefit plans (Plans) as an asset or liability on its Consolidated Balance Sheets, with offsetting regulatory assets and liabilities as appropriate. The underfunded benefit obligations for the Plans, in the absence of regulatory accounting, would be recognized in AOCI. The impact of changes in assumptions used to measure pension and post-retirement benefit obligations is generally recognized over the expected average remaining service period of the employees and using the corridor approach for the post-retirement benefit plan. For post-employment benefit plan, the impact of changes in assumptions are recognized immediately in the net periodic benefit cost. The measurement date for the Plans is December 31.

The following tables provide the components of the unfunded status of the Company's Plans at December 31, 2019 and 2018:

	Pension Benefits		Post-Retirement and Post-Employment Benefits	
Year ended December 31 (millions of dollars)	2019	2018	2019	2018
Change in projected benefit obligation				
Projected benefit obligation, beginning of year	7,752	8,258	1,465	1,565
Current service cost	145	176	56	50
Employee contributions	55	52	—	—
Interest cost	303	282	60	54
Benefits paid	(371)	(362)	(47)	(49)
Net actuarial loss (gain)	1,089	(654)	243	(158)
Recognition of prior service	—	—	—	3
Net transfers[1]	—	—	6	—
Projected benefit obligation, end of year	8,973	7,752	1,783	1,465
Change in plan assets				
Fair value of plan assets, beginning of year	7,205	7,277	—	—
Actual return on plan assets	922	190	—	—
Benefits paid	(371)	(362)	(47)	(49)
Employer contributions	61	75	47	49
Employee contributions	55	52	—	—
Administrative expenses	(24)	(27)	—	—
Fair value of plan assets, end of year	7,848	7,205	—	—
Unfunded status	1,125	547	1,783	1,465

1 Effective January 1, 2019, liabilities associated with the HOSSM post-employment benefit plans were transferred to the Hydro One post-employment benefit plans.

Hydro One presents its benefit obligations and plan assets net on its Consolidated Balance Sheets as follows:

	Pension Benefits		Post-Retirement and Post-Employment Benefits	
December 31 (millions of dollars)	2019	2018	2019	2018
Other assets[1]	3	3	—	—
Accrued liabilities	—	—	60	55
Pension benefit liability	1,125	547	—	—
Post-retirement and post-employment benefit liability[2]	—	—	1,723	1,417
Net unfunded status	1,122	544	1,783	1,472

1 Represents the funded status of HOSSM defined benefit pension plan.

2 Includes $nil (2018 – $7 million) relating to HOSSM post-employment benefit plans. Effective January 1, 2019, liabilities associated with the HOSSM post-employment benefit plans were transferred to the Hydro One post-employment benefit plans.

96 Hydro One Limited | Annual Report 2019

Notes to Consolidated Financial Statements

The funded or unfunded status of the Plans refers to the difference between the fair value of plan assets and the PBO for the Plans. The funded/unfunded status changes over time due to several factors, including contribution levels, assumed discount rates and actual returns on plan assets.

The following table provides the PBO, accumulated benefit obligation (ABO) and fair value of plan assets for the Pension Plan:

December 31 (millions of dollars)	2019	2018
PBO	8,973	7,752
ABO	8,183	7,144
Fair value of plan assets	7,848	7,205

On an ABO basis, the Pension Plan was funded at 96% at December 31, 2019 (2018 – 101%). On a PBO basis, the Pension Plan was funded at 87% at December 31, 2019 (2018 – 93%). The ABO differs from the PBO in that the ABO includes no assumption about future compensation levels.

Components of Net Periodic Benefit Costs

The following table provides the components of the net periodic benefit costs for the years ended December 31, 2019 and 2018 for the Pension Plan:

Year ended December 31 (millions of dollars)	2019	2018
Current service cost	145	176
Interest cost	303	282
Expected return on plan assets, net of expenses	(462)	(467)
Amortization of actuarial losses	55	84
Net periodic benefit costs	41	75
Charged to results of operations[1]	30	32

1 The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the year ended December 31, 2019, pension costs of $73 million (2018 – $75 million) were attributed to labour, of which $30 million (2018 – $32 million) was charged to operations, and $43 million (2018 – $43 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.

The following table provides the components of the net periodic benefit costs for the years ended December 31, 2019 and 2018 for the post-retirement and post-employment benefit plans:

Year ended December 31 (millions of dollars)	2019	2018
Current service cost	56	50
Interest cost	60	53
Amortization of actuarial losses	7	15
Recognition of prior service	—	3
Net periodic benefit costs	123	121
Charged to results of operations[1]	50	52

1 The Company accounts for post-retirement and post-employment costs consistent with their inclusion in OEB-approved rates. During the year ended December 31, 2019, post-retirement and post-employment costs of $123 million (2018 – $121 million) were attributed to labour, of which $50 million (2018 – $52 million) was charged to operations, $39 million (2018 – $41 million) was recorded as regulatory assets, and $34 million (2018 – $28 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.

Assumptions

The measurement of the obligations of the Plans and the costs of providing benefits under the Plans involves various factors, including the development of valuation assumptions and accounting policy elections. When developing the required assumptions, the Company considers historical information as well as future expectations. The measurement of benefit obligations and costs is impacted by several assumptions including the discount rate applied to benefit obligations, the long-term expected rate of return on plan assets, Hydro One's expected level of contributions to the Plans, the incidence of mortality, the expected remaining service period of plan participants, the level of compensation and rate of compensation increases, employee age, length of service, and the anticipated rate of increase of health care costs, among other factors. The impact of changes in assumptions used to measure the obligations of the Plans is generally recognized over the expected average remaining service period of the plan participants. In selecting the expected rate of return on plan assets, Hydro One considers historical economic indicators that impact asset returns, as well as expectations regarding future long-term capital market performance, weighted by target asset class allocations. In general, equity securities, real estate and private equity investments are forecasted to have higher returns than fixed-income securities.

Hydro One Limited | Annual Report 2019 97

Notes to Consolidated Financial Statements

The following weighted average assumptions were used to determine the benefit obligations at December 31, 2019 and 2018:

Year ended December 31	Pension Benefits 2019	Pension Benefits 2018	Post-Retirement and Post-Employment Benefits 2019	Post-Retirement and Post-Employment Benefits 2018
Significant assumptions:				
Weighted average discount rate	3.10%	3.90%	3.10%	4.00%
Rate of compensation scale escalation (long-term)	2.50%	2.50%	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%	2.00%	2.00%
Rate of increase in health care cost trends[1]	—	—	4.04%	4.04%

1 5.09% per annum in 2020, grading down to 4.04% per annum in and after 2031 (2018 – 5.19% per annum in 2019, grading down to 4.04% per annum in and after 2031).

The following weighted average assumptions were used to determine the net periodic benefit costs for the years ended December 31, 2019 and 2018. Assumptions used to determine current year-end benefit obligations are the assumptions used to estimate the subsequent year's net periodic benefit costs.

Year ended December 31	2019	2018
Pension Benefits:		
Weighted average expected rate of return on plan assets	6.50%	6.50%
Weighted average discount rate	3.90%	3.40%
Rate of compensation scale escalation (long-term)	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%
Average remaining service life of employees (years)	15	15
Post-Retirement and Post-Employment Benefits:		
Weighted average discount rate	4.00%	3.40%
Rate of compensation scale escalation (long-term)	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%
Average remaining service life of employees (years)	15.5	15.5
Rate of increase in health care cost trends[1]	4.04%	4.04%

1 5.19% per annum in 2019, grading down to 4.04% per annum in and after 2031 (2018 – 5.26% per annum in 2018, grading down to 4.04% per annum in and after 2031).

The discount rate used to determine the current year pension obligation and the subsequent year's net periodic benefit costs is based on a yield curve approach. Under the yield curve approach, expected future benefit payments for each plan are discounted by a rate on a third-party bond yield curve corresponding to each duration. The yield curve is based on "AA" long-term corporate bonds. A single discount rate is calculated that would yield the same present value as the sum of the discounted cash flows.

The effect of a 1% change in health care cost trends on the PBO for the post-retirement and post-employment benefits at December 31, 2019 and 2018 is as follows:

December 31 (millions of dollars)	2019	2018
Projected benefit obligation:		
Effect of a 1% increase in health care cost trends	281	230
Effect of a 1% decrease in health care cost trends	(213)	(175)

The effect of a 1% change in health care cost trends on the service cost and interest cost for the post-retirement and post-employment benefits for the years ended December 31, 2019 and 2018 is as follows:

Year ended December 31 (millions of dollars)	2019	2018
Service cost and interest cost:		
Effect of a 1% increase in health care cost trends	21	23
Effect of a 1% decrease in health care cost trends	(16)	(16)

98 Hydro One Limited | Annual Report 2019

Notes to Consolidated Financial Statements The following approximate life expectancies were used in the mortality assumptions to determine the PBO for the pension and post-retirement and post- employment plans at December 31, 2019 and 2018: December 31 2019 2018 Life expectancy at age 65 for a member currently at: (years) (years) Age 65 – male 22 22 Age 65 – female 25 25 Age 45 – male 23 23 Age 45 – female 26 25 Estimated Future Benefit Payments At December 31, 2019, estimated future benefit payments to the participants of the Plans were: Post-Retirement and Post-Employment (millions of dollars) Pension Benefits Benefits 2020 345 61 2021 354 61 2022 362 62 2023 369 64 2024 375 64 2025 through to 2029 1,945 342 Total estimated future benefit payments through to 2029 3,750 654 Components of Regulatory Assets A portion of actuarial gains and losses and prior service costs is recorded within regulatory assets on Hydro One’s Consolidated Balance Sheets to reflect the expected regulatory inclusion of these amounts in future rates, which would otherwise be recorded in OCI. These amounts are reflected in the following table: Year ended December 31 (millions of dollars) 2019 2018 Pension Benefits: Actuarial loss (gain) for the year 652 (350) Amortization of actuarial losses (55) (84) 597 (434) Post-Retirement and Post-Employment Benefits: Actuarial loss (gain) for the year 242 (158) Amortization of actuarial losses (7) (15) Amortization of prior service cost — (3) Amounts not subject to regulatory treatment — 10 235 (166) The following table provides the components of regulatory assets that have not been recognized as components of net periodic benefit costs for the years ended December 31, 2019 and 2018: Year ended December 31 (millions of dollars) 2019 2018 Pension Benefits: Actuarial loss 1,125 547 Post-Retirement and Post-Employment Benefits: Actuarial loss (gain) 105 (130) Hydro One Limited | Annual Report 2019 99

Notes to Consolidated Financial Statements The following table provides the components of regulatory assets at December 31 that are expected to be amortized as components of net periodic benefit costs in the following year: Post-Retirement and Pension Benefits Post-Employment Benefits December 31 (millions of dollars) 2019 2018 2019 2018 Actuarial loss (gain) 95 55 2 (1) Pension Plan Assets and Procedures (SIPP), which is reviewed and approved by the Human Investment Strategy Resource Committee of Hydro One’s Board of Directors. The Company On a regular basis, Hydro One evaluates its investment strategy to ensure manages net assets by engaging knowledgeable external investment that Pension Plan assets will be sufficient to pay Pension Plan benefits when managers who are charged with the responsibility of investing existing due. As part of this ongoing evaluation, Hydro One may make changes funds and new funds (current year’s employee and employer contributions) to its targeted asset allocation and investment strategy. The Pension Plan is in accordance with the approved SIPP. The performance of the managers managed at a net asset level. The main objective of the Pension Plan is to is monitored through a governance structure. Increases in net assets are sustain a certain level of net assets in order to meet the pension obligations a direct result of investment income generated by investments held by the of the Company. The Pension Plan fulfils its primary objective by adhering Pension Plan and contributions to the Pension Plan by eligible employees to specific investment policies outlined in its Statement of Investment Policies and by the Company. The main use of net assets is for benefit payments to eligible Pension Plan members. Pension Plan Asset Mix At December 31, 2019, the Pension Plan target asset allocations and weighted average asset allocations were as follows: Target Pension Plan Allocation (%) Assets (%) Equity securities 45 52 Debt securities 35 35 Real Estate and Infrastructure 20 13 100 100 At December 31, 2019, the Pension Plan held $21 million (2018 – $18 million) Hydro One corporate bonds and $504 million (2018 – $546 million) of debt securities of the Province. Concentrations of Credit Risk The Pension Plan’s Statement of Investment Beliefs and Guidelines provides Hydro One evaluated its Pension Plan’s asset portfolio for the existence guidelines and restrictions for eligible investments taking into account credit of significant concentrations of credit risk as at December 31, 2019 and ratings, maximum investment exposure and other controls in order to limit the 2018. Concentrations that were evaluated include, but are not limited to, impact of this risk. The Pension Plan manages its counterparty credit risk with investment concentrations in a single entity, concentrations in a type of respect to bonds by investing in investment-grade and government bonds industry, and concentrations in individual funds. At December 31, 2019 and with respect to derivative instruments by transacting only with highly and 2018, there were no significant concentrations (defined as greater rated financial institutions, and also by ensuring that exposure is diversified than 10% of plan assets) of risk in the Pension Plan’s assets. across counterparties. The risk of default on transactions in listed securities is considered minimal, as the trade will fail if either party to the transaction does not meet its obligation. 100 Hydro One Limited | Annual Report 2019

Notes to Consolidated Financial Statements

Fair Value Measurements

The following tables present the Pension Plan assets and liabilities measured and recorded at fair value on a recurring basis and their level within the fair value hierarchy at December 31, 2019 and 2018:

December 31, 2019 (millions of dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	–	22	1,079	1,101
Cash and cash equivalents	159	–	–	159
Short-term securities	–	98	–	98
Derivative instruments	–	5	–	5
Corporate shares – Canadian	107	–	–	107
Corporate shares – Foreign	3,545	219	–	3,764
Bonds and debentures – Canadian	–	2,427	–	2,427
Bonds and debentures – Foreign	–	165	–	165
Total fair value of plan assets[1]	3,811	2,936	1,079	7,826

December 31, 2019 (millions of dollars)	Level 1	Level 2	Level 3	Total
Derivative instruments	–	2	–	2
Total fair value of plan liabilities[1]	–	2	–	2

1 At December 31, 2019, the total fair value of Pension Plan assets and liabilities excludes $36 million of interest and dividends receivable, $10 million of pension administration expenses payable, $3 million of sold investments receivable, and $5 million of purchased investments payable.

December 31, 2018 (millions of dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	–	21	651	672
Cash and cash equivalents	210	–	–	210
Short-term securities	–	78	–	78
Derivative instruments	–	(7)	–	(7)
Corporate shares – Canadian	115	–	–	115
Corporate shares – Foreign	3,222	183	–	3,405
Bonds and debentures – Canadian	–	2,506	–	2,506
Bonds and debentures – Foreign	–	197	–	197
Total fair value of plan assets[1]	3,547	2,978	651	7,176

1 At December 31, 2018, the total fair value of Pension Plan assets and liabilities excludes $35 million of interest and dividends receivable, $10 million of pension administration expenses payable, $6 million of sold investments receivable, and $2 million of purchased investments payable.

See Note 18 – Fair Value of Financial Instruments and Risk Management for a description of levels within the fair value hierarchy.

Changes in the Fair Value of Financial Instruments Classified in Level 3

The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the years ended December 31, 2019 and 2018. The Pension Plan classifies financial instruments as Level 3 when the fair value is measured based on at least one significant input that is not observable in the markets or due to lack of liquidity in certain markets. The gains and losses presented in the table below could, therefore, include changes in fair value based on both observable and unobservable inputs. The Level 3 financial instruments are comprised of pooled funds whose valuations are provided by the investment managers. Sensitivity analysis is not provided as the underlying assumptions used by the investment managers are not available.

Year ended December 31 (millions of dollars)	2019	2018
Fair value, beginning of year	651	549
Realized and unrealized gains (losses)	(4)	59
Purchases	463	90
Sales and disbursements	(31)	(47)
Fair value, end of year	1,079	651

There were no significant transfers between any of the fair value levels during the years ended December 31, 2019 and 2018.

Hydro One Limited | Annual Report 2019 101

Notes to Consolidated Financial Statements

Valuation Techniques Used to Determine Fair Value

Pooled funds mainly consist of private equity, real estate and infrastructure investments. Private equity investments represent private equity funds that invest in operating companies that are not publicly traded on a stock exchange. Investment strategies in private equity include limited partnerships in businesses that are characterized by high internal growth and operational efficiencies, venture capital, leveraged buyouts and special situations such as distressed investments. Real estate and infrastructure investments represent funds that invest in real assets which are not publicly traded on a stock exchange. Investment strategies in real estate include limited partnerships that seek to generate a total return through income and capital growth by investing primarily in global and Canadian limited partnerships. Investment strategies in infrastructure include limited partnerships in core infrastructure assets focusing on assets that generate stable, long-term cash flows and deliver incremental returns relative to conventional fixed-income investments. Private equity, real estate and infrastructure valuations are reported by the fund manager and are based on the valuation of the underlying investments which includes inputs such as cost, operating results, discounted future cash flows and market-based comparable data. Since these valuation inputs are not highly observable, private equity and infrastructure investments have been categorized as Level 3 within pooled funds.

Cash equivalents consist of demand cash deposits held with banks and cash held by the investment managers. Cash equivalents are categorized as Level 1.

Short-term securities are valued at cost plus accrued interest, which approximates fair value due to their short-term nature. Short-term securities are categorized as Level 2.

Derivative instruments are used to hedge the Pension Plan's foreign currency exposure back to Canadian dollars. The notional principal amount of contracts outstanding as at December 31, 2019 was $742 million (2018 – $299 million), the most significant currencies being hedged against the Canadian dollar are the United States dollar, euro, British pound sterling, and Japanese yen. The net realized gain on contracts for the year ended December 31, 2019 was $1 million (2018 – $7 million net realized loss). The terms to maturity of the forward exchange contracts at December 31, 2019 are within three months. The fair value is determined using standard interpolation methodology primarily based on the World Markets exchange rates. Derivative instruments are categorized as Level 2.

Corporate shares are valued based on quoted prices in active markets and are categorized as Level 1. Corporate shares which are valued based on quoted prices in active markets, but held within a pension investment holding company, are categorized as Level 2. Investments denominated in foreign currencies are translated into Canadian currency at year-end rates of exchange.

Bonds and debentures are presented at published closing trade quotations, and are categorized as Level 2.

21. ENVIRONMENTAL LIABILITIES

The following tables show the movements in environmental liabilities for the years ended December 31, 2019 and 2018:

Year ended December 31, 2019 (millions of dollars)	PCB	LAR	Total
Environmental liabilities – beginning	108	57	165
Interest accretion	4	—	4
Expenditures	(17)	(8)	(25)
Revaluation adjustment	(5)	2	(3)
Environmental liabilities – ending	90	51	141
Less: current portion	(19)	(11)	(30)
	71	40	111

Year ended December 31, 2018 (millions of dollars)	PCB	LAR	Total
Environmental liabilities – beginning	134	62	196
Interest accretion	5	1	6
Expenditures	(16)	(6)	(22)
Revaluation adjustment	(15)	—	(15)
Environmental liabilities – ending	108	57	165
Less: current portion	(15)	(11)	(26)
	93	46	139

102 Hydro One Limited | Annual Report 2019

Notes to Consolidated Financial Statements

The following tables show the reconciliation between the undiscounted basis of the environmental liabilities and the amount recognized on the Consolidated Balance Sheets after factoring in the discount rate:

December 31, 2019 (millions of dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	97	51	148
Less: discounting environmental liabilities to present value	(7)	—	(7)
Discounted environmental liabilities	90	51	141

December 31, 2018 (millions of dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	118	58	176
Less: discounting environmental liabilities to present value	(10)	(1)	(11)
Discounted environmental liabilities	108	57	165

At December 31, 2019, the estimated future environmental expenditures were as follows:

December 31 (millions of dollars)	2019
2020	30
2021	31
2022	29
2023	25
2024	8
Thereafter	25
	148

Hydro One records a liability for the estimated future expenditures for LAR and for the phase-out and destruction of PCB-contaminated mineral oil removed from electrical equipment when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated.

There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations, and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation rate assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 2.0% to 6.3%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company's environmental liabilities represent management's best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company's current assumptions. In addition, with respect to the PCB environmental liability, the availability of critical resources such as skilled labour and replacement assets and the ability to take maintenance outages in critical facilities may influence the timing of expenditures.

PCBs

The Environment Canada regulations, enacted under the *Canadian Environmental Protection Act, 1999*, govern the management, storage and disposal of PCBs based on certain criteria, including type of equipment, in-use status, and PCB-contamination thresholds. Under current regulations, Hydro One's PCBs have to be disposed of by the end of 2025, with the exception of specifically exempted equipment. Contaminated equipment will generally be replaced, or will be decontaminated by removing PCB-contaminated insulating oil and retro filling with replacement oil that contains PCBs in concentrations of less than 2 ppm.

At December 31, 2019, the Company's best estimate of the total estimated future expenditures to comply with current PCB regulations was $97 million (2018 – $118 million). These expenditures are expected to be incurred over the period from 2020 to 2024. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2019 to decrease the PCB environmental liability by $5 million (2018 – $15 million).

LAR

At December 31, 2019, the Company's best estimate of the total estimated future expenditures to complete its LAR program was $51 million (2018 – $58 million). These expenditures are expected to be incurred over the period from 2020 to 2044. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2019 to increase the LAR environmental liability by $2 million (2018 – $nil).

Hydro One Limited | Annual Report 2019 103

Notes to Consolidated Financial Statements

22. ASSET RETIREMENT OBLIGATIONS

Hydro One records a liability for the estimated future expenditures for the removal and disposal of asbestos-containing materials installed in some of its facilities. Asset retirement obligations, which represent legal obligations associated with the retirement of certain tangible long-lived assets, are computed as the present value of the projected expenditures for the future retirement of specific assets and are recognized in the period in which the liability is incurred, if a reasonable estimate can be made. If the asset remains in service at the recognition date, the present value of the liability is added to the carrying amount of the associated asset in the period the liability is incurred and this additional carrying amount is depreciated over the remaining life of the asset. If an asset retirement obligation is recorded in respect of an out-of-service asset, the asset retirement cost is charged to results of operations. Subsequent to the initial recognition, the liability is adjusted for any revisions to the estimated future cash flows associated with the asset retirement obligation, which can occur due to a number of factors including, but not limited to, cost escalation, changes in technology applicable to the assets to be retired, changes in legislation or regulations, as well as for accretion of the liability due to the passage of time until the obligation is settled. Depreciation expense is adjusted prospectively for any increases or decreases to the carrying amount of the associated asset.

In determining the amounts to be recorded as asset retirement obligations, the Company estimates the current fair value for completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 2.0% to 4.0%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company's asset retirement obligations represent management's best estimates of the cost required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company's current assumptions. Asset retirement obligations are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively. As a result of its annual review of asset retirement obligations, no revaluation adjustment to the asset retirement obligations was recorded in 2019 (2018 – revaluation adjustment was recorded to increase the asset retirement obligations by $1 million).

At December 31, 2019, Hydro One had recorded asset retirement obligations of $10 million (2018 – $10 million), primarily consisting of the estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities. The amount of interest recorded is nominal.

23. LEASES

Hydro One has operating lease contracts for buildings used in administrative and service-related functions and storing telecommunications equipment. These leases have typical terms of between three and five years with renewal options of additional three- to five-year terms at prevailing market rates at the time of extension. All leases include a clause to enable upward revision of the rental charge on an annual basis or on renewal according to prevailing market conditions or pre-established rents. There are no restrictions placed upon Hydro One by entering into these leases. Renewal options are included in the lease term when their exercise is reasonably certain. Other information related to the Company's operating leases was as follows:

Year ended December 31 (millions of dollars)	2019
Lease expense	10
Lease payments made	8

December 31	2019
Weighted-average remaining lease term[1] (years)	8
Weighted-average discount rate	2.7%

1 Includes renewal options that are reasonably certain to be exercised.

At December 31, 2019, future minimum operating lease payments were as follows:

December 31 (millions of dollars)	2019
2020	12
2021	12
2022	11
2023	10
2024	9
Thereafter	33
Total undiscounted minimum lease payments[1]	87
Less: discounting minimum lease payments to present value	(9)
Total discounted minimum lease payments	78

1 Excludes committed amounts of $6 million for leases that have not yet commenced.

104 Hydro One Limited | Annual Report 2019

Notes to Consolidated Financial Statements

At December 31, 2018, future minimum operating lease payments were as follows:

December 31 (millions of dollars)	2018
2019	7
2020	11
2021	4
2022	1
2023	1
Thereafter	4
Total undiscounted minimum lease payments	28

Hydro One presents its ROU assets and lease obligations on the Consolidated Balance Sheet as follows:

December 31 (millions of dollars)	2019
Other long-term assets (Note 13)	75
Accounts payable and other current liabilities (Note 14)	9
Other long-term liabilities (Note 15)	69

24. SHARE CAPITAL

Common Shares

The Company is authorized to issue an unlimited number of common shares. At December 31, 2019, the Company had 596,818,436 (2018 – 595,938,975) common shares issued and outstanding.

The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors and is established on the basis of Hydro One's results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board of Directors may consider relevant.

The following tables present the changes to common shares during the years ended December 31, 2019 and 2018:

	Ownership by		
Year ended December 31, 2019 (number of shares)	Public	Province	Total
Common shares – beginning	313,526,327	282,412,648	595,938,975
Common shares issued – LTIP[1]	416,519	–	416,519
Common shares issued – share grants[2]	462,942	–	462,942
Common shares – ending[3]	314,405,788	282,412,648	596,818,436
	52.7%	47.3%	100%

1 In 2019, Hydro One issued from treasury 416,519 common shares in accordance with provisions of the LTIP. This included the exercise of 302,520 stock options for cash proceeds of $6 million.

2 In 2019, Hydro One issued from treasury 462,942 common shares in accordance with provisions of the Power Workers' Union (PWU) and the Society Share Grant Plans.

3 On January 16, 2020, Hydro One issued from treasury 117,980 common shares in accordance with provisions of the LTIP. See Note 34 – Subsequent Events.

	Ownership by		
Year ended December 31, 2018 (number of shares)	Public	Province	Total
Common shares – beginning	312,974,063	282,412,648	595,386,711
Common shares issued – share grants[1]	481,460	–	481,460
Common shares issued – LTIP[2]	70,804	–	70,804
Common shares – ending	313,526,327	282,412,648	595,938,975
	52.6%	47.4%	100%

1 In 2018, Hydro One issued from treasury 481,460 common shares in accordance with provisions of the PWU and the Society Share Grant Plans.

2 In 2018, Hydro One issued from treasury 70,804 common shares in accordance with provisions of the LTIP.

Hydro One Limited | Annual Report 2019 105

Notes to Consolidated Financial Statements Preferred Shares The holders of Series 2 preferred shares will be entitled to receive quarterly The Company is authorized to issue an unlimited number of preferred shares, floating rate cumulative dividends, if and when declared by the Board of issuable in series. At December 31, 2019 and 2018, two series of preferred Directors, at a rate equal to the sum of the then three-month Government of shares were authorized for issuance: the Series 1 preferred shares and the Canada treasury bill rate and 3.53% as reset quarterly. The Series 2 preferred Series 2 preferred shares. At December 31, 2019 and 2018, the Company shares will not be redeemable by Hydro One prior to November 20, 2020, had 16,720,000 Series 1 preferred shares and no Series 2 preferred shares but will be redeemable by Hydro One at a redemption price equal to $25.00 issued and outstanding. for each Series 2 preferred share redeemed, if redeemed on November 20, 2025 or on November 20 of every fifth year thereafter, or $25.50 for each Hydro One may from time to time issue preferred shares in one or more Series 2 preferred share redeemed, if redeemed on any other date after series. Prior to issuing shares in a series, the Hydro One Board of Directors November 20, 2020, in each case plus any accrued or unpaid dividends. is required to fix the number of shares in the series and determine the The holders of Series 2 preferred shares will have the right, at their option, on designation, rights, privileges, restrictions and conditions attaching to that November 20, 2025 and on November 20 of every fifth year thereafter, to series of preferred shares. Holders of Hydro One’s preferred shares are convert all or any of their Series 2 preferred shares into Series 1 preferred not entitled to receive notice of, to attend or to vote at any meeting of the shares on a one-for-one basis, subject to certain restrictions on conversion. shareholders of Hydro One except that votes may be granted to a series of preferred shares when dividends have not been paid on any one or more Share Ownership Restrictions series as determined by the applicable series provisions. Each series of The Electricity Act imposes share ownership restrictions on securities of Hydro preferred shares ranks on parity with every other series of preferred shares, One carrying a voting right (Voting Securities). These restrictions provide and are entitled to a preference over the common shares and any other that no person or company (or combination of persons or companies acting shares ranking junior to the preferred shares, with respect to dividends and jointly or in concert) may beneficially own or exercise control or direction the distribution of assets and return of capital in the event of the liquidation, over more than 10% of any class or series of Voting Securities, including dissolution or winding up of Hydro One. common shares of the Company (Share Ownership Restrictions). The Share Ownership Restrictions do not apply to Voting Securities held by the For the period commencing from the date of issue of the Series 1 preferred Province, nor to an underwriter who holds Voting Securities solely for the shares and ending on and including November 19, 2020, the holders of purpose of distributing those securities to purchasers who comply with the Series 1 preferred shares are entitled to receive fixed cumulative preferential Share Ownership Restrictions. dividends of $1.0625 per share per year, if and when declared by the Board of Directors, payable quarterly. The dividend rate will reset on November 20, 2020 and every five years thereafter at a rate equal to the 25. DIVIDENDS sum of the then five-year Government of Canada bond yield and 3.53%. In 2019, preferred share dividends in the amount of $18 million (2018 – The Series 1 preferred shares will not be redeemable by Hydro One $18 million) and common share dividends in the amount of $570 million prior to November 20, 2020, but will be redeemable by Hydro One on (2018 – $542 million) were declared and paid. November 20, 2020 and on November 20 of every fifth year thereafter at a redemption price equal to $25.00 for each Series 1 preferred share 26. EARNINGS PER COMMON SHARE redeemed, plus any accrued or unpaid dividends. The holders of Series 1 Basic earnings per common share (EPS) is calculated by dividing net income preferred shares will have the right, at their option, on November 20, 2020 (loss) attributable to common shareholders of Hydro One by the weighted- and on November 20 of every fifth year thereafter, to convert all or any of average number of common shares outstanding. their Series 1 preferred shares into Series 2 preferred shares on a one-for- one basis, subject to certain restrictions on conversion. At December 31, Diluted EPS is calculated by dividing net income (loss) attributable to 2019, no preferred share dividends were in arrears. common shareholders of Hydro One by the weighted-average number of common shares outstanding adjusted for the effects of potentially dilutive stock-based compensation plans, including the share grant plans and the LTIP, which are calculated using the treasury stock method. Year ended December 31 2019 2018 Net income (loss) attributable to common shareholders (millions of dollars) 778 (89) Weighted average number of shares Basic 596,437,577 595,756,470 Effect of dilutive stock-based compensation plans 2,410,860 2,147,473 Diluted 598,848,437 597,903,943 EPS Basic $ 1.30 $ (0.15) Diluted $ 1.30 $ (0.15) 106 Hydro One Limited | Annual Report 2019

Notes to Consolidated Financial Statements

The common shares contingently issuable as a result of the Convertible Debentures are not included in diluted EPS for the year ended December 31, 2019 and 2018, as conditions for closing the Merger were not met. As a result of the termination of the Merger agreement (see Note 4 – Business Combinations), the Convertible Debentures were redeemed on February 8, 2019.

27. STOCK-BASED COMPENSATION

Share Grant Plans

Hydro One has two share grant plans (Share Grant Plans), one for the benefit of certain members of the PWU (PWU Share Grant Plan) and one for the benefit of certain members of the Society (Society Share Grant Plan).

The PWU Share Grant Plan provides for the issuance of common shares of Hydro One from treasury to certain eligible members of the PWU annually, commencing on April 1, 2017 and continuing until the earlier of April 1, 2028 or the date an eligible employee no longer meets the eligibility criteria of the PWU Share Grant Plan. To be eligible, an employee must be a member of the Pension Plan on April 1, 2015, be employed on the date annual share issuance occurs and continue to have under 35 years of service. The requisite service period for the PWU Share Grant Plan began on July 3, 2015, which is the date the share grant plan was ratified by the PWU. The number of common shares issued annually to each eligible employee will be equal to 2.7% of such eligible employee's salary as at April 1, 2015, divided by $20.50, being the price of the common shares of Hydro One in its Initial Public Offering (IPO). The aggregate number of common shares issuable under the PWU Share Grant Plan shall not exceed 3,981,763 common shares. In 2015, 3,979,062 common shares were granted under the PWU Share Grant Plan.

The Society Share Grant Plan provides for the issuance of common shares of Hydro One from treasury to certain eligible members of The Society annually, commencing on April 1, 2018 and continuing until the earlier of April 1, 2029 or the date an eligible employee no longer meets the eligibility criteria of the Society Share Grant Plan. To be eligible, an employee must be a member of the Pension Plan on September 1, 2015, be employed on the date annual share issuance occurs and continue to have under 35 years of service. Therefore, the requisite service period for the Society Share Grant Plan began on September 1, 2015. The number of common shares issued annually to each eligible employee will be equal to 2.0% of such eligible employee's salary as at September 1, 2015, divided by $20.50, being the price of the common shares of Hydro One in its IPO. The aggregate number of common shares issuable under the Society Share Grant Plan shall not exceed 1,434,686 common shares. In 2015, 1,433,292 common shares were granted under the Society Share Grant Plan.

The fair value of the Hydro One 2015 share grants of $111 million was estimated based on the grant date share price of $20.50 and is recognized using the graded-vesting attribution method as the share grant plans have both a performance condition and a service condition. In 2019, 462,942 common shares (2018 – 481,460) were issued under the Share Grant Plans. Total share-based compensation recognized during 2019 was $9 million (2018 – $12 million) and was recorded as a regulatory asset.

A summary of share grant activity under the Share Grant Plans during the years ended December 31, 2019 and 2018 is presented below:

Year ended December 31, 2019	Share Grants (number of common shares)		Weighted-Average Price
Share grants outstanding – beginning	4,234,155	$	20.50
Vested and issued[1]	(462,942)		—
Forfeited	(96,836)	$	20.50
Share grants outstanding – ending	3,674,377	$	20.50

1 In 2019, Hydro One issued from treasury 462,942 common shares to eligible employees in accordance with provisions of the Share Grant Plans.

Year ended December 31, 2018	Share Grants (number of common shares)		Weighted-Average Price
Share grants outstanding – beginning	4,825,732	$	20.50
Vested and issued[1]	(481,460)		—
Forfeited	(110,117)	$	20.50
Share grants outstanding – ending	4,234,155	$	20.50

1 In 2018, Hydro One issued from treasury 481,460 common shares to eligible employees in accordance with provisions of the Share Grant Plans.

Directors' DSU Plan

Under the Directors' DSU Plan, directors can elect to receive credit for their annual cash retainer in a notional account of DSUs in lieu of cash. Hydro One's Board of Directors may also determine from time to time that special circumstances exist that would reasonably justify the grant of DSUs to a director as compensation in addition to any regular retainer or fee to which the director is entitled. Each DSU represents a unit with an underlying value equivalent to the value of one common share of the Company and is entitled to accrue common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One's Board of Directors.

Hydro One Limited | Annual Report 2019 107

Notes to Consolidated Financial Statements

A summary of DSU awards activity under the Directors' DSU Plan during the years ended December 31, 2019 and 2018 is presented below:

Year ended December 31 (number of DSUs)	2019	2018
DSUs outstanding – beginning	**46,697**	187,090
Granted	**29,938**	82,375
Settled[1]	**(24,015)**	(222,768)
DSUs outstanding – ending	**52,620**	46,697

1 In 2018, DSUs related to the Company's former Board of Directors were settled at the June 29, 2018 closing price of the Company's common shares of $20.04, with an amount of approximately $5 million paid during the fourth quarter of 2018.

For the year ended December 31, 2019, an expense of $1 million (2018 – $1 million) was recognized in earnings with respect to the Directors' DSU Plan. At December 31, 2019, a liability of $1 million (2018 – $1 million) related to Directors' DSUs has been recorded at the December 31, 2019 closing price of the Company's common shares of $25.08. This liability is included in long-term accounts payable and other liabilities on the Consolidated Balance Sheets.

Management DSU Plan

Under the Management DSU Plan, eligible executive employees can elect to receive a specified proportion of their annual short-term incentive in a notional account of DSUs in lieu of cash. Each DSU represents a unit with an underlying value equivalent to the value of one common share of the Company and is entitled to accrue common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One's Board of Directors.

A summary of DSU awards activity under the Management DSU Plan during the years ended December 31, 2019 and 2018 is presented below:

Year ended December 31 (number of DSUs)	2019	2018
DSUs outstanding – beginning	**108,296**	67,829
Granted	**24,996**	40,467
Paid	**(81,106)**	–
DSUs outstanding – ending	**52,186**	108,296

For the year ended December 31, 2019, an expense of $1 million (2018 – $1 million) was recognized in earnings with respect to the Management DSU Plan. At December 31, 2019, a liability of $1 million (2018 – $2 million) related to Management DSUs has been recorded at the December 31, 2019 closing price of the Company's common shares of $25.08. This liability is included in long-term accounts payable and other liabilities on the Consolidated Balance Sheets.

Employee Share Ownership Plan

In 2015, Hydro One established Employee Share Ownership Plans (ESOP) for certain eligible management and non-represented employees (Management ESOP) and for certain eligible Society-represented staff (Society ESOP). Under the Management ESOP, the eligible management and non-represented employees may contribute between 1% and 6% of their base salary towards purchasing common shares of Hydro One. The Company matches 50% of their contributions, up to a maximum Company contribution of $25,000 per calendar year. Under the Society ESOP, the eligible Society-represented staff may contribute between 1% and 4% of their base salary towards purchasing common shares of Hydro One. The Company matches 25% of their contributions, with no maximum Company contribution per calendar year. In 2019, Company contributions made under the ESOP were $2 million (2018 – $2 million).

LTIP

Effective August 31, 2015, the Board of Directors of Hydro One adopted an LTIP. Under the LTIP, long-term incentives are granted to certain executive and management employees of Hydro One and its subsidiaries, and all equity-based awards will be settled in newly issued shares of Hydro One from treasury, consistent with the provisions of the plan which also permit the participants to surrender a portion of their awards to satisfy related withholding taxes requirements. The aggregate number of shares issuable under the LTIP shall not exceed 11,900,000 shares of Hydro One.

The LTIP provides flexibility to award a range of vehicles, including Performance Share Units (PSUs), Restricted Share Units (RSUs), stock options, share appreciation rights, restricted shares, DSUs, and other share-based awards. The mix of vehicles is intended to vary by role to recognize the level of executive accountability for overall business performance.

108 Hydro One Limited | Annual Report 2019

Notes to Consolidated Financial Statements

PSUs and RSUs

A summary of PSU and RSU awards activity under the LTIP during the years ended December 31, 2019 and 2018 is presented below:

	PSUs		RSUs	
Year ended December 31 (number of units)	**2019**	2018	**2019**	2018
Units outstanding – beginning	**605,180**	429,980	**442,470**	393,430
Granted	**—**	445,120	**—**	345,790
Vested and issued	**(78,121)**	(123)	**(92,112)**	(106,591)
Forfeited	**(153,805)**	(31,767)	**(84,745)**	(31,849)
Settled	**(201,910)**	(238,030)	**(58,620)**	(158,310)
Units outstanding – ending[1]	**171,344**	605,180	**206,993**	442,470

1 Units outstanding at December 31, 2019 include 7,740 PSUs and 96,330 RSUs that may be settled in cash if certain conditions are met. At December 31, 2019, a liability of $3 million has been recorded with respect to these awards and is included in accrued liabilities on the Consolidated Balance Sheet.

No awards were granted in 2019. The grant date total fair value of the awards granted in 2018 was $16 million. The compensation expense related to the PSU and RSU awards recognized by the Company during 2019 was $9 million (2018 – $15 million).

Amounts recognized in 2019 were affected by the reversal in the third quarter of 2019 of approximately $3 million of previously recognized compensation expense to reflect forfeitures of PSUs and RSUs in the third quarter of 2019. The expense recognized in 2018 included $5 million related to previously awarded PSUs and RSUs to the Company's former President and Chief Executive Officer for which costs had not previously been recognized. These awards, consisting of 238,030 PSUs and 158,310 RSUs, were settled in 2018 through a one-time cash settlement arrangement.

Stock Options

The Company is authorized to grant stock options under its LTIP to certain eligible employees. No stock options were granted in 2019 (2018–1,450,880 stock options were granted). The stock options granted are exercisable for a period not to exceed seven years from the date of grant. The original three-year vesting period for 706,070 stock options was modified in 2019 due to agreements reached with five option-holders, resulting in applicable stock options being fully vested in 2019. The incremental compensation cost resulting from the modification was not significant.

The fair value-based method is used to measure compensation expense related to stock options and the expense is recognized over the vesting period on a straight-line basis. The fair value of the stock option awards granted was estimated on the date of grant using a Black-Scholes valuation model. Updates related to stock options subject to modification were not significant.

Stock options granted and the weighted-average assumptions used in the valuation model for options granted during 2018 are as follows:

Exercise price[1]	$ 20.70
Grant date fair value per option	$ 1.66
Valuation assumptions:	
Expected dividend yield[2]	3.78%
Expected volatility[3]	15.01%
Risk-free interest rate[4]	2.00%
Expected option term[5]	4.5 years

1 Hydro One common share price on the date of the grant.

2 Based on dividend and Hydro One common share price on the date of the grant.

3 Based on average daily volatility of Hydro One's peer entities for a 4.5-year term.

4 Based on bond yield for an equivalent Canadian government bond.

5 Determined using the option term and the vesting period.

Hydro One Limited | Annual Report 2019 109

Notes to Consolidated Financial Statements

A summary of stock options activity during the years ended December 31, 2019 and 2018 is presented below:

	Number of Stock Options	Weighted-average exercise price
Stock options outstanding – January 1, 2018	—	
Granted	1,450,880	$ 20.70
Forfeited[1]	(500,970)	$ 20.66
Stock options outstanding – December 31, 2018[2,3]	949,910	$ 20.72
Exercised[4]	(302,520)	$ 20.76
Forfeited[1]	(243,840)	$ 20.75
Stock options outstanding – December 31, 2019[2]	403,550	$ 20.66

1 Stock options forfeited in 2019 had a fair value of $1.65 per option (2018 – $1.67).

2 During 2019, 706,070 stock options vested with a modified fair value of $1.04 per option (2018 – no stock options vested), of which 302,520 stock options were exercised. At December 31, 2019, all stock options outstanding were vested and exercisable (2018 – all stock options were non-vested).

3 Stock options outstanding at December 31, 2019 have an aggregate intrinsic value of $2 million (2018 – $nil) and weighted-average remaining contractual term of 5.2 years (2018 – 6.2 years).

4 Stock options exercised in 2019 had an aggregate intrinsic value of $1 million.

The compensation expense related to stock options recognized by the Company during 2019 was $1 million (2018 – $1 million). At December 31, 2019, the unrecognized compensation expense related to stock options not yet vested was $nil (2018 – $1 million).

On January 16, 2020, 117,980 stock options were exercised. See Note 34 – Subsequent Events.

28. NONCONTROLLING INTEREST

Total noncontrolling interest consists of noncontrolling interest attributable to B2M LP and noncontrolling interest attributable to NRLP. The following tables show the movements in total noncontrolling interest during the years ended December 31, 2019 and 2018:

Year ended December 31, 2019 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest – beginning	21	49	70
Contributions from sale of noncontrolling interest (Note 4)	—	12	12
Distributions to noncontrolling interest	(3)	(6)	(9)
Net income attributable to noncontrolling interest	2	4	6
Noncontrolling interest – ending	20	59	79

Year ended December 31, 2018 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest – beginning	22	50	72
Distributions to noncontrolling interest	(3)	(5)	(8)
Net income attributable to noncontrolling interest	2	4	6
Noncontrolling interest – ending	21	49	70

110 Hydro One Limited | Annual Report 2019

Notes to Consolidated Financial Statements

B2M LP

On December 16, 2014, transmission assets totalling $526 million were transferred from Hydro One Networks to B2M LP. This was financed by 60% debt ($316 million) and 40% equity ($210 million). On December 17, 2014, the SON acquired a 34.2% equity interest in B2M LP for consideration of $72 million, representing the fair value of the equity interest acquired. The SON's initial investment in B2M LP consists of $50 million of Class A units and $22 million of Class B units.

The Class B units have a mandatory put option which requires that upon the occurrence of an enforcement event (i.e., an event of default such as a debt default by the SON or insolvency event), Hydro One purchase the Class B units of B2M LP for net book value on the redemption date. The noncontrolling interest relating to the Class B units is classified on the Consolidated Balance Sheet as temporary equity because the redemption feature is outside the control of the Company. The balance of the noncontrolling interest is classified within equity.

The following tables show the movements in B2M LP noncontrolling interest during the years ended December 31, 2019 and 2018:

Year ended December 31, 2019 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest – beginning	21	49	70
Distributions to noncontrolling interest	(3)	(6)	(9)
Net income attributable to noncontrolling interest	2	4	6
Noncontrolling interest – ending	20	47	67

Year ended December 31, 2018 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest – beginning	22	50	72
Distributions to noncontrolling interest	(3)	(5)	(8)
Net income attributable to noncontrolling interest	2	4	6
Noncontrolling interest – ending	21	49	70

NRLP

On September 18, 2019, Hydro One Networks sold to the Six Nations of the Grand River Development Corporation and, through a trust, to the Mississaugas of the Credit First Nation a 25.0% and 0.1% equity interest in NRLP partnership units, respectively, for total consideration of $12 million, representing the fair value of the equity interest acquired. NRLP is fully consolidated in these Consolidated Financial Statements as it is controlled by Hydro One. The First Nations Partners' 25.1% noncontrolling interest in NRLP is classified within equity.

The following table shows the movements in NRLP noncontrolling interest during the year ended December 31, 2019:

Year ended December 31, 2019 (millions of dollars)	Equity
Noncontrolling interest – beginning	—
Contributions from sale of noncontrolling interest (Note 4)	12
Distributions to noncontrolling interest	—
Net income attributable to noncontrolling interest	—
Noncontrolling interest – ending	12

On January 31, 2020, the Mississaugas of the Credit First Nation purchased an additional 19.9% equity interest in NRLP. See Note 4 – Business Combinations and Note 34 – Subsequent Events for additional information.

Hydro One Limited | Annual Report 2019 111

Notes to Consolidated Financial Statements

29. RELATED PARTY TRANSACTIONS

The Province is a shareholder of Hydro One with approximately 47.3% ownership at December 31, 2019. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy. Ontario Charging Network LP (OCN LP) is a joint-venture limited partnership between a subsidiary of Hydro One and OPG. The following is a summary of the Company's related party transactions during the years ended December 31, 2019 and 2018:

Year ended December 31 (millions of dollars) Related Party	Transaction	2019	2018
Province	Dividends paid	288	275
IESO	Power purchased	1,808	1,636
	Revenues for transmission services	1,636	1,672
	Amounts related to electricity rebates	692	477
	Distribution revenues related to rural rate protection	240	239
	Distribution revenues related to the supply of electricity to remote northern communities	35	35
	Funding received related to Conservation and Demand Management programs	42	62
OPG[1]	Power purchased	8	10
	Revenues related to provision of services and supply of electricity	9	9
	Costs related to the purchase of services	1	—
OEFC	Power purchased from power contracts administered by the OEFC	2	2
OEB	OEB fees	9	8
OCN LP[2]	Investment in OCN LP	2	—

1 The OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee. See Note 32 – Commitments for details related to the OCN Guarantee.

2 OCN LP owns and operates electric vehicle fast charging stations across Ontario, under the Ivy Charging Network brand.

Sales to and purchases from related parties are based on the requirements of the OEB's Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.

30. CONSOLIDATED STATEMENTS OF CASH FLOWS

The changes in non-cash balances related to operations consist of the following:

Year ended December 31 (millions of dollars)	2019	2018
Accounts receivable	(73)	11
Due from related parties	(160)	(2)
Other assets	(11)	2
Accounts payable	7	2
Accrued liabilities	38	17
Due to related parties	213	(68)
Accrued interest	8	(3)
Long-term accounts payable and other liabilities	—	(7)
Post-retirement and post-employment benefit liability	33	25
	55	(23)

112 Hydro One Limited | Annual Report 2019

Notes to Consolidated Financial Statements

Capital Expenditures

The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the Consolidated Statements of Cash Flows for the years ended December 31, 2019 and 2018. The reconciling items include net change in accruals and capitalized depreciation.

Year ended December 31, 2019 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(1,551)	(116)	(1,667)
Reconciling items	38	1	39
Cash outflow for capital expenditures	(1,513)	(115)	(1,628)

Year ended December 31, 2018 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(1,454)	(121)	(1,575)
Reconciling items	36	1	37
Cash outflow for capital expenditures	(1,418)	(120)	(1,538)

Capital Contributions

Hydro One enters into contracts governed by the OEB Transmission System Code when a transmission customer requests a new or upgraded transmission connection. The customer is required to make a capital contribution to Hydro One based on the shortfall between the present value of the costs of the connection facility and the present value of revenues. The present value of revenues is based on an estimate of load forecast for the period of the contract with Hydro One. Once the connection facility is commissioned, in accordance with the OEB Transmission System Code, Hydro One will periodically reassess the estimated load forecast which will lead to a decrease, or an increase in the capital contributions from the customer. The increase or decrease in capital contributions is recorded directly to property, plant and equipment in service. In 2019, capital contributions from these reassessments totalled $3 million (2018 – $7 million), which represents the difference between the revised load forecast of electricity transmitted compared to the load forecast in the original contract, subject to certain adjustments.

Supplementary Information

Year ended December 31 (millions of dollars)	2019	2018
Net interest paid	494	519
Income taxes paid	21	17

31. CONTINGENCIES

Legal Proceedings

Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Hydro One Inc., Hydro One Networks, Hydro One Remote Communities, and Norfolk Power Distribution Inc. were defendants in a class action suit commenced in 2015 in which the representative plaintiff was seeking up to $125 million in damages related to allegations of improper billing practices. The plaintiff's application for leave to appeal the lower court's refusal to certify the lawsuit as a class action was denied by the Ontario Court of Appeal on March 26, 2019, which means that the lawsuit has effectively ended.

There were four putative class action lawsuits filed by Avista Corporation shareholders in relation to the Merger. The plaintiffs in the four lawsuits were, respectively, Fink, Jenß, Samuel and Sharpenter. All of these class action lawsuits have now been dismissed.

Transfer of Assets

The transfer orders by which the Company acquired certain of Ontario Hydro's businesses as of April 1, 1999 did not transfer title to some assets located on Reserves (as defined in the *Indian Act* (Canada)). Currently, the OEFC holds these assets. Under the terms of the transfer orders, the Company is required to manage these assets until it has obtained all consents necessary to complete the transfer of title of these assets to itself. The Company cannot predict the aggregate amount that it may have to pay, either on an annual or one-time basis, to obtain the required consents. In 2019, the Company paid approximately $2 million (2018 – $2 million) in respect of consents obtained. If the Company cannot obtain the required consents, the OEFC will continue to hold these assets for an indefinite period of time. If the Company cannot reach a satisfactory settlement, it may have to relocate these assets to other locations at a cost that could be substantial or, in a limited number of cases, to abandon a line and replace it with diesel-generation facilities. The costs relating to these assets could have a material adverse effect on the Company's results of operations if the Company is not able to recover them in future rate orders.

Hydro One Limited | Annual Report 2019 113

Notes to Consolidated Financial Statements

32. COMMITMENTS

The following table presents a summary of Hydro One's commitments under outsourcing and other agreements due in the next five years and thereafter:

December 31, 2019 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	162	34	10	8	11	13
Long-term software/meter agreement	22	1	2	1	2	—

Outsourcing Agreements

Hydro One has an agreement with Inergi LP for the provision of back-office and IT outsourcing services, including supply chain, pay operations, IT, and finance and accounting services. The agreement expires on February 28, 2021 for IT services and on October 31, 2021 for supply chain services. The agreement for pay operations, and for finance and accounting services was extended in September 2019 and now expires on December 31, 2020. In addition, the agreement for settlement services expired on December 31, 2019, and these services are now insourced.

Brookfield Global Integrated Solutions (Brookfield) provides services to Hydro One, including facilities management and execution of certain capital projects as deemed required by the Company. The agreement with Brookfield for these services expires in December 2024, with an option for the Company to renew the agreement for an additional term of three years.

Long-term Software/Meter Agreement

Trilliant Holdings Inc. and Trilliant Networks (Canada) Inc. (collectively Trilliant) provide services to Hydro One for the supply, maintenance and support services for smart meters and related hardware and software, including additional software licences, as well as certain professional services. The agreement with Trilliant for these services expires in December 2025, with an option for the Company to renew the agreement for an additional term of five years.

Other Commitments

The following table presents a summary of Hydro One's other commercial commitments by year of expiry in the next five years and thereafter:

December 31, 2019 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities[1]	—	—	—	—	2,550	—
Letters of credit[2]	193	2	—	—	—	—
Guarantees[3]	332	—	—	—	—	—

1 On June 3, 2019, the maturity dates for the Operating Credit Facilities were extended from November 2021 and June 2022 to June 2024.

2 Letters of credit consist of $179 million letters of credit related to retirement compensation arrangements, a $4 million in letters of credit to satisfy debt service reserve requirements, a $9 million letter of credit provided to the IESO for prudential support and $3 million in letters of credit for various operating purposes.

3 Guarantees consist of $325 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, and guarantees totalling $7 million provided by Hydro One to the Minister of Natural Resources relating to OCN LP (OCN Guarantee). The OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee.

Prudential Support

Purchasers of electricity in Ontario, through the IESO, are required to provide security to mitigate the risk of their default based on their expected activity in the market. The IESO could draw on these guarantees and/or letters of credit if these purchasers fail to make a payment required by a default notice issued by the IESO. The maximum potential payment is the face value of any letters of credit plus the amount of the parental guarantees.

Retirement Compensation Arrangements

Bank letters of credit have been issued to provide security for Hydro One Inc.'s liability under the terms of a trust fund established pursuant to the supplementary pension plan for eligible employees of Hydro One Inc. The supplementary pension plan trustee is required to draw upon these letters of credit if Hydro One Inc. is in default of its obligations under the terms of this plan. Such obligations include the requirement to provide the trustee with an annual actuarial report as well as letters of credit sufficient to secure Hydro One Inc.'s liability under the plan, to pay benefits payable under the plan and to pay the letter of credit fee. The maximum potential payment is the face value of the letters of credit. A bank letter of credit has also been issued to provide security for Hydro One's retirement compensation arrangement trust agreement.

33. SEGMENTED REPORTING

Hydro One has three reportable segments:

- The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting more than 70 local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;
- The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and
- Other Segment, which includes certain corporate activities and the operations of the Company's telecommunications business.

The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision-maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income taxes from continuing operations (excluding certain allocated corporate governance costs).

114 Hydro One Limited | Annual Report 2019

Notes to Consolidated Financial Statements Year ended December 31, 2019 (millions of dollars) Transmission Distribution Other Consolidated Revenues 1,652 4,788 40 6,480 Purchased power — 3,111 — 3,111 Operation, maintenance and administration 355 610 216 1,181 Depreciation and amortization 462 409 7 878 Income (loss) before financing charges and income tax expense 835 658 (183) 1,310 Capital investments 1,035 624 8 1,667 Year ended December 31, 2018 (millions of dollars) Transmission Distribution Other Consolidated Revenues 1,686 4,422 42 6,150 Purchased power — 2,899 — 2,899 Operation, maintenance and administration 409 602 94 1,105 Depreciation and amortization 435 395 7 837 Income (loss) before financing charges and income tax expense 842 526 (59) 1,309 Capital investments 985 577 13 1,575 Total Assets by Segment: December 31 (millions of dollars) 2019 2018 Transmission 15,029 13,973 Distribution 10,017 9,325 Other 2,015 2,359 Total assets 27,061 25,657 Total Goodwill by Segment: December 31 (millions of dollars) 2019 2018 Transmission 157 157 Distribution 168 168 Total goodwill 325 325 All revenues, assets and substantially all costs, as the case may be, are earned, held or incurred in Canada. 34. SUBSEQUENT EVENTS trust, a 19.9% equity interest in NRLP for total consideration of $9 million. Following this transaction, Hydro One’s interest in the equity portion of NRLP Dividends was reduced to 55%, with the Six Nations of the Grand River Development On February 11, 2020, preferred share dividends of $5 million and common Corporation and the Mississaugas of the Credit First Nation owning 25% share dividends of $144 million ($0.2415 per common share) were declared. and 20%, respectively, of equity interest in NRLP. NRLP Stock Options On January 31, 2020, the Mississaugas of the Credit First Nation purchased On January 16, 2020, Hydro One issued from treasury 117,980 common an additional 19.9% equity interest in NRLP. On this date, Hydro One shares in accordance with provisions of the LTIP. This issuance resulted from Networks sold to the Mississaugas of the Credit First Nation, through a the exercise of 117,980 stock options for cash proceeds of $2 million. Hydro One Limited | Annual Report 2019 115

Corporate and Shareholder Information

Corporate Offices
483 Bay Street, South Tower
Toronto, ON
M5G 2P5
1.416.345.5000
www.HydroOne.com

Customer Inquiries
Customer Service:
1.888.664.9376 or
CustomerCommunications@HydroOne.com

Report an Emergency (24 hours):
1.800.434.1235

Shareholder Services
If you are a registered shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about dividends, duplicate mailings, lost stock certificates, share transfers or estate settlements, contact our transfer agent and registrar:

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, ON
M5J 2Y1
1.514.982.7555 or 1.800.564.6253
service@computershare.com

Institutional Investors and Analysts
Institutional investors, securities analysts and others requiring additional financial information can visit www.HydroOne.com/Investors or contact us at:
1.416.345.6867
Investor.Relations@HydroOne.com or
Omar.Javed@HydroOne.com

Media Inquiries
1.416.345.6868 or 1.877.506.7584
Media.Relations@HydroOne.com

Sustainability
Hydro One is committed to continuing to grow responsibly and we focus our social and environmental sustainability efforts where we can make the most meaningful impacts on both. To learn more, visit www.HydroOne.com/OurCommitment or email CSR@HydroOne.com.

Stock Exchange Listing
Toronto Stock Exchange (TSX): H
(CUSIP #448811208)

H | LISTED ON TORONTO STOCK EXCHANGE TMX

Independent Auditors
KPMG LLP

Equity Index Inclusions
Dow Jones Select Utilities (Canada) Index
FTSE All-World Index Series
MSCI World (Canada) Index
S&P/TSX Composite Index
S&P/TSX Utilities Index
S&P/TSX Composite Dividend Index
S&P/TSX Composite Low Volatility Index
S&P/TSX Composite High Dividend Index

Debt Securities
For details of the public debt securities of Hydro One and its subsidiaries, please refer to the "Debt Information" section under www.HydroOne.com/Investors.

Online Information
Hydro One is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit the Investor Relations section of www.HydroOne.com/Investors where you will find additional information about our business, including events and presentations, news releases, regulatory filings, governance practices, corporate social responsibility and our continuous disclosure materials, including quarterly financial releases, annual information forms and management information circulars. You may also subscribe to our news by email to automatically receive Hydro One news releases electronically.

Common Share Dividend Information
2020 Expected Dividend Dates

Declaration Date	Record Date	Payment Date
February 11, 2020	March 11, 2020	March 31, 2020
May 7, 2020	June 10, 2020	June 30, 2020
August 10, 2020	September 9, 2020	September 30, 2020
November 5, 2020	December 9, 2020	December 31, 2020

Unless indicated otherwise, all common share dividends paid by Hydro One are designated as "eligible" dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Dividend Reinvestment Plan (DRIP)
Hydro One offers a convenient dividend reinvestment program for eligible shareholders to purchase additional Hydro One shares by reinvesting their cash dividends without incurring brokerage or administration fees. For plan information and enrolment materials or to learn more about the Hydro One DRIP, visit www.HydroOne.com/DRIP or Computershare Trust Company of Canada at www.InvestorCentre.com/HydroOne.

Regulatory Stakeholders
Hydro One is committed to understanding the interests of maintaining and enhancing long-term relationships with its regulatory stakeholders.

Ontario
Provincial Government,
Ministry of Energy
Policy, legislation, regulations

Ontario
Ontario Energy Board (OEB)
Independent electric utility price and service quality regulation ieso Power to Ontario. On Demand.
Independent Electricity System Operator
Wholesale power market rules, intermediary, North American reliability standards

National Energy Board | Office national de l'énergie
Canada
National Energy Board
Federal regulator, international power lines and substations

NERC NORTH AMERICAN ELECTRIC RELIABILITY CORPORATION
North American Electric Reliability Corporation
Continent-wide bulk power reliability standards, certification, monitoring

For more information, visit:
www.HydroOne.com/Regulatory

FSC Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. XXX-XXX-000
© 1996 Forest Stewardship Council

116 Hydro One Limited | Annual Report 2019